As filed with the Securities and Exchange Commission on September 17, 2001. Registration No. 33-95354


             SECURITIES AND EXCHANGE COMMISSION Washington, D.C.  20549



                                   FORM S-6


          FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF
                  UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

         Kansas City Life Variable Life Separate Account (Exact name of trust)

                      KANSAS CITY LIFE INSURANCE COMPANY
                              (Name of depositor)
                                 3520 Broadway
                       Kansas City, Missouri  64111-2565
                  (Complete address of depositor's principal
                           executive offices)

                               C. John Malacarne
                      Kansas City Life Insurance Company
                    3520 Broadway  Kansas City,  Missouri  64111-2565  (Name and
               complete address of agent for service)


Copy to:  Stephen E. Roth, Esq.
          Sutherland Asbill & Brennan LLP
          1275 Pennsylvania Avenue, N.W.
          Washington, D.C.  20004-2415


It is proposed that this filing will become effective as soon as practicable after the effective date.

Title  of  Securities   Being   Registered:   Flexible  Premium  Variable  Joint
Survivorship Life Insurance Contracts.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.


                                   PROSPECTUS
    FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE CONTRACT
               KANSAS CITY LIFE VARIABLE LIFE SEPARATE ACCOUNT OF
                       Kansas City Life Insurance Company
            Home Office:                         Correspondence to:
           3520 Broadway                       Variable Administration
  Kansas City, Missouri 64111-2565                P.O. Box 219364
     Telephone (816) 753-7000              Kansas City, Missouri 64121-9364
                                               Telephone (800) 616-3670

This Prospectus describes a flexible Premium survivorship variable universal life insurance contract ("Contract") offered by Kansas City Life Insurance Company ("Kansas City Life"). We have provided a definition section at the beginning of this Prospectus for your reference as you read.


The Contract is designed to provide insurance protection upon the death of the second of the two Insureds named in the Contract. The Contract also provides you the opportunity to allocate Premiums and Contract Value to one or more Subaccounts of the Kansas City Life Variable Life Separate Account ("Variable Account") or to the Fixed Account. The assets of each Subaccount are invested in a corresponding portfolio of a designated mutual fund ("Funds") as follows:



MFS Variable Insurance TrustSM                                 Manager

     MFS Emerging Growth Series                                MFS Investment Management
     MFS Research Series
     MFS Total Return Series
     MFS Utilities Series
     MFS Global Governments Series
     MFS Bond Series


American Century Variable Portfolios                            Manager

     American Century VP Capital Appreciation                   American Century Investment Management, Inc.
     American Century VP Income & Growth
     American Century VP International
     American Century VP Value


Federated Insurance Series                                      Manager

     Federated American Leaders Fund II                         Federated Investment Management Company
     Federated High Income Bond Fund II                         Federated Investment Management Company
     Federated Prime Money Fund II                              Federated Investment Management Company
     Federated International Small Company Fund II              Federated Global Investment Management Corp.


Dreyfus Variable Investment Fund                                Manager

     Appreciation Portfolio(Initial Class)                      The Dreyfus Corporation
     Small Cap Portfolio(Initial Class)

Dreyfus Stock Index Fund(Initial Class)                         Manager
                                                                The Dreyfus Corporation
                                                                Sub-Investment Adviser: Mellon Equity Associates

The Dreyfus Socially                                            Manager

RESPONSIBLE GROWTH FUND, INC. (Initial Class)                   The Dreyfus Corporation
                                                                Sub-Investment Adviser: NCM Capital Management
                                                                Group, Inc.


J.P. Morgan Series Trust II                                     Manager

     J.P. Morgan U.S. Disciplined Equity Portfolio              J.P. Morgan Investment Management Inc.
     J.P. Morgan Small Company Portfolio

Franklin Templeton Variable Insurance                           Manager


Products Trust

     Templeton International Securities Fund (Class 2)          Templeton Investment Counsel, Inc.
     Franklin Small Cap Fund (Class 2)                          Franklin Advisers, Inc.
     Franklin Real Estate Fund (Class 2)                        Franklin Advisers, Inc.
     Templeton Developing Markets Securities Fund (Class 2)     Templeton Asset Management Ltd.


Calamos Advisors Trust                                          Manager

     Calamos Convertible Portfolio                              Calamos Asset Management, Inc.


A.I.M Variable Insurance Funds                                  Manager

      AIM V.I. Dent Demographic Trends Fund                     A I M Advisors, Inc.
      AIM V.I. New Technology Fund
      AIM V.I. Value Fund


Seligman Portfolios, Inc.                                       Manager

     Seligman Capital Portfolio(Class 2)                        J. & W. Seligman & Co. Incorporated
     Seligman Communications and Information Portfolio (Class 2)

The accompanying prospectuses for the Funds describe these portfolios. The value of amounts allocated to the Variable Account will vary according to the investment performance of the Portfolios of the Funds. You bear the entire investment risk of amounts allocated to the Variable Account. Another choice available for allocation of Premiums is our Fixed Account. The Fixed Account is part of Kansas City Life's general account. It pays interest at declared rates guaranteed to equal or exceed 4%.

The Contract also offers you the flexibility to vary the amount and timing of Premiums and to change the amount of Death Benefits payable. This flexibility allows you to provide for your changing insurance needs under a single insurance contract.


You can select from three Coverage Options available under the Contract:

o    Option A: a level Death Benefit;
o    Option B: a Death Benefit that  fluctuates  with the value of the Contract;
     and
o Option L: provides a Death Benefit pattern that can be level for several years and then can increase at a particular time that you choose.

We also offer a Guaranteed Minimum Death Benefit Option which guarantees payment of the Specified Amount (less the Loan Balance and past due charges) upon the death of the last surviving Insured provided that you meet the Premium requirements.

The Contract provides for a value that you can receive by surrendering the Contract. There is no guaranteed minimum value and there may be no cash surrender value on early surrenders. If the value is insufficient to cover the charges due under the Contract, the Contract will lapse without value. It may not be advantageous to replace existing insurance. Within certain limits, you may return the Contract or exercise a no-fee transfer right.

This Prospectus and the accompanying fund prospectuses provide important information you should have before deciding to purchase a Contract. Please keep these for future reference.


An investment in the Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank, nor is the Contract federally insured by the Federal Deposit Insurance Corporation or any other government agency. An investment in the Contract involves certain risks, including the loss of Premiums (principal).


The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.




                      The Date of this Prospectus is, 2001




DEFINITIONS....................................................................1

SUMMARY AND DIAGRAM OF THE CONTRACT............................................4

DIAGRAM OF CONTRACT............................................................5

GENERAL INFORMATION ABOUT KANSAS CITY LIFE....................................13
   Kansas City Life Insurance Company.........................................13

THE VARIABLE ACCOUNT AND THE FUNDS............................................13
   Kansas City Life Variable Life Separate Account............................13
   The Funds..................................................................13
   Resolving Material Conflicts...............................................17
   Addition, Deletion or Substitution of Investments..........................17
   Voting Rights..............................................................18

PURCHASING A CONTRACT.........................................................19
   Applying for a Contract....................................................19
   Replacement of Existing Insurance..........................................19
   Determination of Contract Date.............................................19

PREMIUMS .....................................................................20
   Premiums...................................................................20
   Premiums to Prevent Lapse..................................................22
   Allocation and Transfers...................................................23
   Premium Allocations and Crediting..........................................23
   Transfer Privilege.........................................................23
   Dollar Cost Averaging Plan.................................................24
   Portfolio Rebalancing Plan.................................................24

FIXED ACCOUNT.................................................................24
   Minimum Guaranteed and Current Interest Rates..............................25
   Calculation of Fixed Account Value.........................................25
   Delay of Payment...........................................................25

CHARGES AND DEDUCTIONS........................................................26
   Premium Expense Charges....................................................26
   Monthly Deduction..........................................................26
   Daily Mortality and Expense Risk Charge....................................28
   Transfer Processing Fee....................................................28
   Surrender Charge...........................................................28
   Partial Surrender Fee......................................................28
   Fund Expenses..............................................................28
   Reduced Charges for Eligible Groups........................................28
   Other Tax Charge...........................................................29

HOW YOUR CONTRACT VALUES VARY.................................................29
   Bonus on Contract Value in the Variable Account............................29
   Determining the Contract Value.............................................29
   Cash Surrender Value.......................................................30

DEATH BENEFIT.................................................................30
   Amount of Death Proceeds...................................................30
   Total Sum Insured, Specified Amount, Additional Insurance Amount...........31
   Coverage Options...........................................................31
   Corridor Death Benefit.....................................................31
   Guaranteed Minimum Death Benefit Option....................................31
   Effect of Combinations of Specified Amount and Additional Insurance Amount.33

CHANGES IN DEATH BENEFIT......................................................33
   Effect of Investment Performance on Death Benefit..........................33
   Changes in Coverage Option.................................................33
   Increases in the Additional Insurance Amount...............................34
   Decreases in Total Sum Insured.............................................34

CASH BENEFITS.................................................................35
   Contract Loans.............................................................35
   Surrendering the Contract for Cash Surrender Value.........................36
   Partial Surrenders.........................................................36
   Payment Options............................................................37
   Specialized Uses of the Contract...........................................37

ILLUSTRATIONS.................................................................37
   Assumptions................................................................38
   Charges Illustrated........................................................38

OTHER CONTRACT BENEFITS AND PROVISIONS........................................43
   Limits on Rights to Contest the Contract...................................43
   Changes in the Contract or Benefits........................................43
   Payment of Proceeds........................................................44
   Reports to Contract Owners.................................................44
   Selecting and Changing the Beneficiary.....................................44
   Simultaneous Death of Beneficiary and the Last Surviving Insured...........44
   Change of Ownership........................................................44
   Assignment.................................................................44
   Reinstatement of Contract..................................................45
   Optional Riders............................................................45

TAX CONSIDERATIONS............................................................46
   Introduction...............................................................46
   Tax Status of the Contract.................................................46
   Tax Treatment of Contract Benefits.........................................46
   Our Income Taxes...........................................................48
   Possible Tax Law Changes...................................................48

OTHER INFORMATION ABOUT THE CONTRACTS AND KANSAS CITY LIFE....................48
   Sale of the Contracts......................................................48
   Telephone, Facsimile and Electronic Mail Authorizations....................49
   Kansas City Life Directors and Executive Officers..........................49
   State Regulation...........................................................51
   Additional Information.....................................................51
   Experts....................................................................51
   Litigation.................................................................51
   Company Holidays...........................................................52
   Legal Matters..............................................................52
   Financial Statements.......................................................52





DEFINITIONS

Accumulation Unit              An accounting unit used to measure the net investment results of each of the Subaccounts.

Additional Insurance Amount    The amount of insurance coverage under the Contract which is not part of the Specified Amount. The
                               Guaranteed Minimum Death Benefit Option, if elected, does not guarantee the Additional Insurance
                               Amount.

Age                            The age of each Insured on their last birthday as of each Contract Anniversary. The Contract is issued at the Age shown in the Contract.

Allocation Date                The date we apply the initial Premium to your Contract. We allocate this Premium to the Federated
                               Prime Money Fund II Subaccount where it remains until the Reallocation Date. The Allocation Date is the later of the date we approve your application or the date we receive the initial Premium at our Home Office.

Beneficiary                    The person you have designated to receive any proceeds payable at the death of the last surviving
                               Insured.

Cash Surrender Value           The Contract Value less any applicable surrender charge and any Loan Balance.

Contract Anniversary           The same day and month as the Contract Date each year that the Contract remains in force.

Contract Date                  The date on which coverage takes effect. Contract Months, Years and Anniversaries are measured from the Contract Date.

Contract Value                 Measure of the value in your Contract. It is the sum of the Variable Account Value and the Fixed
                               Account Value which includes the Loan Account Value.

Contract Year                  Any period of twelve months starting with the Contract Date or any Contract Anniversary.

Corridor Death Benefit         A Death Benefit under the Contract designed to ensure that in certain situations the Contract will not be disqualified as a life insurance contract under Section 7702 of the Internal Revenue Code, as amended. The Corridor Death Benefit is calculated by multiplying the Contract Value by the applicable corridor percentage.

Coverage Options               Death Benefit options available which affect the calculation of the Death Benefit. Three coverage options (A, B or L) are available.

Death Proceeds                 The amount of proceeds payable upon the death of the last surviving Insured.

Fixed Account Value            Measure of value accumulating in the Fixed Account.

Grace Period                   A 61-day period we provide when there is insufficient value in your Contract and after which the
                               Contract will terminate unless you pay additional Premium.  This period of time gives you the chance to pay enough Premiums to keep your Contract in force.

Guaranteed Minimum             An optional benefit, available only at issue of the Contract. If elected, it
Death Benefit Option           guarantees payment of the Specified Amount less the Loan Balance and any past due charges upon the death of the last surviving Insured, provided you meet the Guaranteed Minimum Death Benefit Option
                               Premium requirement.

Guaranteed Minimum Death       The amount we require to guarantee that the Guaranteed Minimum
Benefit Option Premium         Death Benefit Option remains in effect.

Guaranteed Monthly Premium     A Premium amount which when paid guarantees that your Contract will not lapse during the
                               Guaranteed Payment Period.

Guaranteed Payment Period      The period of time during which we guarantee that your Contract will not lapse if you pay the
                               Guaranteed Monthly Premiums.

Home Office                    P.O. Box 219364, Kansas City, Missouri 64121-9364.

Insureds                       The two persons whose lives we insure under the Contract.

Lapse                          Termination of the Contract because there is not enough value in the Contract when the Grace
                               Period ends.

Loan Account                   The Loan Account is used to track loan amounts and accrued interest. It is part of the Fixed
                               Account.

Loan Account Value             Measure of the amount of Contract Value assigned to the Loan Account.

Loan Balance                   The sum of all outstanding Contract loans plus accrued interest.

Monthly Anniversary Day        The day of each month as of which we make the Monthly Deduction. It is the same day of each month as the Contract Date, or the last day of the month for those months not having such a day.

Monthly Deduction              The amount we deduct from the Contract Value to pay the cost of insurance charge, monthly expense charges, any applicable Guaranteed Minimum Death Benefit Option charge, and any charges for optional benefits and/or riders. We make the Monthly Deduction as of each Monthly Anniversary Day.

Net Investment Factor          An index used to measure Subaccount performance. We describe calculation of the Net Investment
                               Factor on page 30.

Owner, You, Your               The person entitled to exercise all rights and privileges of the Contract.

Planned Premiums               The amount and frequency of Premiums  you chose to pay in your last instructions to us. This is the amount we will bill you. It is only an indication of your preferences of future Premiums.

Premium Expense Charges        The amounts we deduct from each Premium which include the Sales Charge and the Premium Tax Charge.

Premium(s)                     The amount you pay to purchase the Contract. It includes both Planned Premiums and Unscheduled
                               Premiums.

Proceeds                       The total amount we are obligated to pay.

Reallocation Date              The date as of which the Contract Value we initially allocated to the Federated Prime Money Fund
                               II Subaccount on the Allocation Date is allocated to the Subaccounts and/or to the Fixed Account.
                               We allocate the Contract Value based on the Premium allocation percentages you specify in the application. The Reallocation Date is 30 days after the Allocation Date.

Specified Amount               The Total Sum Insured less any Additional Insurance Amount provided under the Contract.

Subaccounts                    The divisions of the Variable Account. The assets of each Subaccount are invested in a corresponding portfolio of a designated mutual fund.

Subaccount Value               Measure of the value in a particular Subaccount.


Total Sum Insured              The sum of the Specified Amount and any Additional Insurance Amount provided under the Contract.
                               This amount does not include any additional benefits provided by riders.

Unscheduled Premium            Any Premium other than a Planned Premium .

Valuation Day                  Each day the New York Stock Exchange  is open for business.

Valuation Period               The interval of time beginning at the close of business on one Valuation Day and ending at the close of business on the next Valuation Day. Close of business is at 3 p.m. Central Standard Time.

Variable Account Value         The Variable Account Value is equal to the sum of all Subaccounts Values of a Contract.

We, Our, Us, Kansas City Life  Kansas City Life Insurance Company

Written Notice/Written Request A written notice or written request in a form satisfactory to us that is signed by the Owner and received at the Home Office.



SUMMARY AND DIAGRAM OF THE CONTRACT

The following summary of Prospectus information and diagram provides an overview of the Contract. Please read it along with the detailed information which follows in this Prospectus and the Contract.

     Who Should Purchase a Contract. The Contract is designed to provide long-term insurance benefits on the two Insureds and may also provide long-term accumulation of value. You should evaluate the Contract in conjunction with other insurance policies that you own and you should consider your insurance needs and the Contract's long-term investment potential. It may not be advantageous to replace existing insurance coverage with this Contract. You should carefully consider replacement especially if the decision to replace existing coverage is based solely on a comparison of illustrations. (See "ILLUSTRATIONS" on page 38 and "Specialized Uses of the Contract" on page 37.)

     The Contract. The Contract is a flexible premium survivorship variable universal life insurance contract. As long as it remains in force it provides lifetime insurance protection on the death of the second of the two Insureds. You pay Premiums for insurance coverage. The Contract also provides for accumulation of Premiums and a value if the Contract terminates. The value during the early years of the Contract is likely to be much lower than the Premiums paid.

The Death Benefit may and the Contract Value will increase or decrease to reflect the investment performance of the Subaccounts to which you allocate Premiums. There is no guaranteed minimum value. However, there is a Guaranteed Minimum Death Benefit Option. Under this option we guarantee that we will pay the Specified Amount upon the death of the last surviving Insured (regardless of the Contract's investment performance) as long as you have met the Guaranteed Minimum Death Benefit Option Premium requirement. (See "Guaranteed Minimum Death Benefit Option," page 31.) If this option in not in effect and the value is not enough to pay charges due, then the Contract will lapse without value after a Grace Period. (See " Premiums to Prevent Lapse," page 22.) We do guarantee to keep the Contract in force during the first three years of the Contract as long as you meet certain Premium requirements. (See "Guaranteed Payment Period and Guaranteed Monthly Premium" page 21). If a Contract lapses while loans are outstanding, adverse tax consequences may result. (See "TAX CONSIDERATIONS," page 46.) The Contract also permits loans and partial surrenders, within limits.

We may offer other variable life insurance contracts that have different death benefits, contract features and optional programs. These contracts would also have different charges that would affect your Subaccount performance and Contract Value. To obtain more information about these other contracts, contact your registered representative.

     Free Look Right to Cancel. For a limited time, you have the right to cancel your Contract and receive a refund. (See "Free Look Right to Cancel Contract", page 20.)

     Illustrations. Illustrations in this Prospectus or those used in connection with the purchase of a Contract are based on hypothetical rates of return. These rates are not guaranteed. They are illustrative only and do not show past or future performance. Actual rates of return may be higher or lower than those shown in Contract illustrations. Actual Contract Values will be different from those illustrated.

The illustrations show Contract Values based on both current charges and guaranteed charges. (See "ILLUSTRATIONS," page 37.)

     Contract Tax Compliance. We intend for the Contract to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code. Due to the lack of guidance, however, there is uncertainty in this regard, particularly if you pay the full amount of Premiums permitted under the Contract. Under certain circumstances, federal tax law views a Contract as a "modified endowment contract." Violation of the definition of life insurance and/or designation as a "modified endowment contract" will affect the tax advantages offered. We will monitor Contracts and will notify you on a timely basis if, based on our interpretation, your Contract is in jeopardy of violating the definition of life insurance or becoming a modified endowment contract. (See"TAX CONSIDERATIONS," page 46, for further discussion of the tax status of a Contract and the tax consequences.)

     Owner Inquiries. If you have any questions, you may write or call Kansas City Life's Home Office at P.O. Box 219364, Kansas City, MO 64121-9364, 1-800-616-3670.

For information concerning compensation paid for the sale of Contracts, see "Sale of the Contracts," page 49.



                               DIAGRAM OF CONTRACT


--------------------------------------------------------------------------------
                                    Premiums

o You select a payment plan (Planned Premium), but you are not required to pay Premiums according to the plan. You can vary the amount and frequency and can skip Planned Premiums. (See page 20 for rules and limits.)

o The Contract's minimum initial Premium and Planned Premium depend on the Insureds' Age, sex, risk class, Specified Amount and any optional benefits and/or riders selected.

o    You may pay Unscheduled Premiums, within limits. (See page 20.)

o Under certain circumstances, which include taking excessive Contract loans, you may have to pay extra Premiums to prevent lapse. (See page 22.)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                            DEDUCTIONS FROM PREMIUMS

o We deduct a Premium Tax Charge of 2.25% of all Premiums to cover any state and local premium taxes.(See page 26.)

o We deduct a Sales Charge of 6.00% of all Premiums to cover sales and administrative expenses.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                             Allocation of Premiums

o You direct the allocation of Premiums among the Subaccounts of the Variable Account and/or the Fixed Account. We apply Premiums to your Contract after deducting the Sales Charge and Premium Tax Charge. (See page 23 for rules and limits on Premium allocations.)

o Each Subaccount invests in a corresponding portfolio of the Funds. While this Contract is in force, the Contract Value will vary according to the investment performance of the Portfolios of the Funds.

o    We  credit  amounts  allocated  to the  Fixed  Account  at  interest  rates guaranteed to equal or exceed 4%. (See page 23 for rules and limits on transfers from the Fixed Account.)
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                         deductions from contract value

o There is a Monthly Deduction for cost of insurance, monthly expenses charges, and charges for any optional benefits and/or riders.

o    The monthly expense charge is $7.50 per month.

o The Monthly per thousand of Specified Amount Charge varies by age and number of years the contract is in force. (See chart on page 26.)

o There is no charge for the Guaranteed Minimum Death Benefit Option for the first 10 Contract Years. Beginning in the 11th Contract year, the monthly Guaranteed Minimum Death Benefit Option charge is: Current--$.01 per $1,000 of Specified Amount; Guaranteed--$.03 per $1,000 of Specified Amount. This charge only applies if you elect this option.

o Cost of insurance charges apply each month for all Contract Years. (See page 26.)

o The partial surrender fee is the lesser of: (a) 2% of the amount surrendered; or (b) $25.

o See page 26 for a description of charges for any additional benefits or riders.

o A $25 transfer processing fee applies for any Subaccount and/or Fixed Account transfers occurring after the first six transfers in each Contract Year. The first six transfers are free.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                             DEDUCTIONS FROM ASSETS

o There is a daily charge from the Subaccounts for mortality and expense risks. This charge is 0.625% on a current basis and a guaranteed basis. (See page 28.) We do not deduct this charge from the Fixed Account Value.

o Management fees and other expenses are deducted from the assets of each Portfolio before the calculation of Subaccount Values. (See page 28.) The following tables should assist you in understanding the fund expenses that you will bear. The annual expenses for the Funds are expenses for the most recent fiscal year, except as noted below. Expenses of the Funds are not fixed or specified in the Contract and actual expenses may vary. For a more complete description of the various expenses see the prospectuses for the underlying Funds that accompany this Prospectus.

--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                 CONTRACT VALUE

o Contract Value is equal to Premiums less Premium expense charges, as adjusted each Valuation Day to reflect: Subaccount investment experience, interest credited on Fixed Account Value, charges deducted and other Contract transactions. (See page 29.)

o It varies from day to day. There is no minimum guaranteed Contract Value. The Contract may lapse if the Contract Value is insufficient to cover a Monthly Deduction due. (See page 23.)

o It can be transferred among the Subaccounts and Fixed Account. We apply a transfer processing fee of $25.00 if you make more than 6 transfers in a Contract Year. (See page 23 for rules and limits.)

o It is the starting point for calculating certain values under a Contract, such as the Cash Surrender Value and the Death Benefit.

o We may credit a "bonus" to the Contract Value on each Monthly Anniversary Day beginning on the first Monthly Anniversary Date after the Contract Date. The bonus applies to Contracts with a Total Sum Insured of $5,000,000 or above and equals an annual rate of 0.125% of the Variable Account Value. This bonus is not guaranteed.

--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                  CASH BENEFITS

o You may take loans for amounts up to the Cash Surrender Value less loan interest to the next Contract Anniversary. A 6% annual effective interest rate applies. Currently, a preferred loan is available beginning in the 11th Contract Year. (See page 35 for rules and limits.) Loans may have adverse tax consequences.

o Partial surrenders generally are available provided you have enough remaining Cash Surrender Value. A partial surrender fee applies which is the lesser of 2% of the amount surrendered or $25. We will assess a surrender charge for any resulting reduction in the Specified Amount. (See page 36 for limits and a description of the charges.) Partial surrenders may have adverse tax consequences.

o You may surrender the Contract in full at any time for its Cash Surrender Value. A surrender charge based on the issue ages, risk class, policy size and sex of each Insured and the Specified Amount will apply during the first 10 Contract years. (See page 36.) Surrenders may have adverse tax consequences.

o Under some circumstances the amount of the surrender charge during the first few Contract Years could result in a Cash Surrender Value of zero.

o    Payment options are available. (See page 36.)
--------------------------------------------------------------------------------





--------------------------------------------------------------------------------
                                 DEATH BENEFITS

o    Death Benefits pass income tax free to the Beneficiary.

o    They are available as a lump sum or under a variety of payment options.

o The minimum initial Total Sum Insured is $200,000 which may be made up of a combination of Specified Amount and Additional Insurance Amount. The Specified Amount must be at least $100,000. We may allow these minimum limits to be reduced. (See page 19.)

o    There are three Coverage Options available (See page 31):
     Option A - at least equal to the Total Sum Insured;
     Option B - at least equal to the Total Sum Insured plus Contract Value; and Option L - at least equal to the sum of the Total Sum Insured and an amount equal to the Contract Value multiplied by the applicable Option L Death Benefit percentage less the Total Sum Insured.

o The Guaranteed Minimum Death Benefit Option is available at issue (restrictions may apply). If elected, the Guaranteed Minimum Death Benefit Option Premium requirement must be met to keep the option in effect. (See page 31.)

o There is flexibility to change the Coverage Option and Specified Amount. (See page 31 for rules and limits.) Changing the Coverage Option or Specified Amount may have tax consequences.

o    There are optional benefits and/or riders that may be available.  (See page
     45.)

o    We    deduct    any    Loan    Balance    from    the    amount    payable.
--------------------------------------------------------------------------------


                             TABLE OF FUND EXPENSES

     The portfolios in the Funds pay management (or investment advisory) fees and other expenses. The following tables helps you understand the costs and expenses you will bear, directly or indirectly. The table shows Fund expenses for the year ended December 31, 2000, as a percentage of each Fund's average net assets.

                                                         MFS                         MFS                      MFS
                                                       Emerging         MFS         Total         MFS        Global       MFS
                                                        Growth       Research       Return     Utilities     Gov't        Bond
                                                        Series        Series        Series      Series       Series      Series
MFS Variable Insurance TrustSM Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)              0.75%          0.75%        0.75%        0.75%       0.75%       0.60%
Other Expenses 1/                                       0.10%          0.10%        0.15%        0.16%       0.32%       0.40%
Total Annual Fund Expenses 1/                           0.85%          0.85%        0.90%        0.91%       1.07%       1.00%
Expense Reimbursement2/                                  _NA_          _NA_          _NA_        _NA_       (0.16%)     (0.24%)
Net Annual Fund Expenses1/                              0.85%          0.85%        0.90%        0.91%       0.91%       0.76%




                                                                  Am Cent         Am Cent VP
                                                                VP Capital         Income &         Am Cent VP     Am Cent
                                                               Appreciation         Growth        International    VP Value
American Century Variable Portfolios Annual Expenses (as a
percentage of average net assets)
Management Fees (Investment Advisory Fees)                         .98%             0.70%             1.23%             1.00%
Other Expenses 3/                                                  0.00%            0.00%             0.00%             0.00%
Total Annual Fund Expenses3/                                       .98%             0.70%             1.23%             1.00%



                                                                 Federated        Federated         Federated      Federated
                                                                 American        High Income          Prime        International
                                                                  Leaders            Bond             Money        Small Company
                                                                  Fund II          Fund II           Fund II       Fund II
Federated Insurance Series Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)                         0.75%            0.60%             0.50%             1.25%
Rule 12b-1 Fees 4/                                                  NA                NA                NA              0.25%
Shareholder Services Fee 4/                                        0.25%            0.25%             0.25%             0.25%
Other Expenses                                                     0.12%            0.16%              0.19%           4.49%5/
Total Annual Fund Expenses 4/                                      1.12%            1.01%             0.94%             6.24%
Waiver of Fund Expenses 4/                                        (0.25%)          (0.25%)           (0.27%)           (4.74%)
Net Annual Fund Expenses 4/                                        0.87%            0.76%             0.67%             1.50%




                                                               Dreyfus           Dreyfus
                                                            Appreciation         Small Cap
                                                             Portfolio -       Portfolio -
                                                           Initial Shares    Initial Shares
Dreyfus Variable Investment Fund Annual Expenses (as a
percentage of average net assets)
Management Fees (Investment Advisory Fees)                      0.75%             0.75%
Other Expenses                                                  0.03%             0.03%
Total Annual Fund Expenses                                      0.78%             0.78%




                                                                Dreyfus Stock
                                                                  Index Fund -
                                                                   Initial
                                                                   Shares
Dreyfus Stock Index Fund Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)                          0.25%
Other Expenses                                                      0.01%
Net Annual Fund Expenses                                            0.26%






                                                                The Dreyfus
                                                                  Socially
                                                                 Responsible
                                                                Growth Fund,
                                                               Inc. - Initial
                                                                   Shares
The Dreyfus Socially Responsible Growth Fund, Inc.
Annual Expenses (as a percentage of average net assets)
Management Fees (Investment Advisory Fees)                          0.75%
Other Expenses                                                      0.03%
Net Annual Fund Expenses                                            0.78%





                                                                   JP Morgan             JP Morgan
                                                                     U.S.              Small Company
                                                                  Disciplined            Portfolio
                                                                    Equity
                                                                   Portfolio
J.P. Morgan Series Trust II Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)                           0.35%                 0.60%
Other Expenses                                                       0.52%                 1.97%
Total Annual Fund Expenses 6/                                        0.87%                 2.57%
Expense Reimbursement 6/                                            (0.02%)               (1.42%)
Net Annual Fund Expenses 6/                                          0.85%                 1.15%





                                                                                                                  Templeton
                                                                 Templeton                                        Developing
                                                               International    Franklin Small    Franklin Real   Markets
                                                                Securities     Cap Fund (Class     Estate Fund    Securities Fund
                                                              Fund (Class 2)        2) 7/           (Class 2)     (Class 2) 7/
                                                                    7/
Franklin Templeton Variable Insurance Products Trust Annual
Expenses (as a percentage of average net assets)
Management Fees (Investment Advisory Fees)                         0.67%            0.53%             0.58%            1.25%
Rule 12b-1 Fees                                                    0.25%            0.25%             0.25%            0.25%
Other Expenses                                                     0.20%            0.28%             0.02%            0.31%
Total Annual Fund Expenses                                         1.12%            1.06%             0.85%            1.81%
Management Fee Reduction                                            NA             (0.04%)             NA                NA
Net Annual Fund Operating Expense                                  1.12%            1.02%             0.85%            1.81%



                                                                 Calamos
                                                                Convertible
                                                                 Portfolio
Calamos Advisors Trust Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)                         0.75%
Other Expenses                                                     2.69%
Total Annual Fund Expenses                                         3.44%
Expense Reimbursement                                             (2.44)%
Net Annual Fund Expenses8/                                         1.00%




                                                 AIM V.I.              AIM V.I.               AIM V.I.
                                                 Dent Demographic      New Technology       Value Fund
                                                Trends Fund            Fund

AIM Variable Insurance Funds
Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)         0.72%               1.00%                  0.61%
Other Expenses                                     0.81%               0.31%                  0.23%
Total Annual Fund Expenses                         1.63%               1.31%                  0.84%
Waiver of Fund Expenses                           (0.13%)               N/A                    N/A
Net Annual Fund Expenses                           1.50%9/10/          1.31%                  0.84%


                                                     Seligman Capital      Seligman Communications
                                                     Portfolio             and Information Portfolio
                                                     (Class 2)             (Class 2)
Seligman Portfolios, Inc. Annual Expenses
(as a percentage of average net assets)
Management Fees (Investment Advisory Fees)           0.40%                    0.75%
Rule 12b-1 Fees                                      0.25%                    0.25%
Other Expenses                                       0.19%                    0.12%
Total Annual Fund Expenses                           0.84%                    1.12%
Waiver of Fund Expenses                               NA 11/                  NA 11/
Net Annual Fund Expenses                             0.84% 11/                1.12% 11/



The above tables are intended to assist you in understanding the costs and expenses that you will bear, directly or indirectly. The tables reflect expenses of the Variable Account as well as for the Funds. The Contract Owner transaction expenses, annual administration fee, and Variable Account annual expenses are based on charges described in the Contract. The annual expenses for the Funds are expenses for the most recent fiscal year, except as noted below. For a more complete description of the various costs and expenses, see "CHARGES AND
DEDUCTIONS" on page 29 of this Prospectus and the prospectuses for the underlying Funds that accompany it.
__________________________
     1/ Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower for certain series and would equal:
          0.84% for Emerging Growth Series  0.90% for Utilities Series
          0.85% for Research Series         0.90% for Global Governments Series
          0.89% for Total Return Series     0.75% for Bond Series


     2/ MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series' "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed the following percentages of the average daily net assets of the series during the current fiscal year:
            0.15% for Global Governments Series       0.15% for Bond Series
          These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series.

     3/ The investment adviser to American Century Variable Portfolios pays all the expenses of the Fund except brokerage, taxes, interest, fees and expenses of the non-interested person directors (including counsel fees) and extraordinary expenses. For the services provided to the American Century VP Capital Appreciation Fund, the manager receives an annual fee of 1.00% of the first $500 million of the average net assets of the fund, 0.95% of the next $500 million and 0.90% thereafter. For the services provided to the American Century VP International Fund, the manager receives an annual fee of 1.50% of the first $250 million of the average net assets of the fund, 1.20% of the next $250 million and 1.10% thereafter. For the services provided to the American Century VP Value Fund, the manager receives an annual fee of 1.00% of the first $500 million of the average net assets of the fund, 0.95% of the next $500 million and 0.90% thereafter.

     4/ The Fund did not pay or accrue the shareholder services fee on the Rule 12b-1 fee during the fiscal year ended December 31, 2000. The Fund has no present intention of paying or accruing the shareholder service fee during the fiscal year ending December 31, 2001.

     5/ Since the Fund recently commenced operations, Other Expenses is based on estimates for the current year.

     6/ The trust, on behalf of each portfolio, has an Administrative Services Agreement (the "Services Agreement") with Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), under which Morgan Guaranty is responsible for certain aspects of the administration and operation of each portfolio. Under the Service Agreement, each portfolio has agreed to pay Morgan Guaranty a fee based on the percentages described below. If total expenses of each portfolio, excluding the advisory fees, exceed the expense limits of: 0.50% of the average daily net assets of J.P. Morgan U.S. Disciplined Equity Portfolio and 0.55% of the average daily net assets of J.P. Morgan Small Company Portfolio, Morgan Guaranty will reimburse each portfolio for the excess expense amount and receive no fee. Should such expenses be less than the expense limits, Morgan Guaranty's fees would be limited to the difference between such expenses and the fees calculated under the Services Agreement.


     7/ Franklin Small Cap Fund expenses have been restated to reflect a new management fee in effect since May 1, 2000. The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's involvement in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees as an order of the Securities Exchange Commission.


     8/ Pursuant to a written agreement the investment manager has voluntarily undertaken to waive fees and/or reimburse portfolio expenses so that the Total Annual Fund Expenses are limited to 1.00% of the portfolio's average net assets. The fee waiver and/or reimbursement is binding on the investment manager through May 31, 2002.

     9/   Expenses have been restated to reflect current fees

     10/ Expenses have been restated to reflect current fees. The investment advisor has agreed to waive fees and/or reimburse expenses (excluding interest, taxes, dividend expenses on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to limit total annual fund operating expenses to 1.50% of average daily net assets until December 31, 2001.

     11/ The manager of Seligman Capital Portfolio and Seligman Communications and Information Portfolio has voluntarily agreed to reimburse "Other Expenses" of the Portfolio to the extent they exceed 0.20% per annum of average daily net assets.



GENERAL INFORMATION ABOUT KANSAS CITY LIFE

Kansas City Life Insurance Company


Kansas City Life Insurance Company is a stock life insurance company organized under the laws of the State of Missouri in 1895. Kansas City Life is currently licensed to transact life insurance business in 48 states and the District of Columbia.


We are regulated by the Department of Insurance of the State of Missouri as well as by the insurance departments of all other states and jurisdictions in which we do business. We submit annual statements on our operations and finances to insurance officials in such states and jurisdictions. We also file the forms for the Contract described in this Prospectus with insurance officials in each state and jurisdiction in which Contracts are sold.


We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.


THE VARIABLE ACCOUNT AND THE FUNDS

Kansas City Life Variable Life Separate Account


We established the Kansas City Life Variable Life Separate Account as a separate investment account under Missouri law on April 24, 1995. This Variable Account supports the Contracts and may be used to support other variable life insurance contracts as well as for other purposes permitted by law. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws. We have established other separate investment accounts that may also be registered with the SEC.


The Variable Account is divided into Subaccounts. The Subaccounts available under the Contracts invest in shares of portfolios of the Funds. The Variable Account may include other Subaccounts not available under the Contracts and not otherwise discussed in this Prospectus. We own the assets in the Variable Account.


We apply income, gains and losses of a Subaccount (realized or unrealized) without regard to any other income, gains or losses of Kansas City Life or any other separate account. We cannot use Variable Account assets (reserves and other contract liabilities) to cover liabilities arising out of any other business we conduct. We are obligated to pay all benefits provided under the Contracts.


The Funds

Each of the Funds is registered with the SEC as a diversified open-end management investment company under the 1940 Act. However, the SEC does not supervise their management, investment practices or policies. Each Fund is a series fund-type mutual fund made up of the Portfolios and other series that are not available under the Contracts. The investment objectives of each of the Portfolios is described below.


The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other mutual fund portfolios that may be managed by the same investment adviser or manager. The investment results of the Portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance that the investment results of any of the Portfolios will be comparable to the investment results of any other portfolios, even if the other portfolio has the same investment adviser or manager.


Not all Funds may be available in all States.





MFS Variable Insurance TrustSM


     MFS Emerging Growth Series (Manager: MFS Investment Management ). The Emerging Growth Series seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth of capital. The Series' policy is to invest primarily (i.e., at least 65% of its assets under normal circumstances) in common stocks of companies that MFS believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies).

     MFS Research Series  (Manager:  MFS Investment  Management ).  The Research
Series seeks to provide long-term growth of capital and future income. The Series' assets are allocated to selected economic sectors and then to industry groups within those sectors.

     MFS Total Return Series (Manager: MFS Investment Management ). The Total Return Series seeks to provide above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

     MFS Utilities Series (Manager: MFS Investment Management ). The Utilities Series seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities). The Series will seek to achieve its objective by investing, under normal circumstances, at least 65% of its assets in equity and debt securities of both domestic and foreign (including emerging market) companies in the utilities industry.

     MFS Global Governments Series (Manager: MFS Investment Management ). The Global Governments Series seeks income and capital appreciation. The Series invests, under normal market conditions, at least 65% of its total assets in U.S. government securities, foreign government securities, corporate bonds, mortgage-backed securities, asset-backed securities, and derivative securities.

     MFS Bond Series (Manager: MFS Investment Management ). The Bond Series seeks primarily to provide as high a level of current income as is believed consistent with prudent investment risk and secondarily to protect Shareholders' capital. Up to 20% of the Series' total assets may be invested in lower-rated or non-rated debt securities commonly known as "junk bonds."




American Century Variable Portfolios

     American Century VP Capital Appreciation Portfolio (Manager: American Century Investment Management, Inc.). The investment objective of American Century VP Capital Appreciation is capital growth. The Portfolio will seek to achieve its investment objective by investing primarily in common stocks that are considered by the investment adviser to have better-than-average prospects for appreciation.

     American Century VP Income & Growth (Manager: American Century Investment Management, Inc.) . American Century VP Income & Growth seeks dividend growth, current income and capital appreciation. The fund will seek to achieve its investment objective by investing in common stocks.

     American Century VP International (Manager: American Century Investment Management, Inc.). The investment objective of American Century VP International Portfolio is capital growth. The Portfolio will seek to achieve its investment objective by investing primarily in an internationally diversified portfolio of common stocks that are considered by management to have prospects for appreciation. International investment involves special risk considerations. These include economic and political conditions, expected inflation rates and currency swings.

     American Century VP Value (Manager: American Century Investment Management, Inc.). American Century VP Value seeks long-term capital growth. Income is a secondary objective. The fund will seek to achieve its investment objective by investing in securities that management believes to be undervalued at the time of purchase.


Federated Insurance Series


     Federated American Leaders Fund II (Manager: Federated Investment Management Company). The primary investment objective of the Federated American Leaders Fund II is to achieve long-term growth of capital. The Fund's secondary objective is to provide income. The Fund pursues its investment objectives by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue-chip" companies, which are generally top-quality, established growth companies.

     Federated High Income Bond Fund II (Manager: Federated Investment Management Company). The investment objective of the Federated High Income Bond Fund II is to seek high current income. The Fund endeavors to achieve its objective by investing primarily in lower-rated corporate debt obligations commonly referred to as "junk bonds."

     Federated International Small Company Fund II (Manager: Federated Global Investment Management Corp). The investment objective is to provide long-term growth of capital. The Fund pursues its investment objective by investing at least 65% of its assets in equity securities of foreign companies that have a market capitalization at the time of purchase of $1.5 billion or less.

     Federated Prime Money Fund II (Manager: Federated Investment Management Company). The investment objective of the Federated Prime Money Fund II is to provide current income consistent with stability of principal and liquidity. The Fund pursues its investment objective by investing exclusively in a portfolio of money market instruments maturing in 397 days or less.




Dreyfus Variable Investment Fund


     Appreciation  Portfolio (Manager:  The Dreyfus Corporation;  Sub-Investment
Advisor: Fayez Sarofim & Co.). The portfolio seeks long-term capital growth consistent with the preservation of capital; current income is a secondary goal. To pursue these goals the portfolio invests in common stocks focusing on "blue chip" companies with total market values of more than $5 billion at the time of purchase.

     Small Cap Portfolio (Manager: The Dreyfus Corporation). The portfolio seeks to maximize capital appreciation. To pursue this goal, the portfolio primarily invests in small-cap companies with the total market values of less than $2 billion at the time of purchase. The portfolio may continue to hold the securities of companies as their market capitalizations grow and thus, at any given time, a substantial portion of the portfolio holdings may have market capitalizations in excess of $2 billion. The investments may include common stocks, preferred stocks, and convertible stocks, including those issued in initial public offerings.

Dreyfus Stock Index Fund (Manager: The Dreyfus Corporation; Index Sub-Investment
Advisor: Mellon Equity Associates).

The fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index. The S&P 500 is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general. Each stock is weighted by its market capitalization, which means larger companies have greater representation in the index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of securities. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

The Dreyfus Socially Responsible Growth Fund, Inc. (Manager: The Dreyfus Corporation; Sub-Investment Adviser: NCM Capital Management Group, Inc.).

The fund seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund invests primarily in the common stock of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.


J.P. Morgan Series Trust II


     J.P. Morgan U.S. Disciplined Equity Portfolio (Manager: J.P. Morgan Investment Management Inc.). J.P. Morgan U.S. Disciplined Equity Portfolio seeks to provide a high total return from a portfolio comprised of selected equity securities. Total return will consist of realized and unrealized capital gains and losses plus income less expenses. The Portfolio invests primarily in the common stocks of U.S. corporations typically represented by the Standard & Poor's 500 Stock Index with market capitalizations above $1.5 billion.

     J.P. Morgan Small Company Portfolio (Manager: J.P. Morgan Investment Management Inc.). The investment objective of J.P. Morgan Small Company Portfolio is to provide a high total return from a portfolio of equity securities of small companies. Total return will consist of realized and unrealized capital gains and losses plus income less expenses. The Portfolio invests at least 65% of the value of its total assets in the common stock of small U.S. companies primarily with market capitalizations greater than $110 million and less than $1.5 billion.


Franklin Templeton Variable Insurance Products Trust


Effective May 1, 2000, each fund in the Templeton Variable Products Series Fund merged with the similar, corresponding fund of the Franklin Templeton Variable Insurance Products Trust.

     Templeton International Securities Fund (Class 2) (Manager: Templeton Investment Counsel, Inc.). The investment objective of Templeton International Securities Fund is long-term capital growth. The Fund invests in equity securities of companies located outside the United States, including those in emerging markets.

     Franklin Small Cap Fund (Class 2) (Manager: Franklin Advisers, Inc.). The Fund's investment goal is long-term capital growth. Under normal market conditions, the Fund will invest at least 65% of its total assets in the equity securities of U.S. small capitalization (small cap) companies. For this Fund, small cap companies are those companies with market cap values not exceeding (i) $1.5 billion; or (ii) the highest market cap value in the Russell 2000 Index; whichever is greater at the time of purchase.

     Franklin Real Estate Fund (Class 2) (Manager: Franklin Advisers, Inc). The Fund's principal investment goal is capital appreciation. Its secondary goal is to earn current income. Under normal market conditions, the Fund will invest at least 65% of its total assets in securities of companies operating in the real estate industry.

     Templeton Developing Markets Securities Fund (Class 2) (Manager: Templeton Asset Management Ltd.). The Fund's investment goal is long-term capital appreciation. Under normal market conditions, the Fund will invest at least 65% of its total assets in emerging market equity securities.


Calamos Advisors Trust


     Calamos Convertible Portfolio (Manager: Calamos Asset Management, Inc.). Calamos Convertible Portfolio seeks current income as its primary objective with capital appreciation as its secondary objective. The Portfolio invests primarily in a diversified portfolio of convertible securities. These convertible securities may be either debt securities (bonds) or preferred stock that are convertible into common stock, and may be issued by both U.S. and foreign companies.


A I M Variable Insurance Funds


     AIM V.I. Dent Demographic Trends Fund (Manager: A I M Advisors, Inc.). The investment objective is long-term growth of capital. The Fund seeks to meet its objective by investing in securities of companies that are likely to benefit from changing demographic, economic and lifestyle trends.

     AIM V.I. New Technology Fund (Manager: A I M Advisors, Inc).( formerly known as AIM V.I. Telecommunications and Technology Fund). The investment objective is long-term growth of capital. The Fund seeks to meet its objective by investing at least 65% of its total net assets in equity securities of technology and science companies.

     AIM V.I. Value Fund (Manager: A I M Advisors, Inc.). The investment objective is to achieve long-term growth of capital. Income is a secondary objective. The Fund seeks to meet its objectives by investing primarily in equity securities judged by the Fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities or relative to the equity market generally.



Seligman Portfolios, Inc.


     Seligman Capital Portfolio (Class 2) (Manager: J. & W. Seligman & Co. Incorporated). The objective is capital appreciation. The Portfolio invests primarily in the common stock of medium-sized U.S. companies.

     Seligman  Communications and Information Portfolio (Class 2) (Manager: J. &
W. Seligman & Co. Incorporated). The Portfolio's objective is capital gain. The Portfolio seeks to achieve this objective by investing at least 80% of its net assets, exclusive of government securities, short-term notes, and cash and cash equivalents, in securities of companies operating in the communications, information and related industries. The Portfolio generally invests at least 65% of its total assets in securities of companies engaged in these industries.


THERE IS NO ASSURANCE THAT THE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES AND POLICIES.

See the current prospectus for each Fund that accompanies this Prospectus as well as the current Statement of Additional Information for each Fund. These important documents contain more detailed information regarding all aspects of the Funds. Please read the prospectuses for the Funds carefully before making any decision concerning the allocation of Premiums or transfers among the Subaccounts.

We (or our affiliates) may receive significant compensation from a Fund's 12b-1 fees or from a Fund's investment adviser (or its affiliates) in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Contracts. The amount of this compensation is generally based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts we issue. These percentages differ and some Funds or their advisers (or affiliates) may pay us (or our affiliates) more than others. Currently, these percentages range from 0.15% to 0.25%.

We cannot guarantee that each Fund or portfolio will always be available for the Contracts, but in the event that a Fund or portfolio is not available, we will take reasonable steps to secure the availability of a comparable fund. Shares of each portfolio are purchased and redeemed at net asset value, without a Sales Charge.

Resolving Material Conflicts

The Funds presently serve as the investment medium for the Contracts. In addition, the Funds are available to registered separate accounts of other insurance companies offering variable annuity and variable life insurance contracts.

We do not currently foresee any disadvantages to you resulting from the Funds selling shares to fund products other than the Contracts. However, there is a possibility that a material conflict of interest may arise between Contract Owners and the owners of variable contracts issued by other companies whose values are allocated to one of the Funds. Shares of some of the Funds may also be sold to certain qualified pension and retirement plans qualifying under
Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps, including removing the Variable Account from that Fund, to resolve the matter. The Board of Directors of each Fund will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts. See the accompanying prospectuses of the Funds for more information.

Addition, Deletion or Substitution of Investments

Subject to applicable law, we may make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a portfolio are no longer available for investments or if further investment in any portfolio should become inappropriate (in our judgment) in view of the purposes of the Variable Account or for any reason in our sole discretion, we may redeem the shares, if any, of that portfolio and substitute shares of another registered open-end management investment company. The substituted fund may have different fees and expenses. Substitutions may be made with respect to existing investments or the investment of future Premiums or both. We will not substitute any shares attributable to a Contract's interest in a Subaccount of the Variable Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by applicable law.

Subject to applicable law and any required SEC approval, we may establish new Subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant or for any other reason, in our sole discretion. We will determine on what basis we might make any new Subaccounts available to existing Contract Owners. Furthermore, we may close Subaccounts to allocation of Premiums or Contract Value, or both, at any time in our sole discretion.

If we make any of these substitutions or changes we may, by appropriate endorsement, change the Contract to reflect the substitution or change. If we decide it is in the best interests of Contract Owners (subject to any approvals that may be required under applicable law), we may take the following actions with regard to the Variable Account:
o operate the Variable Account as a management investment company under the 1940 Act;
o    deregister it under that Act if registration is no longer required; or
o    combine it with other Kansas City Life separate accounts.

Voting Rights

We are the legal owner of shares held by the Subaccounts and we have the right to vote on all matters submitted to shareholders of the Funds. As required by law, we will vote shares held in the Subaccounts in accordance with instructions received from Owners with Contract Value in the Subaccounts. We may be permitted to vote shares of the Funds in our own right if the applicable federal securities laws, regulations or interpretations of those laws or regulations change.

To obtain voting instructions from you, before a meeting you will be sent voting instruction material, a voting instruction form and any other related material. Your number of votes will be calculated separately for each Subaccount of the Variable Account, and may include fractional shares. The number of votes attributable to a Subaccount will be determined by applying your percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount. The number of votes for which you may give instructions will be determined as of the date established by the Fund for determining shareholders eligible to vote. We will vote shares held by a Subaccount for which we have no instructions and any shares held in our general account in the same proportion as those shares for which we do receive voting instructions.

If required by state insurance officials, we may disregard voting instructions if such instructions would require us to vote shares in a manner that would :
o cause a change in sub-classification or investment objectives of one or more of the Portfolios;
o    approve or disapprove an investment advisory agreement; or
o require changes in the investment advisory contract or investment adviser of one or more of the Portfolios, if we reasonably disapprove of such changes in accordance with applicable federal regulations.

If we ever disregard voting instructions, we will advise you of that action and of the reasons for it in the next semiannual report. We may also modify the manner in which we calculate the weight to be given to pass-through voting instructions when such a change is necessary to comply with current federal regulations or the current interpretation of them.


PURCHASING A CONTRACT

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this Prospectus. This Prospectus provides a general description of the Contracts. Your actual Contract and any endorsements are the controlling documents. If you would like a copy of your Contract and endorsements, contact our Home Office.

Applying for a Contract

To purchase a Contract, you must complete an application and submit it through an authorized Kansas City Life agent. If you are eligible for temporary insurance coverage, a temporary insurance agreement ("TIA") should also accompany the application. As long as the initial Premium accompanies the TIA, the TIA provides insurance coverage from the date we receive the required Premium to the date we approve your application. In accordance with our underwriting rules, temporary life insurance coverage may not exceed $250,000. The TIA may not be in effect for more than 60 days. At the end of the 60 days, the TIA coverage terminates and then we will return the initial Premium to the applicant.

For coverage under the TIA, you must pay an initial Premium that is at least equal to two Guaranteed Monthly Premiums. We require only one Guaranteed Monthly Premium for Contracts when you will be paying Premiums under a pre-authorized payment or combined billing arrangement. (See "Premiums," page 19.)

We require satisfactory evidence of both proposed Insureds' insurability, which may include a medical examination. The available issue Ages are 20 through 85. Age is determined on the Contract Date based on of each Insured's Age last birthday. The minimum Total Sum Insured is $200,000, with a minimum Specified Amount of $100,000. Acceptance of an application depends on our underwriting rules and we have the right to reject an application.

As the Owner of the Contract, you may exercise all rights provided under the Contract. The Insureds are the Owner, unless a different Owner is named in the application. While at least one of the Insureds is living, the Owner may name a contingent Owner or a new Owner by Written Notice. If a contingent Owner has not been named, on the death of the last surviving Owner, ownership of the Contract passes to the estate of the last Owner to die. The Owner may also be changed prior to the last surviving Insured's death by Written Notice satisfactory to us. A change in Owner may have tax consequences. (See "Tax Considerations," page 46.)

Replacement of Existing Insurance

It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance or annuity contracts in connection with the purchase of a Contract. You should replace your existing insurance only when you determine that the Contract is better for you. The charges and benefits of your existing insurance may be different from a Contract purchased from us. You may have to pay a surrender charge on your existing insurance, and the Contract will impose a new surrender charge period.

You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you surrender your existing contract for cash and then buy the Contract, you may have to pay a tax, including possibly a penalty tax, on the surrender. Also, because we will not issue the Contract until we have received an initial Premium from your existing insurance company, the issuance of the Contract may be delayed.

Determination of Contract Date

In general, when applications are submitted with the required Premium the Contract Date will be the same as that of the TIA. For Contracts where the required Premium is not accepted at the time of application or Contracts where values are applied to the new Contract from another contract, the Contract Date will be the approval date plus up to seven days. There are several exceptions to these rules as described below.

     Contract Date Calculated to be 29th, 30th or 31st of Month
     No Contracts will be given a Contract Date of the 29th, 30th or 31st of the month. When values are applied to the new Contract from another contract and the Contract Date would be calculated to be one of these dates, the Contract Date will be the 28th of the month. In all other situations in which the Contract Date would be calculated to be the 29th, 30th or 31st of the month, the Contract Date will be the 1st of the next month.

     Pre-Authorized Check Payment Plan (PAC) or Combined Billing (CB)-Premium With Application.
     If you request PAC or CB and provide the initial Premium with the application, the Contract Date will be the later of the date of approval. Combined Billing is a billing where multiple Kansas City Life contracts are billed together.

     Combined Billing (CB)-No Premium With Application. If you request CB and do not provide the initial Premium with the application, the Contract Date will be the earlier of the first of the month after the Contract is approved or the date the initial Premium is received. However, if approval occurs between the first and fifth of the month the Contract Date will be the first of the same month that we approve the Contract. In addition, if the Contract Date is calculated to be the 29th, 30th or 31st of the month then the Contract Date will be the first of the following month.

     Government Allotment (GA) and Federal Allotment (FA).
     If you request GA or FA on the application and provide an initial Premium with the application, the Contract Date will be the date of approval. If you request GA or FA and we do not receive the required initial Premium the Contract Date will be the date we receive a full monthly allotment.


The Contract Date is determined by these guidelines except, as provided for under state insurance law, the Owner may be permitted to backdate the Contract to preserve insurance age (and receive a lower cost of insurance rate). In no case may the Contract Date be more than six months prior to the date the application was completed. We will charge a Monthly Deduction from the Contract Date.

If coverage under an existing Kansas City Life insurance contract is being replaced, that contract will be terminated and values will be transferred on the date when you have met all underwriting and other requirements and we have approved your application. We will deduct Contract charges as of the Contract Date.

     Free Look Right to Cancel Contract. You may cancel your Contract for a refund during your "free-look" period. The free look period expires 10 days after you receive your Contract. If you decide to cancel the Contract, you must return it by mail or other delivery method to the Home Office or your Kansas City Life agent. The Contract will be deemed void from the beginning immediately after you mail or deliver it for cancellation. We will refund Premiums paid within seven days after we receive the returned Contract.

PREMIUMS

Premiums

The Contract is flexible with regard to the amount of Premiums you pay. When we issue the Contract we establish a Planned Premium set by you. This amount is only an indication of your preference in paying Premiums. You may change this amount at any time. You may make additional Unscheduled Premiums at any time while the Contract is in force. We have the right to limit the number (except in Texas) and amount of such Premiums. We do have requirements regarding the minimum and maximum Premium amounts that you can pay.

We deduct Premium expense charges from all Premiums prior to allocating them to your Contract. (See CHARGES AND DEDUCTIONS, page 26.)

     Minimum Premium Amounts. The minimum initial Premium required is the least amount for which we will issue a Contract. This amount depends on a number of factors. These factors include Age, sex, and risk class of the proposed Insureds, the Specified Amount, any supplemental and/or rider benefits, and the Planned Premium you propose to make. (See "Planned Premiums," below.) Consult your Kansas City Life agent for information about the initial Premium required for the coverage you desire.


Each Premium after the initial Premium must be at least $25.


     Maximum Premium Information. Total Premiums paid may not exceed Premium limitations for life insurance set forth in the Internal Revenue Code. We will monitor Contracts and will notify you if a Premium exceeds this limit and will cause the Contract to violate the definition of insurance. You may choose to take a refund of the portion of the Premium that we determine is in excess of the guideline Premium limit or you may submit an application to increase the Additional Insurance Amount, subject to our underwriting approval. If you choose to increase the Additional Insurance Amount and the Insured fails to meet our underwriting requirements for the required increase in coverage, we have the right to refund, with interest, any Premium that we determine is in excess of the guideline Premium limit. (See "TAX CONSIDERATIONS," page 46.)

Your Contract may become a modified endowment contract if Premiums exceed the "7-Pay Test" as set forth in the Internal Revenue Code. We will monitor
Contracts and will attempt to notify you on a timely basis if, based on our interpretation of the relevant tax rules, your Contract is in jeopardy of becoming a modified endowment contract. (See "TAX CONSIDERATIONS," page 46.)

We have the right to require satisfactory evidence of insurability prior to accepting Unscheduled Premiums. (See "Premium Allocations and Crediting," page 23.)

     General Premium Information. You must pay Premiums by check payable to Kansas City Life Insurance Company or by any other method that we deem acceptable. You must clearly mark a loan repayment as such or we will credit it as a Premium . (See "Contract Loans," page 35.)


     Planned Premiums. When applying for a Contract, you select a plan for paying Premiums. Failure to pay Planned Premiums will not necessarily cause a Contract to lapse. Conversely, paying all Planned Premiums will not guarantee that a Contract will not lapse. You may elect to pay level Premiums quarterly, semi-annually or annually. You may also arrange to pay Planned Premiums on a special monthly or quarterly basis under a pre-authorized payment arrangement.

You are not required to pay Premiums in accordance with your plan. You can pay more or less than planned or skip a Planned Premium entirely. (See, "Premiums to Prevent Lapse," page 22, and "Guaranteed Minimum Death Benefit Option,"page 27.) Subject to the minimum and maximum limits described above, you can change the amount and frequency of Planned Premiums at any time.

     Premiums Upon an Increase in Additional Insurance Amount. Depending upon the Contract Value at the time of an increase and the amount of the increase requested, you may need to make an additional Premium or change the amount of Planned Premiums. (See "Increases in the Additional Insurance Amount" page 34.)

Guaranteed Payment Period and Guaranteed Monthly Premium.

During the Guaranteed Payment Period we guarantee that your Contract will not lapse if your Premiums meet the Guaranteed Monthly Premium requirement. For this guarantee to apply, the total Premiums must be at least equal to the sum of:
o    the amount of accumulated Guaranteed Monthly Premiums in effect; and
o additional Premium amounts to cover the total amount of any partial surrenders or Contract Loans you have made.

The Guaranteed Payment Period applies for three years after the Contract Date. The Contract shows the Guaranteed Monthly Premium.

The factors we use to determine the Guaranteed Monthly Premium vary by risk class, issue Age, and sex. In calculating the Guaranteed Monthly Premium, we include additional amounts for substandard ratings and optional benefits and/or riders. If you make a change to your Contract, we will:
o    re-calculate the Guaranteed Monthly Premium;
o    notify you of the new Guaranteed Monthly Premium; and
o    amend your Contract to reflect the change.



Premiums to Prevent Lapse


Your Contract will lapse if there is insufficient value remaining in the Contract at the end of the Grace Period. Since the value of amounts allocated to the Variable Account will vary according to the investment performance of the Funds, the specific amount of Premiums required to prevent lapse will also vary.


On each Monthly Anniversary Day we will check your Contract to determine if there is enough value to prevent lapse. If your Contract does lapse you must pay the required amount before the end of the Grace Period.


Under the Guaranteed Payment Period. The conditions to prevent lapse will depend on whether a Guaranteed Payment Period is in effect as follows:

     During the Guaranteed Payment Period. The Contract lapses and a Grace Period starts if:
     o there is not enough Cash Surrender Value in your Contract to cover the Monthly Deduction; and
     o the Premiums paid are less than required to guarantee lapse won't occur during the Guaranteed Payment Period.
     o
If lapse occurs, the Premium you must pay to keep the Contract in force will be equal to the lesser of:
     o the amount to guarantee the Contract won't lapse during the Guaranteed Payment Period less the accumulated Premiums you have paid; and
     o enough Premium to increase the Cash Surrender Value to at least the amount of three Monthly Deductions.

     After the Guaranteed Payment Period. The Contract lapses and a Grace Period starts if the Cash Surrender Value is not enough to cover the Monthly Deduction. To prevent the Contract from terminating you must pay enough Premium to increase the Cash Surrender Value to at least the amount of three Monthly Deductions. You must make this payment before the end of the Grace Period.


Under the Guaranteed Minimum Death Benefit Option

If you elect the Guaranteed Minimum Death Benefit Option we guarantee that the Specified Amount will remain in force as long as you meet the Guaranteed Minimum Death Benefit Option Premium requirement. If you fail to meet the Guaranteed Minimum Death Benefit Option Premium requirement, the Guaranteed Minimum Death Benefit Option will terminate and the Premiums required to prevent lapse will be determined just as for a Contract without a Guaranteed Minimum Death Benefit Option. The Guaranteed Minimum Death Benefit Option does not guarantee riders and any riders will terminate if the Cash Surrender Value of your Contract becomes negative. (See "Guaranteed Minimum Death Benefit Option," page 31.)

If you did not elect this option or if you do not pay the Premium required to keep the option in effect, your Contract will lapse at the end of the Grace Period if there is insufficient value remaining in the Contract. Since the value of amounts allocated to the Variable Account will vary according to the investment performance of the Funds, the specific amount of Premiums required to prevent lapse will also vary.

     For Contracts That Do Not Have the Guaranteed Minimum Death Benefit Option. On each Monthly Anniversary Day we will check your Contract to determine if there is enough value to prevent lapse. If your Contract does lapse you must pay the required amount before the end of the Grace Period. The amount required is enough Premium to increase the Cash Surrender Value to at least the amount of three Monthly Deductions.

     For Contracts That Do Have the Guaranteed Minimum Death Benefit Option. We will check your Contract on each Monthly Anniversary Day to determine if you have met the Guaranteed Minimum Death Benefit Option Premium requirement. If you have met the requirement, then we guarantee that the Contract will not lapse. If you have not met the requirement then you have 61 days to keep the option in force by paying the amount that will satisfy the Guaranteed Minimum Death
Benefit Option Premium requirement. (See Guaranteed Minimum Death Benefit Option, page 31.)


     Grace Period. The purpose of Grace Period is to give you the chance to pay enough Premiums to keep your Contract in force. We will send you notice of the amount required to be paid. The Grace Period is 61 days and starts when we send the notice. Your Contract remains in force during the Grace Period. If the last surviving Insured dies during the Grace Period, we will pay the Death Proceeds, but we will deduct any Monthly Deduction due. (See Amount of Death Proceeds, page 30.) If you do not pay adequate Premiums before the Grace Period ends, your Contract will terminate. (See "Reinstatement of Contract," page 49 )

Allocation and Transfers

Premium Allocations and Crediting

In the Contract application, you select how we will allocate Premiums (less Premium expense charges) among the Subaccounts and the Fixed Account. The sum of your allocations must equal 100%. We may limit the number of Subaccounts to which you allocate Premiums (not applicable to Texas Contracts). We will never limit the number to less than 15. You may change the allocation percentages at any time by sending Written Notice. You may make changes in your allocation by telephone, facsimile or electronic mail if you have provided proper authorization. (See "Telephone, Facsimile and Electronic Mail Authorizations," page 49.) The change will apply to the Premiums received with or after receipt of your notice.

On the Allocation Date, we will allocate the initial Premium to the Federated Prime Money Fund II Subaccount. If we receive any additional Premiums before the Reallocation Date, we will also allocate these Premiums to the Federated Prime Money Fund II Subaccount.

On the Reallocation Date (30 days after the Allocation Date), we will allocate the amount in the Federated Prime Money Fund II Subaccount as directed in your application. (See "Determining the Contract Value," page 29.)

We will credit Premiums received on or after the Reallocation Date as directed by you. The Premiums will be invested within the Valuation Period during which we receive them at our Home Office unless we require additional underwriting. We won't credit Premiums requiring additional underwriting until we have completed underwriting and accept the Premium. If we reject the additional Premium, we will return the Premium promptly, without any adjustment for investment experience.

Transfer Privilege

After the Reallocation Date and prior to the Maturity Date, you may transfer amounts among the Subaccounts and the Fixed Account, subject to the following restrictions:
o the minimum transfer amount is the lesser of $250 or the entire amount in that Subaccount or the Fixed Account;
o we will treat a transfer request that reduces the amount in a Subaccount or the Fixed Account below $250 as a transfer request for the entire amount in that Subaccount or the Fixed Account;
o we allow only one transfer to one or more subaccounts each Contract Year from the Fixed Account;
o the amount transferred from the Fixed Account may not exceed 25% of the unloaned Fixed Account Value on the date of transfer (unless the balance after the transfer is less than $250 in which case we will transfer the entire amount);
o we may, where permitted, suspend or modify this transfer privilege at any time with notice to you.

There is no limit on the number of transfers you can make between the Subaccounts or to the Fixed Account. The first six transfers during each Contract Year are free. After the first six transfers, we will assess a $25 transfer processing fee. Unused free transfers do not carry over to the next Contract Year. For the purpose of assessing the fee, we consider each Written Notice or telephone, facsimile or electronic mail request to be one transfer, regardless of the number of Subaccounts or the Fixed Account affected by that transfer. We will deduct the transfer processing fee from the remaining Contract Value.

We will make the transfer on the Valuation Day that we receive Written Notice requesting such transfer. You may also make transfers by telephone, facsimile or electronic mail if you have provided proper authorization. (See "Telephone, Facsimile and Electronic Mail Authorizations," page 49.)


An excessive number of transfers, including short-term "market timing" transfers, may adversely affect the performance of the underlying Fund in which a Subaccount invests. If, in our sole opinion, a pattern of excessive transfers develops, we have the right not to process a transfer request. We also have the right not to process a transfer request when the sale or purchase of shares of a Fund is not reasonably practicable due to actions taken or limitations imposed by the Fund.



Dollar Cost Averaging Plan

The Dollar Cost Averaging Plan is an optional feature available with the Contract. If elected, it enables you to automatically transfer amounts from the Federated Prime Money Fund II Subaccount to other Subaccounts. The goal of the Dollar Cost Averaging Plan is to make you less susceptible to market fluctuations by allocating on a regularly scheduled basis instead of allocating the total amount all at one time. We can not guarantee that the Dollar Cost Averaging Plan will result in a gain.

Transfers under this plan occur on a monthly basis for a period you choose, ranging from 3 to 36 months. To participate in the plan you must transfer at least $250 from the Federated Prime Money Fund II Subaccount each month. You may allocate the required amounts to the Federated Prime Money Fund II Subaccount through initial or subsequent Premiums or by transferring amounts into the Federated Prime Money Fund II Subaccount from the other Subaccounts or from the Fixed Account. Restrictions apply to transfers from the Fixed Account.

You may elect this plan at the time of application by completing the authorization. You may also elect it at any time after the Contract is issued by completing the election form. You may make changes in dollar cost averaging by telephone, facsimile or electronic mail if you have provided proper authorization.

Dollar cost averaging transfers will start on the next Monthly Anniversary Day on or following the Reallocation Date or the date you request. Once elected, we will process transfers from the Federated Prime Money Fund II monthly until:
o    we have completed the designated number of transfers;
o the value of the Federated Prime Money Fund II Subaccount is completely depleted; or
o    you send Written Notice instructing us to cancel the monthly transfers.

Transfers made under the Dollar Cost Averaging Plan will not count toward the six free transfers allowed each Contract Year. We may cancel this feature at any time with notice to you. We do not impose a charge for participation in this plan.

Portfolio Rebalancing Plan

The Portfolio Rebalancing Plan is an optional feature available with the Contract. Under this plan we will redistribute the accumulated balance of each Subaccount to equal a specified percentage of the Variable Account Value. We will do this on a quarterly basis at three-month intervals from the Monthly Anniversary Day on which portfolio rebalancing begins.

The purpose of the Portfolio Rebalancing Plan is to automatically diversify your portfolio mix. This plan automatically adjusts your Portfolio mix to be consistent with your current allocation instructions. If you make a change to your Premium allocation, we will also automatically change the allocation used for portfolio rebalancing to be consistent with the new Premium allocation unless you instruct us otherwise.

The redistribution occurring under this plan will not count toward the six free transfers permitted each Contract Year. If you also have elected the Dollar Cost Averaging Plan and it has not been completed, the portfolio rebalancing Plan will start on the Monthly Anniversary Day after the Dollar Cost Averaging Plan ends.

You may elect this plan at the time of application by completing the authorization on the application. You may also elect it after the Contract is issued by completing the election form. You may make changes in portfolio rebalancing by telephone, facsimile or electronic mail if you have provided proper authorization. Portfolio rebalancing will terminate when:
o you request any transfer unless you authorize a change in allocation at that time; or
o    the day we receive Written Notice instructing us to cancel the plan.

If the Contract Value is negative at the time portfolio rebalancing is scheduled, we will not complete the redistribution. We may cancel the Portfolio Rebalancing Plan at any time with notice to you. We do not impose a charge for participation in this plan.


FIXED ACCOUNT

The Fixed Account is not registered under the Securities Act of 1933 and is not registered as an investment company under the Investment Company Act of 1940. The Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account. Certain general provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses may still apply.

You may allocate some or all of your Premiums and transfer some or all of the Variable Account Value to the Fixed Account. You may also make transfers from the Fixed Account, but restrictions may apply. (See Transfer Privilege, page 21.) The Fixed Account is part of our general account and pays interest at declared rates guaranteed for each calendar year. We guarantee that this rate will be at least 4%.

Our general account supports our insurance and annuity obligations. Since the Fixed Account is part of our general account, we assume the risk of investment gain or loss on this amount. All assets in the General Account are subject to our general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

We guarantee to credit the Fixed Account Value with a minimum 4% effective annual interest rate. We intend to credit the Fixed Account Value with current rates in excess of the 4% minimum, but we are not obligated to do so. Current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. We will determine current rates. You assume the risk that the interest we credit may not exceed the guaranteed rate. Since we anticipate changing the current interest rate from time to time, we will credit different allocations with different interest rates, based upon the date amounts are allocated to the Fixed Account. We may change the interest rate credited to allocations from Premiums or new transfers at any time. We will not change the interest rate more than once a year on amounts in the Fixed Account.

For the purpose of crediting interest, we currently account for amounts deducted from the Fixed Account on a last-in, first-out ("LIFO") method. We may change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4%. We may also shorten the period for which the interest rate applies to less than a year (except for the year in which an amount is received or transferred).

Calculation of Fixed Account Value

Fixed Account Value is equal to:
o    amounts allocated or transferred to the Fixed Account; plus
o    interest credited; less
o amounts deducted, transferred or surrendered.(See "Fixed Account Value" page 30).

Delay of Payment

We have the right to delay payment of any surrender, partial surrender, or transfer from the Fixed Account for up to six months from the date we receive the request.



CHARGES AND DEDUCTIONS

We may realize a profit on any charges and deductions under the Contract. We may use this profit for any purpose, including payment of distribution charges. Below is a listing and description of the applicable charges and deductions under the Contract.

Premium Expense Charges

     Sales Charge. We deduct a 6.00% Sales Charge from each Premium. This charge reimburses us for administrative expenses associated with the Contracts. We apply Premiums to your Contract net of the Sales Charge.

     Premium Tax Charge. We deduct a 2.25% Premium Tax Charge from each Premium. This charge reimburses us for state and local Premium taxes. We apply Premiums to your Contract net of the Premium Tax Charge. Monthly Deduction

We will make a Monthly Deduction to collect various charges under your Contract. We will make these Monthly Deduction on each Monthly Anniversary following the Allocation Date. On the Allocation Date, we will deduct a Monthly Deduction for the Contract Day and each Monthly Anniversary Day that has occurred prior to the Allocation Date. (See "Applying for a Contract," page 19.) The Monthly Deduction consists of:
     (1)  monthly expense charges;
     (2)  cost of insurance charges; and
     (3)  any optional benefit and/or rider charges, as described below.

We deduct the Monthly Deduction pro rata on the basis of the portion of Contract Value in each Subaccount and/or the Fixed Account.

     Monthly Expense Charge

     o    The monthly expense charge is $7.50 in all Contract Years, plus
     o A Monthly Per Thousand of Specified Amount Charge based on the issue age of the youngest insured. (See chart below)

                                     Current

----------------------------------------------------------------------------
                                Years 1-10
-------------------- ------------------ ----------------- ------------------
 Youngest Insured       Monthly Per         Youngest         Monthly Per
     Issue Age          Thousand of      Insured Issue       Thousand of
                     Specified Amount         Age         Specified Amount
-------------------- ------------------ ----------------- ------------------
       20-29               $0.07             50-59              $0.18
-------------------- ------------------ ----------------- ------------------
       30-39               $0.09             60-69              $0.28
-------------------- ------------------ ----------------- ------------------
       40-49               $0.14              70+               $0.35
----------------------------------------------------------------------------
                              Years 11+ $0.00
----------------------------------------------------------------------------

     The guaranteed maximum charge is $0.35 Monthly Per Thousand of Specified Amount for all ages and durations.


The monthly expense charge reimburses us for expenses incurred in the administration of the Contracts and the Variable Account. Such expenses include but are not limited to: underwriting and issuing the Contract, confirmations, annual reports and account statements, maintenance of Contract records, maintenance of Variable Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Contract Owner servicing and all accounting, valuation, regulatory and updating requirements.

We guarantee that the monthly expense charge will not increase above the guaranteed maximum charge. Even if the guaranteed charges prove to be insufficient, we will not increase the charges above such guaranteed levels and will incur the loss.

Cost of Insurance Charge. This charge compensates us for the expense of providing insurance coverage. The charge depends on a number of variables and will vary from Contract to Contract and from month to month. For any Contract, we calculate the cost of insurance on a Monthly Anniversary Day by multiplying the current cost of insurance rate for the Insureds by the net amount at risk for that Monthly Anniversary Day. The cost of insurance rate for a Contract on a Monthly Anniversary Day is based on the Insureds' Age, sex, number of completed Contract Years, Total Sum Insured, and risk class. We currently place each Insured in one of the following classes, based on underwriting:
o    Standard Tobacco User;
o    Standard Nontobacco User;
o    Preferred Nontobacco User; and
o    Preferred Tobacco User.

We may place an Insured in a substandard risk class, which involves a higher mortality risk than the Standard Tobacco User or Standard Nontobacco User classes.

The net amount at risk on a Monthly Anniversary Day is the difference between the Death Benefit (discounted at an interest rate which is the monthly equivalent of 4% per year) and the Contract Value (as calculated on that Monthly Anniversary Day before we deduct the cost of insurance charge). For purposes of determining cost of insurance rates, we allocate Contract Value first to Specified Amount and then to the Additional Insurance Amount coverage in the order in which those coverages were issued. Then we allocate Contract Value to any additional coverage amount applicable under Coverage Option L.

We place the Insureds in risk classes when we approve the Contract, based on our underwriting of the application. When you request an increase in Additional Insurance Amount, we do additional underwriting before approving the increase to determine the risk class that will apply to the increase. If the risk class for the increase has lower cost of insurance rates than the existing risk class, we apply the lower rates to the entire Total Sum Insured. If the risk class for the increase has higher cost of insurance rates than the existing class, we apply the higher rates only to the increase in Total Sum Insured and the existing risk class will continue to apply to the existing Total Sum Insured.

We guarantee that the cost of insurance rates will not exceed the maximum cost of insurance rates set forth in the Contract. The guaranteed rates for standard and preferred risk classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

Our current cost of insurance rates may be less than the guaranteed rates that are set forth in the Contract. We will determine current cost of insurance rates based on our expectations as to future mortality experience. We may change these rates from time to time.

Cost of insurance rates (whether guaranteed or current) for one or both Insureds in a nontobacco-user standard class are lower than rates for one or both Insureds of the same age and sex in a tobacco-user standard class. Cost of insurance rates (whether guaranteed or current) for one or both Insureds in a nontobacco-user or tobacco-user standard risk class are lower than rates for one or both Insureds of the same age, sex and tobacco-user class in a substandard risk class.

We may make a profit from this charge. Any profit may be used to finance distribution expenses.

     Guaranteed Minimum Death Benefit Option Charge. There is no charge for the Guaranteed Minimum Death Benefit Option in the first ten Contract Years. Beginning in Contract Year 11, the charge is $.01 per $1,000 on a current basis and $.03 per $1,000 on a guaranteed basis. This charge is based on the Specified Amount and we will deduct it monthly.

     Cost of Additional Benefits Provided by Riders. These charges are part of the Monthly Deduction and vary by the benefit. (See "Optional Riders", page 45.)

     Legal Considerations Relating to Sex-Distinct Premiums and Benefits. Cost of insurance rates for Contracts generally distinguish between males and females. Thus, Premiums and benefits under Contracts covering males and females of the same Age will generally differ. (In some states, the cost of insurance rates do not vary by sex.)

We also offer Contracts that do not distinguish between males and female rates where required by state law. Employers and employee organizations considering purchase of a Contract should consult with their legal advisers to determine whether purchase of a Contract based on sex-distinct cost of insurance rates is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. We will make available to such prospective purchasers Contracts with cost of insurance rates that do not distinguish between males and females.

Daily Mortality and Expense Risk Charge

We deduct a daily charge from assets in the Subaccounts attributable to the Contracts. This charge does not apply to Fixed Account assets. The current and guaranteed charge is at an annual rate of 0.625% of net assets.

The mortality risk we assume is that the Insureds may die sooner than anticipated and we have to pay Death Benefits greater than we anticipated. The expense risk we assume is that expenses incurred in issuing and administering the Contracts and the Variable Account will exceed the administrative charges we assess. We may make a profit from this charge. Any profit may be used to finance distribution expenses.

Transfer Processing Fee

The first six transfers during each Contract Year are free. We will assess a $25 transfer processing fee for each additional transfer during such Contract Year. For the purpose of assessing the fee, we will consider each written or telephone, facsimile or electronic mail request seeking a transfer to be one transfer, regardless of the number of accounts affected by the transfer. We will deduct the transfer processing fee from the amount being transferred or from the remaining Contract Value, according to your instructions.

Surrender Charge


During the first ten Contract Years, we will deduct a surrender charge from the Contract Value if the Contract is completely surrendered or lapses. The surrender charge is based on the Specified Amount at issue. We calculate this charge by multiplying the surrender charge factor for the applicable Ages and sex of each Insured by the surrender charge percentages (as shown in Appendix
A). We then multiply this amount by the Specified Amount, divided by 1,000 to reach the actual charge.


The total surrender charge will not exceed the maximum surrender charge shown in your Contract. We credit any surrender charge deducted upon lapse back to the Contract Value upon reinstatement. The surrender charge on the date of reinstatement will be the same as it was on the date of lapse. For purposes of determining the surrender charge on any date after reinstatement, the period during which the Contract was lapsed will not count.


Under some circumstances the amount of the surrender charge during the first few Contract Years could result in a Cash Surrender Value of zero. This will depend upon a number of factors, but is more likely if:
o Premiums paid are equal to or only a little higher than the Guaranteed Monthly Premium shown in your Contract; or
o    if investment performance of the Subaccounts is too low.

The surrender charges calculated are applicable at the end of each Contract Year. After the first Contract Year, we will pro rate the surrender charges between Contract Years. However, after the end of the 10th Contract Year, there will be no surrender charge.

Partial Surrender Fee

We will deduct an administrative charge upon a partial surrender. This charge is the lesser of 2% of the amount surrendered or $25. We will deduct this charge from the amount you request to be surrendered, and the charge will be considered part of the partial surrender amount.

Fund Expenses
The Fund deducts investment advisory fees and other expenses. The value of the net assets of each Subaccount reflects the investment advisory fees and other expenses incurred by the corresponding Portfolio in which the Subaccount invests. This means that these charges are deducted before we calculate Subaccount Values. These charges are not directly deducted from your Contract Value. See the prospectuses for the Funds.

Reduced Charges for Eligible Groups

We may reduce the Premium Expense Charge and the Monthly Deduction from Contract Value for Contracts issued to a class of associated individuals or to a trustee, employer or similar entity. We may reduce these charges if we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses. We will make any reductions in accordance with our rules in effect at the time of the application. The factors we will consider in determining the eligibility of a particular group and the level of the reduction are as follows:

o    nature of the association and its organizational framework;
o    method by which sales will be made to the members of the class;
o facility with which Premiums will be collected from the associated individuals;
o    association's capabilities with respect to administrative tasks;
o    anticipated persistency of the Contract;
o    size of the class of associated individuals;
o    number of years the association has been in existence; and
o any other such circumstances which justify a reduction in sales or administrative expenses.

Any reduction will be reasonable, will apply uniformly to all prospective Contract purchases in the class and will not be unfairly discriminatory to the interests of any Contract holder.

Other Tax Charge

We do not currently assess a charge for any taxes other than state and local Premium taxes and Federal Deferred Acquisition taxes incurred as a result of the operations of the Subaccounts. We have the right to assess a charge for such taxes against the Subaccounts if we determine that such taxes will be incurred.


HOW YOUR CONTRACT VALUES VARY

Your Contract does not provide a minimum guaranteed Contract Value or Cash Surrender Value. Values will vary with the investment experience of the Subaccounts and/or the crediting of interest in the Fixed Account, and will depend on the allocation of Contract Value. If the Cash Surrender Value on a Monthly Anniversary Day is less than the amount of the Monthly Deduction to be deducted on that date (See "Premiums to Prevent Lapse," page 26 ) and the Guaranteed Payment Period is not then in effect, the Contract will be in default and a Grace Period will begin. (See "Guaranteed Payment Period and Guaranteed Monthly Premium," page 27 and "Grace Period", page 27 ). However, we also offer an optional Guaranteed Minimum Death Benefit Option which guarantees the Death Benefit provided certain requirements are met (See "Guaranteed Minimum Death Benefit Option," page 31).

Bonus on Contract Value in the Variable Account

We may credit a bonus to the Contract on each Monthly Anniversary Day beginning on the first Monthly Anniversary Day following the Contract Date. The monthly bonus applies to Contracts with a Total Sum Insured of $5,000,000 and above and equals an annual rate of 0.125% of the Contract Value in each Subaccount of the Variable Account. We will pay this bonus at our sole discretion and we do not guarantee it.

Determining the Contract Value

On the Allocation Date, the Contract Value is equal to the initial Premium less the Premium Expense Charges and Monthly Deduction deducted from the Contract Date. On each Valuation Day thereafter, the Contract Value is the aggregate of the Subaccount Values and the Fixed Account Value (including the Loan Account Value). The Contract Value will vary to reflect the following:
o    performance of the selected Subaccounts;
o    interest credited on amounts allocated to the Fixed Account;
o    interest credited on amounts in the Loan Account;
o    charges;
o    transfers;
o    partial surrenders; and
o    loans and loan repayments.

     Subaccount Values. When you allocate an amount to a Subaccount, either by Premium or transfer, we credit your Contract with Accumulation Units in that Subaccount. The number of Accumulation Units in the Subaccount is determined by dividing the amount allocated to the Subaccount by the Subaccount's Accumulation Unit value for the Valuation Day when the allocation is made.

The number of Subaccount Accumulation Units we credit to your Contract will increase when you allocate Premiums to the Subaccount and when you transfer amounts to the Subaccount. The number of Subaccount Accumulation Units credited to a Contract will decrease when:
o    we take the allocated portion of the Monthly Deduction from the Subaccount;
o    you make a loan;
o    you transfer an amount from the Subaccount; or
o you take a partial surrender (including the Partial Surrender Fee) from the Subaccount.

     Accumulation Unit Values. A Subaccount's Accumulation Unit value varies to reflect the investment experience of the underlying Portfolio. It may increase or decrease from one Valuation Day to the next. We arbitrarily set the Accumulation Unit value for each Subaccount at $10 when we established the Subaccount. For each Valuation Period after establishment, the Accumulation Unit value is determined by multiplying the value of an Accumulation Unit for a Subaccount for the prior Valuation Period by the Net Investment Factor for the Subaccount for the current valuation period.

     Net Investment Factor. The Net Investment Factor is an index used to measure the investment performance of a Subaccount from one Valuation Day to the next. It is based on the change in net asset value of the Fund shares held by the Subaccount and reflects any gains or losses in the Subaccounts, dividends paid, any capital gains or losses, any taxes and the daily mortality and expense risk charge.

     Fixed Account Value. On any Valuation Day, the Fixed Account Value of a Contract will be equal to:
     o    the Fixed Account Value on the preceding Valuation Day; plus
     o all Premiums allocated to the Fixed Account since the preceding Valuation Day; plus
     o any amounts transferred to the Fixed Account since the preceding Valuation Day(including amounts transferred in connection with Contract loans); plus
     o interest credited on such Premiums and amounts transferred from the preceding Valuation Day to the date of calculation; less
     o the amount of any transfers from the Fixed Account to the subaccounts since the preceding Valuation Day; less
     o    the amount of any partial surrenders  (including the Partial Surrender
          Fee) taken from the Fixed Account since the preceding Valuation Day; less
     o interest on such transferred and withdrawn amounts from the effective dates of such transfers or withdrawals to the date of calculation; less
     o the pro rata portion of the Monthly Deduction deducted from the Fixed Account.

     Loan Account Value. On any Valuation Day, if there have been any Contract loans, the Loan Account Value is equal to:
     o amounts transferred to the Loan Account from the Subaccounts and from the unloaned value in the Fixed Account as collateral for Contract loans and for due and unpaid loan interest; less
     o amounts transferred from the Loan Account to the Subaccounts and the unloaned value in the Fixed Account as the Loan Balance is repaid.

Cash Surrender Value

The Cash Surrender Value is the amount you have available in cash if you fully surrender the Contract. We use this amount to determine whether a partial surrender may be taken, whether Contract loans may be taken, and whether a Grace Period starts. (See "Premiums to Prevent Lapse," page 22.) The Cash Surrender Value on the Valuation Day is equal to the Contract Value less any applicable surrender charges and any Loan Balance. (See "Surrendering the Contract for Cash Surrender Value," page 36.).

DEATH BENEFIT

As long as the Contract remains in force, we will pay the Death Proceeds upon receipt at the Home Office of satisfactory proof of death of the last surviving Insured. We may also require proof of the death of the Insured who died first and may require return of the Contract. We will pay Death Proceeds in a lump sum.(see "Payment of Proceeds," page 44) or, if you prefer, under a payment option (See "Payment Options," page 37). We will pay Death Proceeds to the Beneficiary. (See "Selecting and Changing the Beneficiary," page 44.)

Amount of Death Proceeds

The Death Proceeds payable upon the death of the last surviving Insured are equal to the following:
o the greater of the Death Benefit under the Coverage Option selected (calculated as of the date of the last surviving Insured's death) or the Corridor Death Benefit; plus
o an amount equal to any benefits provided by any optional benefits or riders; plus
o    any Premiums received after the date of death; minus
o    any Loan Balance on that date; minus
o    any past due Monthly Deduction if the death occurred during a Grace Period.

Under certain circumstances, the amount of the Death Benefit may be further adjusted or the Death Benefit may not be payable. (See "Limits on Rights to Contest the Contract" and "Misstatement of Age or Sex," page 43.)

The Guaranteed Minimum Death Benefit Option, if in effect, provides a minimum Death Benefit. If all or part of the Death Proceeds are paid in one sum, we will pay interest on this sum (as required by applicable state law) from the date of receipt of due proof of the last surviving Insured's death to the date of payment.

Total Sum Insured, Specified Amount, Additional Insurance Amount

The Total Sum Insured, Specified Amount and the Additional Insurance Amount are set at the time the Contract is issued. The Specified Amount plus the Additional Insurance Amount equals the Total Sum Insured. The minimum Total Sum Insured is $200,000. Within the Total Sum Insured minimum, we also require that the minimum Specified Amount be $100,000, while the minimum Additional Insurance Amount is required to be $10,000. The maximum amount of initial Additional Insurance Amount coverage is four times the Specified Amount at issue.

You may decrease the Total Sum Insured or increase the Additional Insurance Amount as described below. The Guaranteed Minimum Death Benefit Option only applies to the Specified Amount and not to the Additional Insurance Amount. Therefore, even if the Guaranteed Minimum Death Benefit Option is in effect, if the Contract Value is insufficient to pay the Monthly Deduction, the Additional Insurance Amount may lapse. (See "Guaranteed Minimum Death Benefit Option," page 31.)

Coverage Options

When you apply for the Contract you may choose one of three Coverage Options, which will be used to determine the Death Benefit:

o Option A: Death Benefit is equal to the Total Sum Insured on the date of death of the last surviving Insured.
o Option B: Death Benefit is equal to the Total Sum Insured on the date of death of the last surviving Insured, plus the Contract Value on the date of such death.
o Option L: Death Benefit will be the sum of: (1) the Total Sum Insured on the date of death of the last surviving Insured; and (2) the Contract Value on the Contract Anniversary preceding the death of the last surviving Insured multiplied by the applicable Option L Death Benefit Percentage less the Total Sum Insured on that Contract Anniversary. If the amount in (2) of the Option L Death Benefit calculation is less than zero then the Option L Death Benefit will be the amount calculated in (1).

You may also change the Coverage Option, as described below. However, Coverage Option L is only available at issue and must continue to be elected on each contract anniversary.

We will increase Death Benefits under any Coverage Option by any additional benefits provided by riders in force on the date of death of the last surviving Insured, and any Premiums received after the date of death. We will also refund any cost of insurance charge deducted for the period beyond the date of death. We will reduce the Death Benefits by any Loan Balance.


Corridor Death Benefit

The purpose of the Corridor Death Benefit is to ensure that the amount of insurance we provide meets the definition of life insurance under the Internal Revenue Code. We calculate the Corridor Death Benefit by multiplying the Contract Value by the appropriate corridor percentage. The corridor percentages vary by Age, sex, risk class, Specified Amount, Additional Insurance Amount, the number of years coverage has been in effect and any applicable optional benefits or riders.

Guaranteed Minimum Death Benefit Option

An optional Guaranteed Minimum Death Benefit Option is available only at issue. This option is not available if you elect Coverage Option B or if the Joint First to Die Rider is issued. If you choose this option, it guarantees that we will pay the Specified Amount (less Loan Balance and any past due charges) upon the death of the last surviving Insured, regardless of the Contract's investment performance, if you meet the Guaranteed Minimum Death Benefit Option Premium requirement. The Guaranteed Minimum Death Benefit Option does not guarantee any Additional Insurance Amount.

The Guaranteed Minimum Death Benefit Option Premium is the amount which guarantees that the Guaranteed Minimum Death Benefit Option will remain in effect. Your Contract shows the Guaranteed Minimum Death Benefit Option Premium. You satisfy the Guaranteed Minimum Death Benefit Option Premium requirement if, on each Monthly Anniversary Day, the cumulative Premiums that you have paid equal or exceed the cumulative Guaranteed Minimum Death Benefit Option Premiums plus any Loan Balance.

"Cumulative Premiums that you have paid" means the amount that is equal to:

(a)  the sum of all Premiums paid; less
(b)  the sum of all partial surrenders; with
(c) (a) and (b) each accumulated at an annual effective interest rate of 4% from the date your Contract is issued to the Monthly Anniversary Day on which the Guaranteed Minimum Death Benefit Option Premium requirement is calculated.

"Cumulative Guaranteed Minimum Death Benefit Option Premiums" is equal to the sum of the Guaranteed Minimum Death Benefit Option Premiums. Each such Premium is accumulated at an annual effective interest rate of 4% to the Monthly Anniversary Day on which the Guaranteed Minimum Death Benefit Option Premium requirement is calculated.

If you do not meet the Guaranteed Minimum Death Benefit Option Premium requirement, the Guaranteed Minimum Death Benefit Option is in default. A 61-day notice period begins on the day we mail the notice that the option is in default and inform you of the amount of Premium required to maintain the Guaranteed Minimum Death Benefit Option. The Premium amount required to prevent default of the option is equal to:

o the cumulative Guaranteed Minimum Death Benefit Option Premium plus any Loan Balance; less
o    the cumulative paid Premium.

The Guaranteed Minimum Death Benefit Option will terminate if you do not pay sufficient Premium by the end of the notice period.

If the Contract contains any Additional Insurance Amount coverage or any optional benefit riders, then we will also test the Contract to ensure that the you have funded the Contract at a sufficient level to support the Additional Insurance Amount or other optional riders. On each Monthly Anniversary Day we will test the Cash Surrender Value to determine if it is sufficient to cover the Monthly Deduction. If not, a 61-day notice period begins on the day we mail notice of the amount of Premium required to keep the Additional Insurance Amount and/or any optional riders in effect. The Premium required to keep the Additional Insurance Amount is equal to the amount which would provide a Cash Surrender Value equal to three Monthly Deduction. If we do not receive payment at least equal to the default Premium by the end of the notice period, we will terminate the additional insurance amount and other optional benefit riders.


We do not charge for this option during the first 10 Contract Years. Beginning in Contract Year 11 we will apply a monthly charge per $1,000 of Specified Amount at issue. The Guaranteed Minimum Death Benefit Option is not available for:
o    Coverage Option B Contracts;
o Contracts on which the Additional Insurance Amount exceeds or is scheduled to exceed the Specified Amount; or
o    Contracts which include the Joint First to Die Rider.

The Guaranteed Minimum Death Benefit Option will terminate:
o    upon your request;
o    if you change the Coverage Option to B; or
o if you increase the Additional Insurance Amount to more than the Specified Amount.

You may apply to have the Guaranteed Minimum Death Benefit Option reactivated within two years of termination of such option. Re-activation requires:
(1)  Written Notice to restore the option;
(2) evidence of insurability of the Insureds satisfactory to us, unless you request re-activation within one year after the beginning of the notice period, and
(3) payment of the amount by which the cumulative Guaranteed Minimum Death Benefit Option Premium plus the Loan Balance exceeds the cumulative paid Premiums on the date of re-activation.


On the Monthly Anniversary Day on which the re-activation takes effect, we will deduct from the Contract Value any unpaid Guaranteed Minimum Death Benefit Option charges. We have the right to deny re-activation of the Guaranteed Minimum Death Benefit Option more than once during the life of the Contract.

Effect of Combinations of Specified Amount and Additional Insurance Amount

You should consider the following factors in determining how to allocate coverage in the form of the Specified Amount or in the form of an Additional Insurance Amount:
o the Specified Amount cannot be increased after issue, while the Additional Insurance Amount may be increased after issue, subject to application and evidence of insurability;
o the Additional Insurance Amount does not increase the Guaranteed Monthly Premium under a Contract. Accordingly, the amount of compensation paid to the agent may be less if coverage is included as Additional Insurance Amount, rather than as Specified Amount;
o the monthly per thousand charges are only charged on the Specified Amount not on the Additional Insurance Amount, therefore contracts with higher amounts of Additional Insurance Amounts may have greater Contract Values.
o the Guaranteed Minimum Death Benefit Option covers only the Specified Amount and does not cover the Additional Insurance Amount. If the Contract Value is insufficient to pay the monthly expenses (including charges for the Additional Insurance Amount) the Additional Insurance Amount and rider coverage will terminate, even though the Specified Amount may stay in effect under the Guaranteed Minimum Death Benefit Option.

Generally, you will incur lower Contract Year charges and have more flexible coverage with respect to the Additional Insurance Amount than with the Specified Amount. On the other hand, if you wish to take advantage of the Guaranteed Minimum Death Benefit Option, the proportion of the Total Sum Insured that is guaranteed can be increased by taking out a larger part of the coverage as Specified Amount at the time of issue. The Guaranteed Minimum Death Benefit Option is not available at all if the Additional Insurance Amount exceeds or is scheduled to exceed the Specified Amount at any time. In such case, it could be to your advantage to increase the amount of coverage applied for at issue as Specified Amount in order that the Guaranteed Minimum Death Benefit Option will be available. However, if this guarantee is not important to you, you could choose to maximize the proportion of the Additional Insurance Amount.

CHANGES IN DEATH BENEFIT

Effect of Investment Performance on Death Benefit

If investment performance is favorable, the amount of the Death Proceeds may increase. The impact of investment performance will vary depending upon which Coverage Option applies:
o Under Option A, the Death Proceeds will not usually change for several years to reflect any favorable investment performance and may not change at all. (See the illustrations beginning on page 37 to see how and when investment performance may begin to affect the Death Proceeds);
o Option B provides a Death Benefit that varies directly with the investment performance of the Contract Value;
o Option L provides a Death Benefit pattern that can be level for several years and then can increase at a particular time that you choose.

Changes in Coverage Option

We have the right to require that no change in Coverage Option occurs during the first Contract Year and that you make no more than one change in Coverage Option in any 12-month period. After any change, we require the Total Sum Insured be at least $200,000 and the Specified Amount to be at least $100,000. The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that we receive and accept the request. We may require satisfactory evidence of insurability.

If the Coverage Option is Option B or Option L, it may be changed to Option A. The Total Sum Insured will not change. The effective date of change will be the Monthly Anniversary Day following the date we receive and approve your application for change.

If the  Coverage  Option is Option A or Option B you may not change it to Option
L. Coverage Option L is only available at issue, so no changes to Option L are allowed.

If the Coverage Option is Option A or Option L, you may change it to Option B subject to satisfactory evidence of insurability. This change will decrease the Total Sum Insured. The new Total Sum Insured will be the greater of the Total Sum Insured less the Contract Value as of the date of change or $25,000.

If the Coverage Option is changed to B, the Guaranteed Minimum Death Benefit Option, if in effect, will terminate.


We have the right to decline any Coverage Option change that we determine would cause the Contract to not qualify as life insurance under applicable tax laws.

Changes in the Coverage Option may have tax consequences. You should consult a tax adviser before changing the Coverage Option.


Increases in the Additional Insurance Amount

You may make increases to the Additional Insurance Amount through either scheduled annual increases requested at issue or unscheduled increases you request. The maximum Additional Insurance Amount coverage at issue is four times the Specified Amount. This coverage may increase to a maximum of eight times the Specified Amount after issue under scheduled annual increases.

     Scheduled Increases. Scheduled increases to the Additional Insurance Amount, subject to our approval, may be based on a flat amount annual increase or a percentage annual increase. Available percentage increases range from 0-25% of the Additional Insurance Amount. We will base the percentage increase on the specified percentage of the Additional Insurance Amount at the time the scheduled increase occurs. Available amounts for a flat amount increase range from 0-25% of the Additional Insurance Amount at issue. The Guaranteed Minimum Death Benefit Option is not available if the Additional Insurance Amount is, or is scheduled to, exceed the Specified Amount

     Unscheduled Increases. You may request increases to the Additional Insurance Amount other than the Schedule annual increases available at issue. We have the right to not allow increases in Additional Insurance Amount during the first Contract Year and to allow only one increase in any 12-month period. The following requirements apply for an unscheduled increase:
o    you must submit an application for the increase;
o    we may require satisfactory evidence of insurability;
o any requested, unscheduled increase in the Additional Insurance Amount must be at least $10,000;
o the Insureds' attained Age must be less than the current maximum issue Age for the Contracts, as we determine from time to time;
o    a change in Planned Premiums may be advisable;
o the increase in the Additional Insurance Amount will become effective on the Monthly Anniversary Day on or following the date we approve the request for the increase;
o if the Additional Insurance Amount is increased to be greater than the Specified Amount, the Guaranteed Minimum Death Benefit Option, if applicable, will terminate.

For both a scheduled and unscheduled increase, if the Cash Surrender Value is at any time insufficient to pay the Monthly Deduction for the Contract, the Additional Insurance Amount and riders will terminate in order to preserve the Guaranteed Minimum Death Benefit Option. (See "Guaranteed Minimum Death Benefit Option," page 31.) Any increase in the Additional Insurance Amount will not effect the surrender charge or the Guaranteed Monthly Premium. Increases in the Additional Insurance Amount may have tax consequences. You should consult a tax adviser before increasing the Additional Insurance Amount.

Decreases in Total Sum Insured

You may request a decrease in the Total Sum Insured. When you make a decrease in Total Sum Insured, we will first reduce any amount of Additional Insurance Amount remaining. Then we will reduce the Specified Amount, starting with the latest increase and continuing in the reverse order in which the increases were made. If the Specified Amount is decreased, the Guaranteed Minimum Death Benefit Option coverage amount will be decreased by the same amount. Under certain circumstances, a partial surrender will result in a decrease in the Total Sum Insured. (See "Partial Surrenders," page 36.)

We have the right to require that no decreases occur during the first Contract Year and that you make no more than one decrease in any 12-month period.

We require that the Total Sum Insured after any decrease be at least $200,000 and that the Specified Amount be $100,000. You must provide Written Notice of your request to decrease your Specified Amount. The effective date of the decrease will be the Monthly Anniversary Day following the date we receive your application.

Decreasing the Total Sum Insured may have the effect of decreasing monthly cost of insurance charges. A decrease in the Total Sum Insured will not affect the surrender charge and will not decrease the Guaranteed Monthly Premium or Guaranteed Minimum Death Benefit Option Premium.(See "Surrender Charge," page 32.)

A decrease in the Total Sum Insured may have adverse tax consequences. You should consult a tax adviser before decreasing the Total Sum Insured.

CASH BENEFITS

Contract Loans

You may borrow  from your  Contract  (prior to the death of the last  Insured to die) at any time by submitting a Written Request. You may also make loans by telephone, facsimile or electronic mail if you have provided proper authorization to do so. (See "Telephone, Facsimile and Electronic Mail Authorizations," page 49.) The maximum loan amount available is the Contract's Cash Surrender Value on the effective date of the loan less loan interest to the next Contract Anniversary. We will process Contract loans as of the date we approve your Written Request. We will generally send loan proceeds to you within seven calendar days. (See "Payment of Proceeds," page 44.)

     Interest. We will charge interest on any Loan Balance at an annual rate of 6.0%. Interest is due and payable at the end of each Contract Year while a loan is outstanding. If you do not pay interest when due, we add the amount of the interest to the loan and it becomes part of the Loan Balance.

     Loan Collateral. When you make a Contract loan, we transfer an amount sufficient to secure the loan out of the Subaccounts and the unloaned value in the Fixed Account and into the Contract's Loan Account. We will reduce the Cash Surrender Value by the amount transferred to the Loan Account. The loan does not have an immediate effect on the Contract Value. You may specify the Variable Accounts and/or Fixed Account from which we transfer collateral. If you do not specify we will transfer collateral in the same proportion that the Contract Value in each Subaccount and the unloaned value in the Fixed Account bears to the total unloaned Contract Value on the date you make the loan. On each Contract Anniversary we will transfer an amount of Cash Surrender Value equal to any due and unpaid loan interest to the Loan Account. We will transfer due and unpaid interest in the same proportion that each Subaccount Value and the unloaned value in the Fixed Account Value bears to the total unloaned Contract Value.

We will credit the Loan Account with interest at an effective annual rate of not less than 4.0%. Thus, the maximum net cost of a loan is 2.0% per year. (The net cost of a loan is the difference between the rate of interest charged on the Loan Balance and the amount credited to the Loan Account). We will add the interest earned on the Loan Account to the Fixed Account.

     Preferred Loan Provision. Beginning in the eleventh Contract Year, an additional type of loan is available called a preferred loan. For a preferred loan we will credit the amount in the Loan Account securing the preferred loan with interest at an effective annual rate of 6.0%. Thus, the net cost of the preferred loan is 0.0% per year. The maximum amount available for a preferred loan is the Contract Value less Premiums paid. This amount may not exceed the maximum loan amount. The preferred loan provision is not guaranteed.

The tax consequences of a preferred loan are uncertain. You should consult a tax adviser before taking out a preferred loan.

     Loan Repayment. You may repay all or part of your Loan Balance at any time while at least one Insured is living and the Contract is in force. We have the right to require that each loan repayment be at least $50. Loan repayments must be sent to the Home Office and we will credit them as of the date received. You should clearly mark a loan repayment as such or we will credit it as a Premium. (Sales Charges and Premium Tax Charges do not apply to loan repayments, unlike Unscheduled Premiums.) When you make a loan repayment, we transfer Contract Value in the Loan Account in an amount equal to the repayment from the Loan Account to the Subaccounts and the unloaned value in the Fixed Account. Thus, a loan repayment will immediately increase the Cash Surrender Value by the amount transferred from the Loan Account. A loan repayment does not have an immediate effect on the Contract Value. Unless you specify otherwise, we will transfer loan repayment amounts to the Subaccounts and the unloaned value in the Fixed Account according to the premium allocation instructions in effect at that time.

     Effect of Contract Loan. A loan, whether or not repaid, will have a permanent effect on the Death Benefit and Contract Values because the investment results will apply only to the non-loaned portion of the Contract Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Subaccounts or credited interest rates for the unloaned value in the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Loans may increase the potential for lapse if investment results of the Subaccounts are less than anticipated. Loans can (particularly if not repaid) make it more likely than otherwise for a Contract to terminate. (See "TAX CONSIDERATIONS," page 46, for a discussion of the tax treatment of policy loans, and the adverse tax consequences if a Contract lapses with loans outstanding.) In particular, if your Contract is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax. In addition, interest paid on Contract Loans generally is not tax deductible. We will deduct any Loan Balance from any Death Proceeds. (See "Amount of Death Proceeds," page 30.)

Your Contract will be in default if the Loan Account Value on any Valuation Day exceeds the Contract Value. We will send you notice of the default. You will have a 61-day grace period to submit a sufficient payment to avoid termination of coverage under the Contract. The notice will specify the amount that must be repaid to prevent termination. (See "Premiums to Prevent Lapse," page 22.)

Surrendering the Contract for Cash Surrender Value

You may surrender your Contract at any time for its Cash Surrender Value by submitting a Written Request. A surrender charge may apply. (See "Surrender Charge," page 32 .)We may require return of the Contract. We will process a surrender request as of the date we receive your Written Request and all required documents. Generally we will make payment within seven calendar days. (See "Payment of Proceeds," page 44.) You may receive the Cash Surrender Value in one lump sum or you may apply it to a payment option. (See "Payment Options," page 37.) Your Contract will terminate and cease to be in force if you surrender it for one lump sum. You will not be able to reinstate it later. Surrenders may have adverse tax consequences. (See "TAX CONSIDERATIONS," page 46.)

(In Texas, if you request a surrender within 31 days after a Contract Anniversary, the Cash Surrender Value applicable to the Fixed Account Value will not be less than the Cash Surrender Value applicable to the Fixed Account on that anniversary, less any Contract loans or partial surrenders made on or after such Anniversary.)

Partial Surrenders

You may make partial surrenders under your Contract at any time subject to the conditions below. You must submit a Written Request, and we will assess a partial surrender fee. (See "Partial Surrender Fee," page 28.) We will deduct this charge from your Contract Value along with the amount requested to be surrendered. Each partial surrender must be at least $500 and the partial surrender amount (including the partial surrender fee) may not exceed the Cash Surrender Value, less $300.

When you request a partial surrender, you can direct how we deduct the partial surrender amount (including the partial surrender fee) from your Contract Value in the Subaccounts and Fixed Account. If you provide no directions, we will deduct the partial surrender amount (including the partial surrender fee) from your Contract Value in the Subaccounts and Fixed Account on a pro rata basis. (See "Minimum Guaranteed and Current Interest Rates," page 25). Partial surrenders may have adverse tax consequences. (See "TAX CONSIDERATIONS," page 46.)

If Coverage Option A or L is in effect, we will reduce the Contract Value by the partial surrender amount. We will reduce the Total Sum Insured by the partial surrender amount (including the partial surrender fee) minus the excess, if any, of the Death Benefit over the Total Sum Insured at the time you make the partial surrender. If the partial surrender amount (including the partial surrender fee) is less than the excess of the Death Benefit over the Total Sum Insured, we will not reduce the Total Sum Insured. If Coverage Option B is in effect, we will reduce the Contract Value by the partial surrender amount and the partial surrender fee.

We have the right to reject a partial surrender request if the partial surrender would reduce the Total Sum Insured below the minimum amount for which the Contract would be issued under our then-current rules.

We will process partial surrender requests as of the date we receive your Written Request. Generally we will make payment within seven calendar days. (See "Payment of Proceeds," page 44.)

Payment Options

The Contract offers a variety of ways, in addition to a lump sum, for you to receive proceeds payable. Payment options are available for use with various types of proceeds, such as surrender or death. We summarize these payment options below. All of these options are forms of fixed benefit annuities which do not vary with the investment performance of a separate account.

You may apply proceeds of $2,000 (this minimum may not apply in some states) or more which are payable under this Contract to any of the following options:

     Option 1: Interest Payments. We will make interest payments to the payee annually or monthly as elected. We will pay interest on the proceeds at the guaranteed rate of 3.0% per year and we may increase this by additional interest paid annually. You may withdraw the proceeds and any unpaid interest in full at any time.

     Option 2: Installments of a Specified Amount. We will make annual or monthly payments until the proceeds plus interest are fully paid. We will pay interest on the proceeds at the guaranteed rate of 3.0% per year and we may increase this by additional interest. You may withdraw the present value of any unpaid installments at any time.

     Option 3: Installments For a Specified Period. We pay proceeds in equal annual or monthly payments for a specified number of years. We will pay interest on the proceeds at the guaranteed rate of 3.0% per year and we may increase this by additional interest. You may withdraw the present value of any unpaid installments at any time.

     Option 4: Life Income. We will pay an income during the payee's lifetime. You may choose a minimum guaranteed payment period. One form of minimum guaranteed payment period is the installment refund option, under which we will make payments until the total income payments received equal the proceeds applied.

     Option 5: Joint and Survivor Income. We will pay an income during the lifetime of two persons and will continue to pay the same income as long as either person is living. The minimum guaranteed payment period will be ten years.

     Minimum Amounts. We have the right to pay the total amount of the Contract in one lump sum, if less than $2,000. If payments under the payment option selected are less than $50, payments may be made less frequently at our option.

     Choice of Options You may choose an option by written notice during the Insured's lifetime. If a payment option is not in effect at the Insured's death, the beneficiary may make a choice.

If we have options or rates available on a more favorable basis at the time you elect a payment option, we will apply the more favorable benefits.

Specialized Uses of the Contract

Because the Contract provides for an accumulation of contract value as well as a Death Benefit, the Contract can be used for various individual and business financial planning purposes. Purchasing the Contract in part for such purposes entails certain risks. For example, if the investment performance of Subaccounts to which Variable Account Value is allocated is poorer than expected or if you do not pay sufficient Premiums, the Contract may lapse or may not accumulate sufficient value to fund the purpose for which you purchased the Contract. Partial surrenders and Contract loans may significantly affect current and future values and proceeds. A loan may cause a Contract to lapse, depending upon Subaccount investment performance and the amount of the loan. Before purchasing a Contract for a specialized purpose, you should consider whether the long-term nature of the Contract is consistent with the purpose for which you are considering it. Using a Contract for a specialized purpose may have tax consequences. (See "TAX CONSIDERATIONS" on page 46.)

ILLUSTRATIONS

We have prepared the following tables to illustrate hypothetically how certain values under a Contract change with investment performance over an extended period of time. The tables illustrate how Contract Values, Cash Surrender Values and Death Benefits under a Contract covering both Insureds of a given age would vary over time if Planned Premiums were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show Planned Premiums accumulated at 5% interest compounded annually.

Assumptions

The hypothetical investment rates of return are illustrative only. Do not assume they are representative of past or future investment rates of return. Actual rates of return for a particular Contract may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations you make, prevailing interest rates and rates of inflation. These illustrations assume that you allocate Premiums equally among the Subaccounts available under the Contract, and that you allocate no amounts to the Fixed Account. We have based these illustrations on the following assumptions:
o    there are no Contract loans;
o you pay an annual Premium at the beginning of each Contract Year. Values will be different if you pay the Premiums with a different frequency or in different amounts.

Charges Illustrated

The illustrations reflect the fact that the net investment return on the assets held in the Subaccounts is lower than the gross after-tax return of the selected Portfolios. The tables assume an average annual expense ratio of 0.96% of the average daily net assets of the Portfolios available under the Contracts. This average annual expense ratio is based on the expense ratios of each of the Portfolios for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Portfolio. This average annual expense ratio takes into account expense reimbursement arrangements to be in place for 2001 for some of the Portfolios. In the absence of the reimbursement arrangements for some of the Portfolios the average annual expense ratio would be higher. For information on the Portfolios' expenses, see the Fee Table in this Prospectus and the prospectuses for the Funds and Portfolios accompanying this Prospectus.

In addition, the values calculated using current charges shown in the illustrations reflect the current daily charge to the Variable Account for assuming mortality and expense risks, which is equivalent to an annual charge of 0.625%. After deduction of Portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% corresponds to approximate net annual rates of -1.58%, 4.39% and 10.35%, respectively on a current basis. The values calculated using guaranteed charges shown in the illustrations reflect the guaranteed daily charge to the Variable Account for assuming mortality and expense risks, which is equivalent to an annual charge of 0.625%. After deduction of Portfolio expenses and the guaranteed mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of -1.58%, 4.39% and 10.35%, respectively.

The illustrations also reflect the deduction of the Premium Expense Charges and the Monthly Deduction. The Monthly Deduction includes the cost of insurance charge. We have the contractual right to charge guaranteed maximum charges that are higher than our current cost of insurance charges. The current cost of insurance charges and, alternatively, the guaranteed cost of insurance charges are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Account and assume no Loan Balance or charges for optional benefits and/or riders.

The illustrations are based on our sex distinct rates for nontobacco users. Upon request, we will furnish you with a comparable illustration based upon the proposed Insureds' specific circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

XXXXX



                              $6540 ANNUAL PREMIUM
            $1,000,000 TOTAL SUM INSURED: $1,000,000 SPECIFIED AMOUNT
                                COVERAGE OPTION A
                      USING CURRENT COST OF INSURANCE RATES
      Male, Standard Nonsmoker, Age 35; Female, Standard Nonsmoker, Age 35

---------- --------------------- ------------------------------ ------------------------ -------------------------------
                                         0% Hypothetical Gross  6% Hypothetical Gross       12% Hypothetical Gross
                                           Investment Return      Investment Return           Investment Return
---------- --------------------- ------------------------------ ------------------------ -------------------------------
  End of         Premiums          Contract   Cash       Death   Contract  Cash     Death   Contract  Cash      Death
Contract Year  Accumulated at 5%    Value     Surrender  Benefit  Value   Surrender Benefit  Value    Surrender Benefit
             Interest per Year                Value                       Value                       Value
------------------------------------------------------------------------------------------------------------------------
   1              6,867
   2             14,077
   3             21,648
   4             29,598
   5             37,945
   6             46,709
   7             55,911
   8             65,574
   9             75,719
  10             86,372
  15            148,180
  20            227,064
  25            327,742
  30            456,236
------------------------------------------------------------------------------------------------------------------------

You should not assume that the hypothetical investment rates of return shown above and elsewhere in this prospectus are representative of past or future investment rates of return. These rates are hypothetical. Actual rates of return may be more or less than those shown. The actual rates will depend on a number of factors including the investment allocations you make, prevailing rates and rates of inflation. The values for a Contract will be different from those shown if the actual rates of return averages 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual Contract Years.
Neither we nor any Fund can make the statement that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.




                              $6540 ANNUAL PREMIUM
            $1,000,000 TOTAL SUM INSURED: $1,000,000 SPECIFIED AMOUNT
                                COVERAGE OPTION A
                    USING GUARANTEED COST OF INSURANCE RATES
      Male, Standard Nonsmoker, Age 35; Female, Standard Nonsmoker, Age 35

---------- --------------------- ------------------------------ ------------------------ -----------------------------
                                      0% Hypothetical Gross      6% Hypothetical Gross       12% Hypothetical Gross
                                        Investment Return          Investment Return           Investment Return
---------- --------------------- ------------------------------ ------------------------ -----------------------------
  End of         Premiums          Contract  Cash       Death   Contract  Cash     Death   Contract  Cash      Death
Contract Year  Accumulated at 5%    Value    Surrender  Benefit  Value   Surrender Benefit  Value    Surrender Benefit
             Interest per Year               Value                       Value                       Value
------------ ------------------- --------- ---------  --------- -------- --------- -------- ------- ---------  -------

   1              6,867
   2             14,077
   3             21,648
   4             29,598
   5             37,945
   6             46,709
   7             55,911
   8             65,574
   9             75,719
  10             86,372
  15            148,180
  20            227,064
  25            327,742
  30            456,236
------------------------------------------------------------------------------------------------------------------------


You should not assume that the hypothetical investment rates of return shown above and elsewhere in this prospectus are representative of past or future investment rates of return. These rates are hypothetical. Actual rates of return may be more or less than those shown. The actual rates will depend on a number of factors including the investment allocations you make, prevailing rates and rates of inflation. The values for a Contract will be different from those shown if the actual rates of return averages 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual Contract Years. Neither we nor any Fund can make the statement that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.




                              $6540 ANNUAL PREMIUM
            $1,000,000 TOTAL SUM INSURED: $1,000,000 SPECIFIED AMOUNT
                                COVERAGE OPTION B
                      USING CURRENT COST OF INSURANCE RATES
      Male, Standard Nonsmoker, Age 35; Female, Standard Nonsmoker, Age 35

---------- --------------------- ----------------------------------------------- -------------------------------------
                                         0% Hypothetical Gross  6% Hypothetical Gross    12% Hypothetical Gross
                                           Investment Return      Investment Return       Investment Return
---------- --------------------- ------------------------------ ------------------------ --------------------- --------
  End of         Premiums          Contract   Cash       Death   Contract  Cash     Death   Contract  Cash      Death
Contract Year  Accumulated at 5%    Value     Surrender  Benefit  Value   Surrender Benefit  Value    Surrender Benefit
             Interest per Year                Value                       Value                       Value
------------ ------------------- --------- ---------  ---------- -------- --------- -------- ------- --------- --------
   1              6,867
   2             14,077
   3             21,648
   4             29,598
   5             37,945
   6             46,709
   7             55,911
   8             65,574
   9             75,719
  10             86,372
  15            148,180
  20            227,064
  25            327,742
  30            456,236
--------------------------------------------------------------------------------------------------------------------------


You should not assume that the hypothetical investment rates of return shown above and elsewhere in this prospectus are representative of past or future investment rates of return. These rates are hypothetical. Actual rates of return may be more or less than those shown. The actual rates will depend on a number of factors including the investment allocations you make, prevailing rates and rates of inflation. The values for a Contract will be different from those shown if the actual rates of return averages 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual Contract Years. Neither we nor any Fund can make the statement that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.




                              $6540 ANNUAL PREMIUM
            $1,000,000 TOTAL SUM INSURED: $1,000,000 SPECIFIED AMOUNT
                                COVERAGE OPTION B
                      USING GUARANTEED COST OF INSURANCE RATES
      Male, Standard Nonsmoker, Age 35; Female, Standard Nonsmoker, Age 35

---------- --------------------- ----------------------------------------------- -------------------------------------
                                         0% Hypothetical Gross  6% Hypothetical Gross    12% Hypothetical Gross
                                           Investment Return      Investment Return       Investment Return
---------- --------------------- ------------------------------ ------------------------ --------------------- --------
  End of         Premiums          Contract   Cash       Death   Contract  Cash     Death   Contract  Cash      Death
Contract Year  Accumulated at 5%    Value     Surrender  Benefit  Value   Surrender Benefit  Value    Surrender Benefit
             Interest per Year                Value                       Value                       Value
------------ ------------------- --------- ---------  ---------- -------- --------- -------- ------- --------- --------
   1              6,867
   2             14,077
   3             21,648
   4             29,598
   5             37,945
   6             46,709
   7             55,911
   8             65,574
   9             75,719
  10             86,372
  15            148,180
  20            227,064
  25            327,742
  30            456,236
--------------------------------------------------------------------------------------------------------------------------


You should not assume that the hypothetical investment rates of return shown above and elsewhere in this prospectus are representative of past or future investment rates of return. These rates are hypothetical. Actual rates of return may be more or less than those shown. The actual rates will depend on a number of factors including the investment allocations you make, prevailing rates and rates of inflation. The values for a Contract will be different from those shown if the actual rates of return averages 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual Contract Years. Neither we nor any Fund can make the statement that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.




OTHER CONTRACT BENEFITS AND PROVISIONS

Limits on Rights to Contest the Contract

     Incontestability. After the Contract has been in force during the Insureds' lifetimes for two years from the Contract Date (or less if required by state law), we may not contest the Contract, except if the Contract lapses after the end of a Grace Period.

We will not contest any increase in the Additional Insurance Amount after the increase has been in force during the Insureds' lifetimes for two years following the effective date of the increase (or less if required by state law) unless the contract lapses.

If a Contract lapses and it is reinstated, we cannot contest the reinstated Contract after the Contract has been in force during the Insureds' lifetimes for two years from the date of the reinstatement application (or less if required by state law).

     Suicide Exclusion. If either Insured dies by suicide, while sane or insane, within two years of the Contract Date (or less if required by state law), the Contract will terminate on the date of such suicide and the amount payable by us (in place of any other benefits) will be equal to the Contract Value less any Loan Balance. If either Insured dies by suicide, while sane or insane, within two years after the effective date of any increase in the Additional Insurance Amount (or less if required by state law), the amount of the Additional Insurance Amount associated with the increase will terminate and the amount payable by us associated with such increase will be limited to the cost of insurance charges associated with the increase.

Changes in the Contract or Benefits

     Misstatement of Age or Sex. If, while the Contract is in force and either or both the Insureds are alive, it is determined that the Age or sex of either Insured as stated in the Contract is not correct, we will adjust the Contract Value. The adjustment will be the difference between the following amounts accumulated at 4% interest annually. The two amounts are:
o    the cost of insurance deductions that have been made; and
o    the cost of insurance deductions that should have been made.

If, after the death of the last surviving Insured while this Contract is in force, it is determined the Age or sex of either Insured as stated in the Contract is not correct, the Death Benefit will be the net amount at risk that the most recent cost of insurance deductions at the correct Age and sex would have provided plus the Contract Value on the date of death (unless otherwise required by state law).

     Other Changes. Upon notice to you, we may modify the Contract. We can only do so if such modification is necessary to:
(1) make the Contract or the Variable Account comply with any applicable law or regulation issued by a governmental agency to which we are subject;
(2) assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to variable life contracts;
(3)  reflect a change in the operation of the Variable Account; or
(4)  provide additional Variable Account and/or Fixed Account options.

We have the right to modify the Contract as necessary to attempt to prevent you from being considered the owner of the assets of the Variable Account. In the event of any such modification, we will issue an appropriate amendment to the Contract, if required. We will exercise these changes in accordance with applicable law, including approval of Contract Owners if required.


Payment of Proceeds

We will usually pay proceeds within seven calendar days after we receive all the documents required for such a payment.

We determine the amount of the Death Proceeds as of the date of the Insured's death. But, we determine the amount of all other proceeds as of the date we receive the required documents. We may delay a payment or a transfer request if:
(1) the New York Stock Exchange is closed for other than a regular holiday or weekend;
(2) trading is restricted by the SEC or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or
(3) the SEC, by order, permits postponement of payment to protect Kansas City Life's Contract Owners.

If payment is not made within 30 days after receipt of all documents required for such a payment, we will add interest to the amount paid from the date of receipt of all required documents at 4% or such higher rate required for a particular state

     Generations Legacy Account. We will pay Death Proceeds through Kansas City Life's Generations Legacy Account. The Generations Legacy Account is an interest-bearing checking account at Generations Bank, an affiliate of Kansas City Life. Interest accrues daily and is paid monthly in the Generations Legacy Account. A Contract Owner or Beneficiary (whichever applicable) has immediate and full access to proceeds by writing a check on the account. We pay interest on Death Proceeds from the date of death to the date the Generations Legacy Account is opened. Generations Bank is a member of the Federal Deposit Insurance Corporation (FDIC). Each account is insured up to the limit established by the FDIC.

We will pay Death Proceeds through the Generations Legacy Account when the proceeds are paid to an individual.

Reports to Contract Owners

At least once each Contract Year, we will send you a report showing updated information about the Contract since the last report, including any information required by law. We will also send you an annual and semi-annual report for each Fund or Portfolio underlying a Subaccount to which you have allocated Contract Value. This will include a list of the securities held in each Fund, as required by the 1940 Act. In addition, we will send you written confirmation of all Contract transactions.

Selecting and Changing the Beneficiary

You select the Beneficiary in your application. You may change the Beneficiary in accordance with the terms of the Contract. If you designate a Beneficiary as irrevocable, then you must obtain the Beneficiary's consent to change the Beneficiary. The Primary Beneficiary is the person entitled to receive the Death Proceeds under the Contract. If the Primary Beneficiary is not living, the Contingent Beneficiary is entitled to receive the Death Proceeds. If both Insureds die and there is no surviving Beneficiary, the Owner will be the Beneficiary.

Simultaneous Death of Beneficiary and the Last Surviving Insured

We will pay death proceeds as though the beneficiary died before the death of the last surviving Insured if:

(1) the beneficiary dies at the same time as or within 15 days of the death of the last surviving Insured; and

(2)  we have not paid the proceeds to the beneficiary within this 15-day period.



Change of Ownership
You may change the ownership of the contract by giving written notice or written request. The change will be effective on the date your request was signed but will have no effect on any payment made or other action taken by us before we receive it. We may require that the contract be submitted for endorsement to show the change.


Assignment

You may assign the Contract in accordance with its terms. In order for any assignment to bind us, it must be in writing and filed at the Home Office. When we receive a signed copy of the assignment, your rights and the interest of any Beneficiary (or any other person) will be subject to the assignment. We assume no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Loan Balance. We will send notices to any assignee we have on record concerning amounts required to be paid during a Grace Period in addition to sending these notices to you.

Reinstatement of Contract

If your Contract lapses, you may reinstate it within two years (or such longer period if required by state law) after lapse. This reinstatement must meet certain conditions, including the payment of the required Premium and proof of insurability. See your Contract for further information.

Optional Riders

The following optional riders are available and may be added to your Contract. We will deduct monthly charges for these optional riders from your Contract Value as part of the Monthly Deduction. All of these riders may not be available in all states.

     Contract Split Option Rider
     Issue Ages: 20-75
     This rider allows you to split the Contract equally (based on Total Sum Insured) into two individual policies, one on the life of each Insured. This split option will be offered without evidence of insurability under the condition that you make the request as the result of either:
     1)   the divorce of the two Insureds; or
     2) as a result of a change in the Unlimited Federal Estate Tax marital deduction or a reduction in the maximum Federal Estate Tax bracket rate to a rate below 25%.

     You must also meet specific other conditions in order to qualify. When you exercise this option, we will terminate the existing Contract. (In Pennsylvania, this option may not be exercised in the event of divorce.)

     The new contracts will be based on the Insureds' Age, sex, and risk class at the time of issue of the original Contract.

     This rider will terminate at the earlier of the death of the first Insured to die or the older Insured's age 80. The rider will also terminate if you elect to keep the Guaranteed Minimum Death Benefit Option in effect after it is determined that funding is not adequate to cover these rider charges. (See "Guaranteed Minimum Death Benefit Option," page 31.)

     The tax consequences of a contract split are uncertain. (See "Tax Treatment of Contract Benefits," page 46). A significant unresolved federal tax issue affecting a Contract is whether the issuance of two individual life insurance contracts in exchange for a survivorship life insurance contract will be treated as a nontaxable exchange. If you are considering a contract split, you should be aware that it is possible that such a contract split may not be treated as a nontaxable exchange, in which case the tax treatment of the Contract could be significantly less favorable than that described in this discussion. In addition, it is not clear whether two individual contracts received in exchange for a survivorship contract in a Contract split transaction will be classified as modified endowment contracts. Before proceeding with a contract split, you should consult a competent tax adviser as to the possible tax consequences of such a split.

     Joint First to Die Term Life Insurance Rider
     Issue Ages: 20-85
     This rider covers the Insureds under the Contract and provides yearly renewable term coverage on the first Insured to die on or before the older Insured's age 100 and while this rider is in force. Coverage amounts may differ between the two Insureds, but the maximum coverage equals to Total Sum Insured and the minimum coverage equals $10,000. You may increase (subject to insurability) or decrease the coverage under this rider. You may also choose at issue a schedule for the coverage to decrease annually. The scheduled decreases may be based on the percentage of the coverage amount ranging up to 25% of the rider coverage amount or may be a flat dollar amount. If this rider is elected, the Guaranteed Minimum Death Benefit Option is not available on the Contract.

     Joint Survivorship Four- Year Term Life Insurance Rider
     Issue Ages: 20-85
     This rider provides renewable one-year level term insurance and expires at the end of the fourth contract anniversary. The term insurance provides a death benefit payable at the death of the last surviving Insured. The minimum coverage is $100,000 and the maximum coverage is equal to the Total Sum Insured. This rider is available at issue only.

     The rider will also terminate if you elect to keep the Guaranteed Minimum Death Benefit Option in effect after it is determined that funding is not adequate to cover these rider charges. (See "Guaranteed Minimum Death Benefit Option," page 31.)

Additional rules and limits apply to these optional riders. Not all such benefits may be available at any time, and optional benefits or riders in addition to those listed above may be made available. Please ask your Kansas City Life agent for further information, or contact the Home Office.

TAX CONSIDERATIONS

Introduction

The following summary provides a general description of the Federal income tax considerations associated with the Contract and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. You should consult counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. We make no representation as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Contract

In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Contract must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied to certain features of the Contract is limited. Nevertheless, we believe it is reasonable to conclude that the Contracts should satisfy the applicable requirements. There is necessarily some uncertainty, however, particularly if you pay the full amount of Premiums permitted under the Contract. If it is subsequently determined that a Contract does not satisfy the applicable requirements, we may take appropriate steps to bring the Contract into compliance with such requirements and we have the right to restrict Contract transactions as necessary in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the Owners have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of an Owner to allocate Premiums and Contract Value, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Variable Account assets, we have the right to modify the Contracts as necessary to prevent an Owner from being treated as the owner of a pro rata share of the assets of the Subaccounts.

In addition, the Code requires that the investments of each of the Subaccounts must be "adequately diversified" in order for the Contract to be treated as a life insurance contract for Federal income tax purposes. It is intended that the Subaccounts, through the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Contract will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Contract Benefits

     In General. We believe that the Death Benefit under a Contract should be excludable from the gross income of the beneficiary.


Generally, the Owner will not be deemed to be in constructive receipt of the Contract Value until there is a distribution. When distributions from a Contract occur, or when loans are taken out from or secured by a Contract, the tax consequences depend on whether the Contract is classified as a "Modified Endowment Contract."


     Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Contracts as to Premiums and benefits, the individual circumstances of each Contract will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of Premiums paid during the first seven Contract years. Certain changes in a Contract after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective Owner should consult with a competent adviser to determine whether a Contract transaction will cause the Contract to be classified as a Modified Endowment Contract.


     Distributions   (Other  Than  Death   Benefits)  from  Modified   Endowment
Contracts. Contracts classified as Modified Endowment Contracts are subject to the following tax rules:

1) All distributions other than Death Benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Owner's investment in the Contract only after all gain has been distributed.

2) Loans taken from or secured by a Contract classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary or designated beneficiary. If the Contract becomes a Modified Endowment Contract, distributions that occur during the Contract year will be taxed as distributions from a Modified Endowment Contract. In addition, distributions from a Contract within two years before it becomes a Modified Endowment Contract will be taxed in this manner. This means that a distribution made from a Contract that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     Distributions (Other Than Death Benefits) From Contracts That Are Not Modified Endowment Contracts. Distributions (other than Death Benefits) from a Contract that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Owner's investment in the Contract and only after the recovery of all investment in the Contract as taxable income. However, certain distributions which must be made in order to enable the Contract to continue to qualify as a life insurance contract for Federal income tax purposes if Contract benefits are reduced during the first 15 Contract years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Contract that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with preferred loans that are outstanding after the first 10 are less clear and you should consult a tax adviser about such loans.

Finally, neither distributions from nor loans from or secured by a Contract that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

     Investment in the Contract. Your investment in the Contract is generally your aggregate Premiums. When a distribution is taken from the Contract, your investment in the Contract is reduced by the amount of the distribution that is tax-free.

     Contract Loans. In general, interest on a Contract loan will not be deductible. If a Contract loan is outstanding when a Contract is canceled or lapses, the amount of the outstanding Loan Balance will be added to the amount distributed and will be taxed accordingly. If a Contract is surrendered or lapses with a Contract loan outstanding, the outstanding Loan Balance will be treated as distributed to the Owner and taxed accordingly. Before taking out a Contract loan, you should consult a tax adviser as to the tax consequences.

     Multiple Contracts. All Modified Endowment Contracts that are issued by Kansas City Life (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

     Continuation of the Contract Beyond Age 100. The tax consequences of continuing the Contract beyond the younger Insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Contract in force beyond the younger Insured's 100th year.

     Business Uses of the Contracts. The Contracts can be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such arrangements may vary depending on the particular facts and circumstances. If you are purchasing the Contract for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Contract or a change in an existing Contract should consult a tax adviser.

     Other Tax Considerations. The transfer of the Contract or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Contract to, or the designation as a Beneficiary of, or the payment of Proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Contract Proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

     New Guidance on Split Dollar Plans. The IRS has recently issued guidance on split dollar insurance plans. A tax advisor should be consulted with respect to this new guidance if you have purchased or are considering the purchase of a Contract for a split dollar insurance plan.

     Alternative Minimum Tax. There may also be an indirect tax upon the income in the Contract or the proceeds of a Contract under the Federal corporate alternative minimum tax, if the owner is subject to that tax.


Our Income Taxes

At the present time, we make no charge for any Federal, state or local taxes (other than the Premium expense charge) that we incur that may be attributable to the Subaccounts or to the Contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that we determine is attributable to the Subaccounts or the Contracts.

Under current laws in several states, we may incur state and local taxes (in addition to Premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

OTHER INFORMATION ABOUT THE CONTRACTS AND KANSAS CITY LIFE

Sale of the Contracts

The Contracts will be offered to the public on a continuous basis, and we do not plan to discontinue the offering of the Contracts. However, we have the right to do so. Applications for Contracts are solicited by agents appointed by us who are licensed by applicable state insurance authorities to sell our variable life contracts. They are generally registered representatives of Sunset Financial Services, Inc. ("Sunset Financial"), one of our wholly-owned subsidiaries. They are registered with the National Association of Securities Dealers, Inc. ("NASD") and with the states in which they do business. It is also possible that these agents are instead registered representatives of broker-dealers who have entered into written sales agreements with Sunset Financial. Sunset Financial is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the NASD.

Sunset Financial acts as the Principal Underwriter, as defined in the 1940 Act, of the Contracts for the Variable Account as described in an Underwriting Agreement between Kansas City Life and Sunset Financial. Sunset Financial is not obligated to sell any specific number of Contracts. Sunset Financial's principal business address is P.O. Box 219365, Kansas City, Missouri 64121-9365.

Sunset Financial may pay registered representatives commissions on a Contract they sell based on Premiums paid in amounts up to 50% of Premiums paid during the first Contract Year and up to 2% of Premiums paid after the first Contract Year. In certain circumstances Sunset Financial may pay additional commissions, other allowances and overrides. Compensation may also be paid in the overrides form of non-cash compensation subject to applicable regulatory requirements.

Sunset Financial does not retain any override as distributor for the Contracts. However, Sunset Financial's operating and other expenses are paid for by Kansas City Life. Also, Sunset Financial receives 12b-1 fees from Franklin Templeton.

Because registered representatives of Sunset Financial are also agents of Kansas City Life, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that Kansas City Life offers, such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

When Contracts are sold through other broker-dealers that have entered into selling agreements with us, the commission which will be paid by such broker-dealers to their representatives will be in accordance with their established rules. The commission rates may be more or less than those set forth above for Kansas City Life's representatives. Selling firms may retain a portion of commissions. In addition, their qualified registered representatives may be reimbursed by the broker-dealers under expense reimbursement allowance programs in any year for approved expenses. We will compensate the broker-dealers as provided in the selling agreements, and Sunset Financial Services, Inc. will reimburse Kansas City Life for such amounts and for certain other direct expenses in connection with marketing the Contracts through other broker-dealers.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the policy owners or the Variable Account.

Telephone, Facsimile and Electronic Mail Authorizations

You may request the following transactions by telephone, facsimile or electronic mail if you provided proper authorization to us:
o    transfer of Contract Value;
o    change in Premium allocation;
o    change in dollar cost averaging;
o    change in portfolio rebalancing; or
o    Contract loan

We may suspend these privileges at any time if we decide that such suspension is in the best interests of Contract Owners.

We will employ reasonable procedures to confirm that instructions communicated to us are genuine. If we follow those procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions.

The procedures we will follow for telephone privileges include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

We accept written requests transmitted by facsimile, but reserve the right to require you to send us the original written request.

Electronic mail requests that are received before 3:00 CST at "customerservice@kclife.com" will be processed on the applicable Valuation Day. If an incomplete request is received, we will notify you as soon as possible by return e-mail. Your request will be honored as of the Valuation Day when all required information is received.

Telephone, facsimile and electronic mail systems may not always be available. Any telephone, facsimile or electronic mail system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Home Office.

Kansas City Life Directors and Executive Officers

The following table sets forth the name, address and principal occupations during the past five years of each of Kansas City Life's directors and executive officers.

Name and Principal
Business Address *                       Principal Occupation During Past Five
Joseph R. Bixby                          Director, Kansas City Life; Chairman of the Board since 1972.   Director of Sunset Life
                                         and Old American Insurance Company, subsidiaries of Kansas City Life.  Chairman of the
                                         Board of Sunset Life and Old American since October, 1999.

R. Philip Bixby                          Director, Kansas City Life; President and CEO since April, 1998; Vice Chairman of the
                                         Board since January, 2000; Elected Senior Vice President, Operations in 1990; Executive
                                         Vice President in 1996 and President and CEO in April, 1998.   Primarily responsible for
                                         the operation of the Company.  Director of Sunset Life and Old American, subsidiaries of
                                         Kansas City Life.  President of Sunset Life, subsidiary of Kansas City Life, since June,
                                         1999.

Walter E. Bixby                          Director, Kansas City Life; Director and President of Old American Insurance Company, a
                                         subsidiary of Kansas City Life. Director of Sunset Life, a subsidiary of Kansas City Life.

Charles R. Duffy Jr.                     Elected Vice President, Insurance Administration in November, 1989; Senior Vice
                                         President, Operations since 1996; responsible for Computer Information Systems, Customer
                                         Services, Claims, Agency Administration, New Business and Underwriting.  Director of
                                         Sunset Life and Old American, subsidiaries of Kansas City Life.

Richard L. Finn                          Director, Kansas City Life; Senior Vice President, Finance, since 1984; Chief Financial
                                         Officer and responsible for investment of Kansas City Life's funds, accounting and taxes.  Director, Vice President and Chief Financial Officer of Old American and Director
                                         and Treasurer of Sunset Life, subsidiaries of Kansas City Life.

Jack D. Hayes                            Director, Kansas City Life; Elected Senior Vice President-Emeritus, Marketing since
                                         February, 1994; responsible for Marketing, Marketing Administration, Communications and
                                         Public Relations.

C. John Malacarne                        Director, Kansas City Life; Senior Vice President, General Counsel and Secretary since
                                         1991. Responsible for Legal Department, Office of the Secretary, Stock Transfer
                                         Department and Market Compliance.  Director and Secretary of Sunset Life and Old
                                         American, subsidiaries of Kansas City Life.

Robert C. Miller                         Senior Vice President, Administrative Services, since 1991.  Responsible for Human
                                         Resources and Home Office building and maintenance.

Webb R. Gilmore                          Director, Kansas City Life since 1990; Partner - Gilmore and Bell.

Nancy Bixby Hudson                       Director, Kansas City Life since 1996; Investor.

Warren J. Hunzicker, M.D.                Director, Kansas City Life since 1989.

Daryl D. Jensen                          Director, Kansas City Life; Vice Chairman of the Board and Retired President, Sunset Life
                                         Insurance Company of America, a subsidiary of Kansas City Life, since 1975.

Michael J. Ross                          Director, Kansas City Life since 1972; President and Chairman of the Board, Jefferson
                                         Bank and Trust Company, St. Louis, Missouri, since 1971.

Elizabeth T. Solberg                     Director, Kansas City Life since 1997; Executive Vice President and Senior Partner,
                                         Fleishman-Hilliard, Inc. since 1984.

Larry Winn Jr.                           Director, Kansas City Life since 1985; Retired as the Kansas Third District
                                         Representative to the U.S. Congress.

John K. Koetting                         Vice President and Controller since 1980; chief accounting officer; responsible for all corporate accounting reports.  Director of Old American, a subsidiary of Kansas City Life.

Mark A. Milton                           Senior Vice President and Actuary since January, 2001; Elected Vice President and
                                         Associate Actuary in 1989. Responsible for Actuarial, State Compliance and  Group.
                                         Director of Sunset Life, a subsidiary of Kansas City Life.

Bruce W. Gordon                          Senior Vice President, Marketing, since July 2001; responsible for Marketing, Marketing
                                         Adminstration, Communications and Public Relations.  Executive Vice President and
                                         Director of Sunset Life, a subsidiary of Kansas City Life.



       * The principal business address of all the persons listed above is 3520 Broadway, Kansas City, Missouri 64111-2565.

State Regulation

We are regulated by the Department of Insurance of the State of Missouri, which periodically examines our financial condition and operations. We are also subject to the insurance laws and regulations of all jurisdictions where we do business.

Additional Information

We have filed a registration statement under the Securities Act of 1933 with the SEC relating to the offering described in this prospectus. This Prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

Experts

The consolidated financial statements and schedules of Kansas City Life Insurance Company as of December 31, 2000 and for the year then ended, and the statement of net assets of the Variable Account at December 31, 2000 and the related statements of operations and changes in net assets for the year then ended, have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


Ernst & Young LLP, independent auditors has audited the following reports included in this prospectus:
o    consolidated balance sheet for Kansas City Life at December 31, 1999;
o related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998;
o statements of operations and changes in net assets of the Variable Account for the year ended December 31, 1999.
o The Independent Auditor's reports is also included in this Prospectus and is provided in reliance upon these reports.

Mark A. Milton, Senior Vice President and Actuary of Kansas City Life has examined actuarial matters in this Prospectus.

Litigation

We and our affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or Kansas City Life.

Company Holidays

We are closed on the following holidays: New Year's Day, President's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. We will recognize holidays that fall on a Saturday on the previous Friday. We will recognize holidays that fall on a Sunday on the following Monday. On these holidays, there will be no valuation.

Legal Matters

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws. C. John Malacarne, General Counsel of Kansas City Life has passed on matters of Missouri law pertaining to the Contracts, including our right to issue the Contracts and our qualification to do so under applicable laws and regulations.

Financial Statements

Kansas City Life's financial statements included in this Prospectus should be distinguished from financial statements of the Variable Account. You should consider Kansas City Life's financial statements only as an indication of Kansas City Life's ability to meet its obligations under the Contracts. You should not consider them as having an effect on the investment performance of the assets held in the Variable Account. The following financial statements for the Variable Account are also included in the Prospectus:
o    statement of net assets of the Variable Account at December 31, 2000, and
o related statement of operations and changes in net assets for the periods ended December 31, 2000 and 1999.






                                   Appendix A


         Surrender Charge Percentages of Initial Surrender Charge Factor




------------------------------------------------------------------------------------------------------------------------------------
Surrender Charge Percentages of Initial Surrender Charge Factors End of Policy Year
------------------------------------------------------------------------------------------------------------------------------------
Do not grade between Years 15-16
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                          Ages-------->
------------------------------------------------------------------------------------------------------------------------------------
                 Year        0-15        16-45        46-50       51-55       56-60        61-65       66-70        71+
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                   1              50%          45%         50%         65%          75%         85%         95%         100%
------------------------------------------------------------------------------------------------------------------------------------
                   2              75%          73%         75%         83%          88%         93%         98%         100%
------------------------------------------------------------------------------------------------------------------------------------
                   3             100%         100%        100%        100%         100%        100%        100%         100%
------------------------------------------------------------------------------------------------------------------------------------
                   4             100%         100%        100%        100%         100%        100%        100%         100%
------------------------------------------------------------------------------------------------------------------------------------
                   5             100%         100%        100%        100%         100%        100%        100%         100%
------------------------------------------------------------------------------------------------------------------------------------
                   6              90%          90%         90%         90%          90%         90%         90%          90%
------------------------------------------------------------------------------------------------------------------------------------
                   7              80%          80%         80%         80%          80%         80%         80%          80%
------------------------------------------------------------------------------------------------------------------------------------
                   8              70%          70%         70%         70%          70%         70%         70%          70%
------------------------------------------------------------------------------------------------------------------------------------
                   9              60%          60%         60%         60%          60%         60%         60%          60%
------------------------------------------------------------------------------------------------------------------------------------
                  10              50%          50%         50%         50%          50%         50%         50%          50%
------------------------------------------------------------------------------------------------------------------------------------
                  11              40%          40%         40%         40%          40%         40%         40%          40%
------------------------------------------------------------------------------------------------------------------------------------
                  12              32%          32%         32%         32%          32%         32%         32%          32%
------------------------------------------------------------------------------------------------------------------------------------
                  13              24%          24%         24%         24%          24%         24%         24%          24%
------------------------------------------------------------------------------------------------------------------------------------
                  14              16%          16%         16%         16%          16%         16%         16%          16%
------------------------------------------------------------------------------------------------------------------------------------
                  15               8%           8%          8%          8%           8%          8%          8%           8%
------------------------------------------------------------------------------------------------------------------------------------
                  16+              0%           0%          0%          0%           0%          0%          0%           0%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

PART II  OTHER INFORMATION


                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

     The By-Laws of Kansas City Life  Insurance  Company  provide,  in part,  in
Article XII:

     1. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that he or she is or was a Director, Officer or employee of the Company, or is or was serving at the request of the Company as a Director, Officer or employee of another company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     2. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the company to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer or employee of the company, or is or was serving at the request of the company as a director, officer or employee of another company, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the company unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Missouri law authorizes Missouri corporations to provide indemnification to directors, officers and other persons.

     Kansas City Life owns a directors and officers liability insurance policy covering liabilities that directors and officers of Kansas City Life and its subsidiaries and affiliates may incur in acting as directors and officers.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION RELATING TO FEES AND CHARGES

Kansas City Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Kansas City Life Insurance Company.


                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents: The facing sheet.
     The prospectus consisting of 47 pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     Representations relating to fees and charges.
     The signatures.
     Written consents of the following persons:
      (a) C. John Malacarne, Esq.
      (b) Mark A. Milton, Senior Vice President and Actuary

     The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

1.A. (1) Resolutions of the Board of Directors of Kansas City Life Insurance Company establishing the Kansas City Life Variable Life Separate Account.1
     (2) Not applicable.
     (3)  Distributing Contracts:
          (a) Distribution Agreement between Kansas City Life Insurance Company and Sunset Financial Services, Inc.1
          (b) Not applicable.
          (c) Schedule of Sales Commissions. 7
     (4)  Not applicable.
     (5)  (a) Specimen Contract Form.
          (b) Contract Split Option Rider.3
          (c) Joint First to Die Term Life Insurance Rider.3

          (d) Joint Survivorship Four-Year Term Life Insurance Rider.3

     (6) (a) Articles of Incorporation of Bankers Life Association of Kansas City.1

          (b) Restated Articles of Incorporation of Kansas City Life Insurance Company.1

          (c) By-Laws of Kansas City Life Insurance Company.1

     (7) Not applicable.

     (8) (a) Agreement between Kansas City Life Insurance Company, MFS Variable Insurance Trust, and Massachusetts Financial Services Company.1

          (b)  Agreement  between  Kansas  City  Life  Insurance  Company,   TCI
               Portfolios, Inc. and Investors Research Corporation.1

          (c) Agreement between Kansas City Life Insurance Company, Insurance Management Series, and Federated Securities Corp.1

          (d) Agreement between Kansas City Life Insurance Company and each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., and Dreyfus Life and Annuity Index Fund, Inc.3

          (e) Agreement between Kansas City Life Insurance Company and J.P. Morgan Series Trust II. 4

          (f) Amended and Restated Agreement between Kansas City Life Insurance Company and each of Calamos Insurance Trust, Calamos Asset Management, Inc. and Calamos Financial Services, Inc.5

          (g) Form of Participation Agreement between Kansas City Life Insurance Company and each of Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. 6

          (h) Amendment to Participation Agreement between Kansas City Life Insurance Company and each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc.
               (d/b/a Drefus Stock Index Fund). 4

          (i) Agreement between Kansas City Life Insurance Company, Insurance Management Series, and Federated Securities Corp. 6

          (j) Form of Participation Agreement by and among AIM Variable Insurance Funds, Inc. AIM Distributors, Inc. and Kansas City Life Insurance Company. 6

          (k)  Form  of  Participation   Agreement   between  Kansas  City  Life
               Insurance   Company  and  Seligman   Portfolios,   Inc.  Seligman
               Advisors, Inc. 6



     (9)  Not Applicable.
     (10) Application Form.1
     (11) Memorandum describing issuance, transfer, and redemption procedures.

B.   Not applicable.

C. Not applicable.

2. Opinion and consent of C. John Malacarne, Esq., as to the legality of the securities being registered. 7
3.   Not applicable.
4.   Not applicable.
5.   Not applicable.
6. Opinion and Consent of Mark A. Milton, Vice President and Actuary, as to actuarial matters pertaining to the securities being registered.7
7.   (a)  Consent of Ernst & Young LLP.7
     (b)  Consent of Sutherland, Asbill & Brennan LLP.7
     (c)  Consent of C. John Malacarne. See Exhibit 2.
     (d)  Consent of KPMG LLP.7

----------------------

1 Incorporated herein by reference to the Form S-6 Registration Statement (File No. 033-95354) for Kansas City Life Variable Life Separate Account filed on August 2, 1995.

2 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration statement (File No. 033-89984) for Kansas City Life Variable Annuity Separate Account filed on August 25, 1995.

3 Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement (File No. 333-25443) for Kansas City Variable Life Separate Account filed on July 15, 1997

4 Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement (File No. 33-95354) for Kansas City Variable Life Separate Account filed on April 19, 1999.

5 Incorporated herein by reference to Post-Effective Amendment No. 2 to the Form S-6 Registration Statement (File No. 333-25443) for Kansas City Life Variable Life Separate Account filed on April 29, 1999.

6 Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form N-4 Registration Statement (File No. 33-89984) for Kansas City Life Variable Annuity Separate Account field on August 28, 2000.

7    To be filed by pre-effective amendment.


                               SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Kansas City Life Variable Life Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Kansas City and the State of Missouri on the 12th day of September 2001.

                                             Kansas City Life Variable Life
                                             Separate Account
                                             _____________________________
                                             Registrant
(SEAL)

                                            Kansas City Life Insurance Company
                                            ______________________________

                                            Depositor


Attest: /s/ C. John Malacarne               By: /s/ R. Philip Bixby
         C. John Malacarne                  R. Philip Bixby, President, CEO, and
                                            Vice Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                 Title                        Date

/s/ R. Philip Bixby       President, CEO, Vice Chairman     September 12, 2001
R. Philip Bixby           of the Board

/s/ Richard L. Finn       Senior Vice President, Finance    September 12, 2001
Richard L. Finn           and Director
                          (Principal Financial Officer)

/s/John K. Koetting       Vice President and Controller     September 12, 2001
John K. Koetting          (Principal Accounting Officer)

/s/ J. R. Bixby           Chairman of the Board and
J. R. Bixby               Director                          September 12, 2001

/s/ Walter E. Bixby       Director                          September 12, 2001
W. E. Bixby

/s/ Daryl D. Jensen       Director                          September 12, 2001
Daryl D. Jensen

/s/ C. John Malacarne     Director                          September 12, 2001
C.  John Malacarne

                          Director                          September 12, 2001
Jack D. Hayes

                          Director                          September 12, 2001
Webb R. Gilmore

/s/ Warren J. Hunzicker, M.D.  Director                     September 12, 2001
Warren J. Hunzicker, M.D.

                          Director                          September 12, 2001
Michael J. Ross

                          Director                          September 12, 2001
Elizabeth T. Solberg

                          Director                          September 12, 2001
E.  Larry Winn Jr.

/s/ Nancy Bixby Hudson    Director                          September 12, 2001
Nancy Bixby Hudson

                          Director                          September 12, 2001
William R. Blessing

                          Director                          September 12, 2001
Cecil R. Miller


                              Exhibit Index
List
Page

1.A.(5)(a)      Speciman Contract Form

Flexible   Premium   Variable    Survivorship   Life   Insurance    Contract   -
Nonparticipating


Adjustable death benefit. Death proceeds payable at death of the last surviving Insured. Flexible premiums payable until the death of the last surviving Insured.

The amount and duration of the death benefit may increase or decrease as described in this contract, depending on the investment experience of the subaccounts. The contract may provide a Guaranteed Minimum Death Benefit Option, if elected at issue.

The contract value of this contract may increase or decrease daily depending on the investment experience of the subaccounts. There is no guaranteed minimum contract value.

Kansas City Life Insurance Company will pay the proceeds of this contract according to the provisions on this and the following pages, all of which are part of this contract. This contract is a legal contract between you and Kansas City Life Insurance Company. READ YOUR CONTRACT CAREFULLY.

Signed for Kansas City Life Insurance Company, a stock company, at its Home Office, 3520 Broadway, PO Box 219139, Kansas City, MO 64121-9139.

     /s/C. John Malacarne                              /s/R. Philip Bixby
           Secretary                                         President

10-Day Right to Examine Policy

Please examine this contract carefully. If you are not satisfied, you may return the contract to us or your agent within 10 days of its receipt. If returned, the contract will be void from the beginning and any premium paid will be refunded.

Insured
         John Doe
Policy Number
         123456789
Agency
         0123



GUIDE TO CONTRACT PROVISIONS

                                                                            Page
Section     1:    Contract Data................................................3
Section     2:    Definition of Certain Terms...............................  10
Section     3:    Proceeds....................................................11
Section     4:    Premium and Reinstatement Provisions........................12
Section     5:    Contract Change Provisions..................................14
Section     6:    Contract Values.............................................15
Section     7:    Loans.......................................................17
Section     8:    Other Contract Provisions...................................18

                  8.1   Contract
                  8.2   Incontestability
                  8.3   Suicide
                  8.4   Age and Sex
                  8.5   Termination of Coverage
                  8.6   Modifications
                  8.7   Nonparticipating
                  8.8   Annual Report

Section     9:    Control of Contract.........................................19
Section    10:    The Variable Account........................................20
Section    11:    Transfers...................................................21
Section    12:    Payment of Proceeds.........................................21

A copy of the original application and any additional benefits provided by rider or endorsement follow page 24.





Features of Your Survivorship Variable Universal Life Insurance Contract

Your survivorship variable universal life insurance contract provides for flexible premium payments and an adjustable death benefit. The contract values are affected by such things as the investment experience of the subaccounts, the amount of your premium payments, monthly contract charges and the monthly interest credited to your fixed account values.

Some aspects of your survivorship variable universal life insurance contract are guaranteed, including the maximum cost of insurance charges. Other aspects of your contract, such as the investment experience of the subaccounts, the current interest rate on the fixed account and current cost of insurance charges, are not guaranteed. Fluctuations in the non-guaranteed elements of your contract will affect the contract values and premium payments necessary to keep your contract in force.

Contract loans and partial surrenders may adversely affect the amount of death benefit, contract values and premium payments necessary to keep your contract in force.






SECTION 1: CONTRACT DATA



BENEFICIARY

     As stated in the application or in the last beneficiary designation filed with us.


OWNER

     As stated in the application or in the last ownership designation filed with us.


INSUREDS' ISSUE AGE and SEX
    Jane Doe, age 35, Female
    John Doe, age 35, Male


RISK CLASSIFICATION
    Jane Doe - Standard Non-tobacco
    John Doe - Standard Non-tobacco


MINIMUM TOTAL SUM INSURED
    $200,000


TOTAL SUM INSURED
    Specified Amount                  $1,000,000



GUARANTEED MONTHLY PREMIUM DURING
GUARANTEED PAYMENT PERIOD
    $391.54*


GUARANTEED PAYMENT PERIOD
    First three years following the contract date.


FIXED ACCOUNT GUARANTEED INTEREST RATE
    4%


LOAN INTEREST RATE
    6%


* This amount will change if you add any additional benefits provided by riders.



                  CONTRACT NUMBER
                      9999999


                  INSUREDS
                     Jane Doe
                     John Doe


                  CONTRACT DATE
                      August 01, 2001


                  AGENCY
                      0001





SECTION 1: CONTRACT DATA (CONTINUED)                  DATE PREPARED:  08/01/2001

              INSUREDS                                CONTRACT NUMBER
                Jane Doe                                9999999
                John Doe



PLANNED PREMIUM:  $4,698.45 Annually

GUARANTEED MINIMUM DEATH BENEFIT OPTION PREMIUM:  $443.74  Monthly


FORM NO.                              BENEFIT DESCRIPTION

J158 Coverage Option L: Death benefit equals: (1) the Total Sum Insured on the date of death of the last surviving Insured; plus
               (2) an amount calculated on the last contract anniversary equal to the contract value multiplied by the applicable Option L death benefit percentage in Table Two as shown in Section 1, Contract Data, less the Total Sum Insured. (Effective: August 01, 2001)




SECTION 1: CONTRACT DATA (CONTINUED)                  DATE PREPARED:  08/01/2001

              INSUREDS                                CONTRACT NUMBER
                Jane Doe                                9999999
                John Doe

PREMIUM EXPENSE CHARGES - DEDUCTIONS FROM PREMIUM PAYMENTS

     6% sales charge deducted from each premium payment

     2.25% premium tax deducted from each premium payment


MONTHLY DEDUCTION FROM CONTRACT VALUE

     Monthly Expense Charges

         Current Expense Charge
               [$7.50] per month in all contract years. In addition, on a current basis, [$0.09] per $1,000 of specified amount per month for policy years [1-10]. No charge on a current basis beginning in the [11th]contract year.

         Guaranteed Expense Charge
               $7.50 per month in all contract years. In addition, on a guaranteed basis, $0.35 per $1,000 of specified amount per month for all contract years.

     Monthly Cost of Insurance
          Deducted each month for all contract years; see Table One on page 7.

     Guaranteed Minimum Death Benefit Option Charge
         Current
         [$.01] per 1000 of Specified Amount per month in years 11+.

         Guaranteed
         $.03 per 1000 of Specified Amount per month in years 11+.





PARTIAL SURRENDER FEE
     The partial surrender fee is the lesser of: (a) 2% of the amount surrendered; or (b) $25.00.

MORTALITY AND EXPENSE RISK CHARGE
     The current and guaranteed mortality and expense risk charge is .625% (on an annual basis) of the average daily net assets of the variable account.




SECTION 1: CONTRACT DATA (CONTINUED)                  DATE PREPARED:  08/01/2001





SURRENDER CHARGE

                                             Table of Surrender Charges


                                           Contract         Amount at End
                                             Year               of Year

                                              0-1             $13,833.36
                                               2              $12,035.02
                                               3              $10,928.35
                                               4               $9,683.35
                                               5               $8,300.02
                                               6               $6,916.68
                                               7               $5,533.34
                                               8               $4,150.01
                                               9               $2,766.67
                                              10               $1,383.34
                                              11+                  $0.00

There will not be a surrender charge after the end of the 10th contract year. We will not adjust the surrender charge if the total sum insured changes.

The surrender charges listed above are applicable at the end of each contract year. After the first contract year the surrender charge between years will be pro-rated. The charge for the entire first contract year will be level.





SECTION 1: CONTRACT DATA (CONTINUED)                  DATE PREPARED:  08/01/2001

              INSUREDS                                CONTRACT NUMBER
                Jane Doe                                9999999
                John Doe


MONTHLY COST OF INSURANCE RATES

We base the monthly cost of insurance rates used in calculating the cost of insurance on each monthly anniversary day on each Insured's age, number of completed contract years, sex, and risk class.

We will determine the cost of insurance rates used based on our expectations as to future mortality experience. Any change in the current cost of insurance rates are on a uniform basis for Insureds of the same age, sex and risk class whose contracts have been in force the same length of time. We will never increase the current cost of insurance rates to recover losses incurred, or decrease the current cost of insurance rates to distribute gains realized by us prior to the change.

The cost of insurance rates used will not exceed those shown in the tables below. We will base the rates for Tobacco User Risk Class on the 1980 Commissioners Standard Ordinary Smoker Mortality Table, age last birthday. We will base the rates for Non-tobacco User Risk Class on the 1980 Commissioners Standard Ordinary Nonsmoker Mortality Table, age last birthday. We will adjust the guaranteed maximum cost of insurance rates for special risk classes appropriately and reflect them in Table One below.


                                                         Table One
                                     Guaranteed Monthly Cost of Insurance Rates per $1,000

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
   Contract Year            Rate           Contract Year           Rate           Contract Year           Rate
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         1                   $.00022             23                 $.11209             45                $4.27485
         2                   $.00070             24                 $.13177             46                $4.93039
         3                   $.00129             25                 $.15499             47                $5.68596
         4                   $.00199             26                 $.18262             48                $6.55862
         5                   $.00284             27                 $.21593             49                $7.54960
         6                   $.00387             28                 $.25694             50                $8.64926
         7                   $.00512             29                 $.30738             51                $9.84252
         8                   $.00658             30                 $.36776             52               $11.11673
         9                   $.00830             31                 $.43876             53               $12.46043
         10                  $.01030             32                 $.52066             54               $13.86761
         11                  $.01269             33                 $.61386             55               $15.34597
         12                  $.01548             34                 $.72013             56               $16.90553
         13                  $.01875             35                 $.84393             57               $18.57708
         14                  $.02257             36                 $.99117             58               $20.41868
         15                  $.02708             37                 $1.16945            59               $22.56727
         16                  $.03245             38                 $1.38762            60               $25.33395
         17                  $.03886             39                 $1.65191            61               $29.33313
         18                  $.04663             40                 $1.96470            62               $35.77192
         19                  $.05598             41                 $2.32637            63               $46.89109
         20                  $.06696             42                 $2.73577            64               $66.10462
         21                  $.07997             43                 $3.19270            65               $90.91184
         22                  $.09501             44                 $3.70153
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

The rates in the table above show the guaranteed monthly cost of insurance rates from the first contract year to the contract year in which the youngest Insured is age 100.


SECTION 1: CONTRACT DATA (CONTINUED)                  DATE PREPARED:  08/01/2001

              INSUREDS                                CONTRACT NUMBER
                Jane Doe                                9999999
                John Doe

                                                         Table Two
                                             Corridor Percentages and Option L
                                                 Death Benefit Percentages

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
                                              Option L                                                  Option L
      Contract            Corridor         Death Benefit         Contract            Corridor         Death Benefit
        Year             Percentages        Percentages            Year            Percentages         Percentage
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         1                  637%               3300%                34                 185%               311%
         2                  612%               3056%                35                 179%               293%
         3                  589%               2830%                36                 174%               277%
         4                  566%               2622%                37                 169%               261%
         5                  544%               2429%                38                 164%               247%
         6                  523%               2251%                39                 159%               234%
         7                  503%               2086%                40                 155%               223%
         8                  484%               1934%                41                 150%               212%
         9                  466%               1793%                42                 147%               202%
         10                 448%               1663%                43                 143%               193%
         11                 431%               1543%                44                 140%               185%
         12                 415%               1431%                45                 137%               178%
         13                 399%               1329%                46                 134%               171%
         14                 384%               1233%                47                 131%               165%
         15                 369%               1145%                48                 129%               159%
         16                 355%               1064%                49                 126%               154%
         17                 342%                989%                50                 124%               149%
         18                 329%                919%                51                 122%               145%
         19                 317%                855%                52                 121%               142%
         20                 305%                795%                53                 119%               138%
         21                 294%                740%                54                 118%               135%
         22                 283%                690%                55                 116%               132%
         23                 273%                643%                56                 115%               130%
         24                 263%                599%                57                 114%               127%
         25                 253%                559%                58                 112%               124%
         26                 244%                522%                59                 111%               122%
         27                 236%                488%                60                 110%               119%
         28                 227%                456%                61                 108%               116%
         29                 219%                427%                62                 107%               114%
         30                 212%                400%                63                 106%               111%
         31                 205%                375%                64                 104%               108%
         32                 198%                352%                65                 103%               105%
         33                 191%                331%                66                 100%               100%
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

The percentages in the table above are shown from the first contract year to the contract year in which the youngest Insured is age 100.





SECTION 1: CONTRACT DATA (CONTINUED)                   DATE PREPARED: 08/01/2001


              INSUREDS                                 CONTRACT NUMBER
                Jane Doe                                 9999999
                John Doe


Investment Options

[ KCL Fixed Account

Subaccounts that invest in the Kansas City Life Variable Life Separate Account:

               MFS Emerging Growth Series
               MFS Research Series
               MFS Total Return Series
               MFS Utilities Series
               MFS Global Governments Series
               MFS Bond Series
               American Century VP Capital Appreciation
               American Century VP Income & Growth
               American Century VP International
               American Century VP Value
               Federated American Leaders Fund II
               Federated High Income Bond Fund II
               Federated International Small Company Fund II
               *Federated Prime Money Fund II
               Dreyfus Appreciation Portfolio
               Dreyfus Small Cap Portfolio
               Dreyfus Stock Index Fund
               The Dreyfus Socially Responsible Growth Fund, Inc.
               J P Morgan U.S. Disciplined Equity Portfolio
               J P Morgan Small Company Portfolio
               Franklin Real Estate Fund (Class 2)
               Franklin Small Cap Fund (Class 2)
               Templeton Developing Markets Securities Fund (Class 2) Templeton International Securities Fund (Class 2)
               Calamos Convertible Portfolio
               AIM V.I. Dent Demographic Trends Fund
               AIM V.I. New Technology Fund
               AIM V.I. Value Fund
               Seligman Capital Portfolio (Class 2)
               Seligman Communications and Information Portfolio (Class 2)



*The Federated Prime Money Fund II subaccount is referred to in this contract as the money market subaccount.]



Section 2: Definition of Certain Terms

The following are key terms used in this contract and are important in describing it. Please refer back to these definitions as you read the contract.

2.1  Accumulation Unit
An accounting unit used to calculate the variable account value. It is a measure of the net investment results of each of the subaccounts.

2.2  Additional Insurance Amount
An amount of insurance coverage under the contract which is not part of the specified amount.

2.3  Age
The age of each Insured on their last birthday as of each contract anniversary.

2.4  Allocation Date
The date on which the initial net premium is allocated to the money market subaccount. This date is the later of the date when all requirements are met and your application is approved, or the date the initial premium is received at the Home Office.

2.5  Beneficiary
The beneficiary is the person you have designated in the application (or in the last beneficiary designation filed with us) to receive any proceeds payable under this contract at the death of the last surviving Insured.

2.6  Cash Surrender Value
Equals the contract value at the time of surrender less applicable surrender charges, and less any loan balance.

2.7  Contract Anniversary
The same day and month as the contract date each year that this contract remains in force.

2.8  Contract Date
The date from which we compute contract months, years and anniversaries.

2.9  Contract Value
The sum of the variable account value and the fixed account value (including the loan account value). These values are described in more detail in Section 6, Contract Values.

2.10 Contract Year
A period of twelve months starting with the contract date and each contract anniversary thereafter.

2.11 Cost of Insurance
The charge we make for providing pure insurance protection using the current cost of insurance rates for this contract. It does not include the cost of any additional benefits provided by riders.

2.12 Coverage Options
The coverage option selected determines the amount of death proceeds payable. Three coverage options (A, B or L) are available. These options are described in
Section 3.2, Death Proceeds.

2.13 Fixed Account
An account that is part of our general account. The investment performance of the variable account has no impact on the fixed account.

2.14 Fixed Account Value
The contract value in the fixed account.

2.15 Guaranteed Monthly Premium
The amount required to keep the policy in force during the guaranteed payment period. This amount assumes that you do not make any policy loans or partial surrenders.

2.16 Insureds
The two persons whose lives are insured under this contract.

2.17 Monthly Anniversary Day
The day of each month when we make the monthly deduction for this contract. It is the same day of each month as the contract date (or the last day of the month for those months not having such a day).

2.18 Monthly Deduction
The amount we deduct on the monthly anniversary day from the contract value to pay the deductions from contract value as shown in Section 1, Contract Data.

2.19 Mortality and Expense Risk Charge
A charge we deduct from the assets of the subaccounts to compensate us for the mortality and expense risks for this contract. We show this charge in Section 1, Contract Data.

2.20 Net Investment Factor
The ratio of the subaccount performance of the current valuation day to the immediately prior valuation day. The subaccount performance includes gains or losses in the subaccounts, dividends paid, any capital gains or losses, any taxes, and mortality and expense risk charges.

2.21 Net Premium
The premium payment minus the applicable premium expense charges.

2.22 Non-tobacco User
A rate class that defines an Insured who does not use tobacco products in any form during the time period as defined in our underwriting guidelines.

2.23 Owner
The person entitled to exercise all rights and privileges provided in this contract.

2.24 Planned Premium
The amount and frequency of premium payments you elected to pay in your last application. This is only an indication of your preference of future premium payments. You may change the amount and frequency of premium payments at any time. Section 4.10, Grace Period for Contract, describes the amount of premium required to keep your contract in force. Section 4.6, Guaranteed Minimum Death Benefit Option Premium Requirement, describes the amount of premium required to keep the guaranteed minimum death benefit option in force.

2.25 Premium Expense Charges
The  amounts we deduct  from each  premium  payment.  We show  these  charges in
Section 1, Contract Data.

2.26 Proceeds
The total amount we are obligated to pay under the terms of this contract.

2.27 Reallocation Date
The date the contract value in the money market subaccount is allocated to the subaccounts and to the fixed account based on the net premium payment allocation percentages specified in the application. The reallocation date is 30 days after the allocation date.

2.28 Specified Amount
The total sum insured less any additional insurance amount provided under this contract. The actual death benefit will depend upon the coverage option in effect at the time of death of the last surviving Insured.

2.29 Subaccounts
The division of accounts making up the variable account. The assets of each subaccount are invested in a corresponding portfolio of a designated mutual fund.

2.30 Tobacco User
A rate class that defines an Insured who uses tobacco products during the time period as defined in our underwriting guidelines.

2.31 Total Sum Insured
The total sum insured equals the sum of the specified amount and any additional insurance amount provided under this contract. This amount does not include any additional benefits provided by riders.

2.32 Valuation Day
Each day the New York Stock Exchange is open for business.

2.33 Valuation Period
The interval of time commencing at the close of business one valuation day and ending at the close of business on the next valuation day.

2.34 Variable Account
The Kansas City Life Variable Life Separate Account. This is not part of our general account. The variable account has subaccounts each of which is invested in a corresponding portfolio of a designated mutual fund.

2.35 Variable Account Value
The total value of a contract allocated to subaccounts of the variable account.

2.36 We, Our, Us
Kansas City Life Insurance Company.

2.37 Written Notice/Written Request
A written notice or written request in a form satisfactory to us which is signed by the owner and received at the Home Office.

2.38 You, Your
The owner of this contract. The owner may be someone other than the Insureds.


Section 3: Proceeds

3.1  Types of Proceeds and Method of Payment
There are various types of proceeds available under this contract. These include:

o    Death proceeds

o    Maturity proceeds

o    Surrender proceeds

o    Partial surrender proceeds

We will pay death, maturity, or surrender proceeds either under a payment option (as described in Section 12, Payment of Proceeds) or in a lump sum. The amount of proceeds payable will vary by the type of proceeds and the form of payment selected. We will only pay partial surrender proceeds as a lump sum.

We have the right to require that this contract be returned to us when we pay death, maturity, or surrender proceeds.

To the extent permitted by law, proceeds will not be subject to any claims of your creditors or the beneficiary's creditors.

3.2  Death Proceeds
If the Insured dies prior to the maturity date, we will pay the death proceeds to the beneficiary. We will require proof that the Insured's death occurred while this contract was in force.

We will pay the proceeds to the beneficiary in a lump sum unless you or the beneficiary elect one of the payment options listed in Section 12, Payment of Proceeds.

The amount of death proceeds payable upon the Insured's death is determined according to the coverage option you have elected. The coverage option is shown in Section 1, Contract Data. The death benefit will be the greater of the amount determined by the coverage option you have elected or the corridor death benefit, as described in Section 3.3.

     Coverage Option A
     The death benefit is the total sum insured on the date of death of the last surviving Insured.

     Coverage Option B
     The death benefit is the total sum insured on the date of death of the last surviving Insured, plus the contract value on the date of such death.

     Coverage Option L
     The death benefit will be the sum of:

     (1) the total sum insured on the date of death of the last surviving Insured; plus

     (2) an amount calculated on the last contract anniversary equal to the contract value multiplied by the applicable Option L death benefit percentage in Table Two as shown in Section 1, Contract Data, less the total sum insured.

We will increase death benefits under any coverage option by any additional benefits provided by riders in force on the date of death of the last surviving Insured, and any premiums received after the date of death. We will also refund any cost of insurance charge deducted for the period beyond the date of death. We will reduce death benefits by any loan balance.

3.3  Corridor Death Benefit
The corridor death benefit is calculated by multiplying the contract value on the date of death of the last surviving Insured by the applicable corridor percentage in Table Two as shown in Section 1, Contract Data.

The purpose of the corridor percentages is to ensure that your contract will not be disqualified as a life insurance contract under Section 7702 of the Internal Revenue Code, as amended.

If changes occur in the Internal Revenue Code which would disqualify this contract as a life insurance contract, we have the right to amend this contract in order to make it qualify under any new federal income tax laws.

3.4  Guaranteed Minimum Death Benefit Option
The guaranteed minimum death benefit option is only available at issue, and it is not available if Coverage Option B is elected or if the additional insurance amount exceeds or is scheduled to exceed the specified amount at issue. We will show the guaranteed minimum death benefit option, if it is elected at issue, in
Section 1, Contract Data. This option guarantees payment of the specified amount upon the death of the last surviving Insured, regardless of this contract's investment performance, provided the cumulative paid premiums equal or exceed the cumulative guaranteed minimum death benefit option premium, plus the loan balance, on each monthly anniversary day. These premiums are defined in Section 4.6, Guaranteed Minimum Death Benefit Option Premium Requirement. We will show the charge for this option in Section 1, Contract Data.

The guaranteed minimum death benefit option, if elected, does not guarantee the additional insurance amount.

3.5  Maturity Proceeds
Prior to the Insured's death you may elect to apply maturity proceeds under any payment option described in Section 12, Payment of Proceeds. The maturity proceeds will be equal to the cash surrender value.

3.6  Surrender Proceeds
We will pay proceeds of a full surrender as either a lump sum or under a payment option as described in Section 12, Payment of Proceeds. Unless you specify otherwise, we will pay full surrender proceeds as a lump sum. We will only pay partial surrender proceeds as a lump sum.

The amount of proceeds payable upon a full surrender is the cash surrender value as described in Section 6.9, Cash Surrender. The amount of proceeds payable under the Partial Surrender Provision is defined in Section 6.10, Partial Surrenders.

3.7  Interest on Death Proceeds
We will pay interest on single sum death proceeds from the date of the death of the last surviving Insured until the date of payment. Interest will be at an annual rate determined by us, but never less than the rate required by the state in which this contract is delivered.


Section 4: Premium and Reinstatement Provisions

4.1  Payment
You must pay your first premium when this contract is delivered. You pay subsequent premiums at any time. There is no insurance until we receive the first premium. All premiums after the first must be paid at the Home Office or to a representative authorized to receive premiums. We will furnish a receipt on request.

4.2  Right to Refund
We will inform you if we receive a premium payment which affects the tax qualification of this contract as described in Section 7702 of the Internal Revenue Code, as amended. We will offer you the choice of a refund of the premium, or the option to increase the additional insurance amount subject to our underwriting requirements.

If you choose to increase the additional insurance amount and the Insureds fail to meet our underwriting requirements for the required increase in coverage, we have the right to refund, with interest, any premium that would cause your contract to violate Section 7702 of the Internal Revenue Code, as amended.

4.3  Planned Premium
We will show the planned annual, semi-annual, quarterly or monthly premium payment in Section 1, Contract Data.

4.4  Amount and Frequency
Planned premiums may be paid at twelve, six or three month intervals. They may also be paid monthly with our consent. You may change the amount and frequency of planned premium at any time. However, in order to keep the contract in force the premium you pay must be sufficient to keep your contract from lapsing as described in Section 4.10, Grace Period for Contract. The actual amount and frequency of premium payments affects the contract value and the amount and duration of insurance.

We have the right to limit the amount of any increase in planned premiums.

4.5  Unscheduled Premiums
You may pay unscheduled premiums at any time. We have the right to limit the number and amount of unscheduled premium payments. We may require satisfactory evidence of insurability prior to accepting any unscheduled premium payments.

Unscheduled premiums are subject to the requirements of Section 4.2, Right to Refund, if such premiums would require an increase in the death benefit under
Section 7702 of the Internal Revenue Code, as amended.

4.6  Guaranteed Minimum Death Benefit Option Premium Requirement
The guaranteed minimum death benefit option premium is the amount which guarantees that the guaranteed minimum death benefit option will remain in effect. To determine if the guaranteed minimum death benefit option premium requirement has been met, the cumulative paid premiums must equal or exceed the cumulative guaranteed minimum death benefit option premium, plus the loan balance, on each monthly anniversary day.

The cumulative paid premium is an amount equal to premiums paid less partial surrenders as described in Section 6.10, Partial Surrenders, each accumulated at an annual effective interest rate of 4% to the date the guaranteed minimum death benefit option premium requirement is tested.

The cumulative guaranteed minimum death benefit option premium is an amount equal to the guaranteed minimum death benefit option premium we show in Section 1, Contract Data, paid monthly, each accumulated at an annual effective interest rate of 4% from the date of issue up to the date the guaranteed minimum death benefit option premium requirement is tested.

If the guaranteed minimum death benefit option premium requirement is not met, the guaranteed minimum death benefit option is in default. A 61-day notice period begins on the day we mail the notice that the guaranteed minimum death benefit option is in default and the premium amount required to maintain the guaranteed minimum death benefit option. The default premium is the amount by which the cumulative guaranteed minimum death benefit option premium plus the loan balance is greater than the cumulative paid premium. If you do not pay sufficient premium by the end of the notice period, we will terminate the guaranteed minimum death benefit option.

If this contract contains an additional insurance amount or other optional benefit riders, then in addition to testing the guaranteed minimum death benefit option premium as outlined above, we will test the contract value to ensure that this contract is funded at a sufficient level to support the additional insurance amount or other optional benefit riders. We will test on each monthly anniversary day the cash surrender value to determine if it is sufficient to cover the monthly deduction. If not, a 61-day notice period begins on the day we mail notice of the default premium amount. The default premium is equal to the payment which is sufficient to provide a cash surrender value equal to three monthly deductions. If we do not receive payment at least equal to the default premium by the end of the notice period, we will terminate the additional insurance amount and other optional benefit riders.

4.7  Reactivation of the Guaranteed Minimum Death Benefit Option
The contract owner may apply to have the guaranteed minimum death benefit option reactivated within two years of termination of such option.

Reactivation requires:

     (1) a written notice or written request to restore the guaranteed minimum death benefit option;

     (2) evidence of insurability of the Insureds satisfactory to us, unless reactivation is requested within one year after the beginning of the notice period; and

     (3) payment of the amount by which the cumulative guaranteed minimum death benefit option premium, plus the loan balance, exceeds the cumulative paid premiums on the date of reactivation, as described in Section 4.6, Guaranteed Minimum Death Benefit Option Premium Requirement.

On the monthly anniversary day on which the reactivation takes effect, we will deduct from the contract value any unpaid guaranteed minimum death benefit option charges as described in Section 1, Contract Data. We have the right to deny reactivation of the guaranteed minimum death benefit option more than once during the life of this contract.

4.8  Guaranteed Payment Period
The period of time, shown in Section 1, Contract Data, during which one of the following conditions must exist to prevent your contract from lapsing:

     (1) the cash surrender value of the contract on a monthly anniversary day must be sufficient to cover the monthly deduction; or

     (2) total premiums paid must be at least equal to the sum of the guaranteed monthly premiums for each month the contract has been in force, plus any loan balance and the total amount of partial surrenders, as provided in Section 4.10, Grace Period for Contract.

4.9  Guaranteed Monthly Premium
If you pay the guaranteed monthly premiums as due, your contract will not lapse during the guaranteed payment period (assuming you do not make any contract loan or partial surrenders). Section 4.10, Grace Period for Contract, describes this in detail.

The guaranteed monthly premium will change if you add or delete any additional benefits provided by riders.

4.10 Grace Period for Contract
The conditions which will result in your contract lapsing will vary, as follows, depending on whether the guaranteed payment period, shown in Section 1, Contract Data, has expired.

     During the Guaranteed Payment Period
     The contract will lapse if there is no cash surrender value and if the accumulated premiums paid as of each monthly anniversary day are less than:

                           X + Y + Z

     "X" is the guaranteed monthly premium shown in Section 1, Contract Data, times the number of monthly anniversary days during which the contract has been in force.

     "Y" is the amount of any loan balance.

     "Z" is the total amount of partial surrenders.

     We will provide a grace period of 61 days from the date your contract lapses to pay total premiums equal to or greater than X + Y + Z.

     After the Guaranteed Payment Period
     If the Guaranteed Minimum Death Benefit Option has not been elected or has been removed, the contract will lapse if the cash surrender value on a monthly anniversary day will not cover the monthly deduction for the month beginning on that monthly anniversary day.

     We will provide a grace period of 61 days from the date your contract lapses to pay a premium that will provide enough cash surrender value to cover the balance of the monthly deduction.

     If the Guaranteed Minimum Death Benefit Option is in effect see Section 4.6, Guaranteed Minimum Death Benefit Option Premium Requirement.

The contract will terminate without value if sufficient premium is not paid by the end of the grace period.

Section 6, Contract Values, describes the cash surrender value and monthly deduction. If the Insured dies during the grace period, we will pay the proceeds reduced by any past due monthly deduction.

4.11 Reinstatement of Contract
If the grace period expires without sufficient premiums being paid to prevent lapse, the contract may be reinstated within two years after the expiration of the grace period. Your contract cannot be reinstated if it has been surrendered.

In order to reinstate we must receive:

     (1)  satisfactory evidence of insurability of the Insureds; and

     (2) payment of the premium amount which would have been sufficient to keep the contract from lapsing, as described in Section 4.10, Grace Period for Contract, with 6% interest from the date of lapse; plus:

               (a) two months of guaranteed monthly premium if the contract lapsed during the guaranteed payment period; or

               (b) three monthly deductions if the contract lapsed after the guaranteed payment period.

To reinstate the Guaranteed Minimum Death Benefit Option please see Section 4.7, Reactivation of the Guaranteed Minimum Death Benefit Option.

Interest at the loan interest rate, shown in Section 1, Contract Data, on any loan balance will be payable to the date of reinstatement. We will reinstate the contract on the monthly anniversary day after the date we approve the reinstatement.

If lapse occurs during the guaranteed payment period or during a time when any surrender charges are applicable, the balance of the guaranteed payment and surrender charge periods at the time of lapse will resume upon reinstatement.

If the contract lapses and it is reinstated, we cannot contest the reinstated contract after the contract has been in force during the Insured's lifetime for two years from the date of the reinstatement application.


Section 5: Contract Change Provisions

5.1  Right to Change
We require that the changes provided for in this section be made by written request.

5.2  Decreases in Total Sum Insured
You may decrease the total sum insured after the contract has been in force for one year. When you decrease the total sum insured, we will first reduce any additional insurance amount remaining and only then reduce the specified amount. If the specified amount is decreased, the guaranteed minimum death benefit option coverage amount will be decreased by the same amount.

Once you decrease the total sum insured, it cannot be decreased again for the next twelve months. The effective date of decrease will be the monthly anniversary day on or next following the date we receive your application for decrease.

We have the right to decline to make any total sum insured decrease that we determine would cause this contract to not qualify as life insurance under applicable tax laws.

We have the right to require that the total sum insured remaining in force after any requested decrease may not be less than the Minimum Total Sum Insured shown in Section 1, Contract Data.

A decrease in the total sum insured will not decrease the Guaranteed Monthly Premium, Guaranteed Minimum Death Benefit Option Premium or the surrender charges, as shown in Section 1, Contract Data.

5.3  Increases in Additional Insurance Amount
You may increase the additional insurance amount after the contract has been in force for one year. Once you increase the additional insurance amount, it cannot be increased again for the next twelve months. The effective date of increase will be the monthly anniversary day on or next following the date we receive and approve your application for increase.

You may make increases to the additional insurance amount either through scheduled annual increases or requested increases. The maximum additional insurance amount allowed at issue is four times the specified amount. After issue, you may increase the additional insurance amount to a maximum of eight times the specified amount through scheduled annual increases.

We may base scheduled increases to the additional insurance amount, subject to our approval, on a flat amount annual increase or a percentage annual increase, as shown in Section 1, Contract Data. We will base the percentage increase on the specified percentage of the additional insurance amount at the time the scheduled increase occurs. The guaranteed minimum death benefit option will not be available if the additional insurance amount exceeds or is scheduled to exceed the specified amount at issue.

Any requested, unscheduled increase in the additional insurance amount must be at least $10,000, and you must submit an application. We have the right to require satisfactory evidence of insurability.

5.4  Change in Coverage Option
You may change the coverage option any time after the contract has been in force one year. Once you have changed the coverage option, it cannot be changed again for the next twelve months. Coverage Option L is only available at issue, so no changes to Option L are allowed.

If the coverage option is Option B or Option L you may change to Option A. The total sum insured will not change. The effective date of change will be the monthly anniversary day on or next following the date we receive and approve your application for change.

If the coverage option is Option A or Option L, you may change to Option B subject to satisfactory evidence of insurability. The new total sum insured will be the greater of the total sum insured less the contract value as of the date of change; or $25,000. The effective date of change will be the monthly anniversary day on or next following the date we receive and approve your application for change. If the coverage option is changed to Option B, the guaranteed minimum death benefit option, if in effect, will terminate.

We have the right to decline any coverage option change that we determine would cause this contract to not qualify as life insurance under applicable tax laws.

5.5  Changing Your Contract
Any change to your contract that is not provided for in this Section must be approved by us and signed by our President, Vice President, Secretary or Assistant Secretary.

An approved change must be endorsed on or attached to your contract. No agent has the authority to make any changes or waive any of the terms of your contract.


Section 6: Contract Values

6.1  Net Premium
The net premium is the premium payment received less the premium expense charges shown in Section 1, Contract Data.

6.2  Contract Value
As of the contract date the contract value equals:

     (1)  the initial net premium paid; less

     (2)  the monthly deduction, as defined in Section 2.18 of this contract.

On any day after the contract date, the contract value is equal to the fixed account value (including the loan account value) plus the variable account value.

6.3  Fixed Account Value
As of the contract date the fixed account value equals:

     (1)  the portion of the net premium allocated to the fixed account; less

     (2)  the portion of the monthly deduction allocated to the fixed account.

On each valuation day the fixed account value will be equal to:

         A + B + C - D - E - F

"A" is the fixed account value on the preceding valuation day plus interest from the preceding valuation day to the date of calculation.

"B" is the portion of the net premiums allocated to the fixed account and received since the preceding valuation day, plus interest from the date such net premiums were received to the date of calculation.

"C" is the amount of any transfers from the subaccounts to the fixed account since the preceding valuation day, plus interest on such transferred amounts from the effective dates of such transfers to the date of calculation.

"D" is the amount of any transfers from the fixed account, to the subaccounts since the preceding valuation day, plus interest on such transferred amount from the effective dates of such transfers to the date of calculation.

"E" is the amount of any partial surrenders deducted from the fixed account since the preceding valuation day, plus interest on these surrendered amounts from the effective date of the partial surrenders to the date of calculation.

"F" is a pro rata share of the monthly deduction, as described in Section 6.6, Monthly Deduction, for the month beginning on that monthly anniversary day.

6.4  Interest Rate for Fixed Account Value
The value in the fixed account is guaranteed to accumulate at a minimum effective annual interest rate which is shown in Section 1, Contract Data. We may credit a rate in excess of the fixed account guaranteed interest rate shown in Section 1, Contract Data while the contract is in force and before the maturity proceeds have been paid.

We may change the interest rate credited to new deposits at any time. We will not change the interest rate credited to funds in the fixed account more often than once each year.

6.5  Variable Account Value
The variable account value is the sum of the values of the subaccounts under this contract.

As of the allocation date the value of each subaccount equals:

     (1)  the portion of the initial net premium  allocated  to the  subaccount;
          less

     (2) the pro rata share of the monthly deduction and the mortality and expense risk charge allocated to the subaccounts.

6.6  Monthly Deduction
We will make a monthly deduction from the contract value on each monthly anniversary day equal to the sum of the following:

     (1) the monthly cost of insurance, as described in Section 6.7, Cost of Insurance;

     (2)  the monthly expense charges, as shown in Section 1, Contract Data; and

     (3) the monthly deduction for optional benefit charges and any additional benefits provided by riders, as shown in Section 1, Contract Data.

6.7  Cost of Insurance
The cost of  insurance  rates  used will not  exceed  those  shown in Table One,
Section 1, Contract Data.

The cost of insurance on any monthly anniversary day is equal to:
                  Q x (R - S)

                      1000

"Q" is the cost of insurance rate (as described in Monthly Cost of Insurance Rates, Section 1, Contract Data.)

"R" is the Insured's death benefit on that day discounted for one month at a rate not less than the fixed account guaranteed interest rate, shown in Section 1, Contract Data.

"S" is the contract value, as described in Section 6.2, Contract Value, prior to subtracting the cost of insurance.

6.8  Cost of Additional Benefits Provided by Riders
The cost of additional benefits provided by riders will be shown in Section 1, Contract Data.

6.9  Cash Surrender
You may surrender this contract for its cash surrender value at any time by submitting a written notice or written request to us.

The cash surrender value of this contract is:

     (1)  the contract value of this contract at the time of surrender; less

     (2)  any applicable surrender charge; less

     (3)  any loan balance.

We will also refund any cost of insurance deducted for the period beyond the date of contract surrender.

Section 1, Contract Data shows the surrender charges. These charges apply in the first 10 contract years.

Certain federal income tax consequences may apply to cash surrenders. You should consult with your tax advisor before requesting any surrenders.

6.10 Partial Surrenders
You may surrender a portion of the contract value and have the proceeds paid to you in a lump sum. A partial surrender must occur before the death of the last surviving Insured. At the time of the partial surrender we will add the partial surrender fee shown in Section 1, Contract Data, to the partial surrender amount. The minimum amount for a partial surrender is $500. The maximum partial surrender is the cash surrender value, less $300. We will deduct the partial surrender amount from the contract value on the day we receive written notice or written request for the partial surrender.

When we make the partial surrender we will cancel units equal to the amount surrendered from the subaccounts and/or the fixed account according to your instructions. If you provide no instructions, we will deduct the partial surrender amount from the subaccounts and/or the fixed account on a pro rata basis. In the event that the partial surrender amount exceeds the subaccount(s) value and/or the fixed account value you instructed us to surrender, we will process the partial surrender for the amount available and contact you for further instructions.

Under Options A and L, we will reduce the contract value by the partial surrender amount. We will reduce the total sum insured by the partial surrender amount minus the excess, if any, of the death benefit, over the total sum insured at the time the partial surrender is made. We will reduce the total sum insured as shown in Section 5.2, Decreases in Total Sum Insured.

However, if the partial surrender amount is less than or equal to the excess of the death benefit over the total sum insured, we will not reduce the total sum insured.

Under Option B, we will reduce the contract value by the partial surrender amount.

We have the right to reject a partial surrender request if:

     (1) the partial surrender would reduce the total sum insured below the minimum total sum insured as shown in Section 1, Contract Data; or

     (2) the partial surrender would cause the contract to fail to qualify as a life insurance contract under applicable tax laws.

Certain federal income tax consequences may apply to partial surrenders from this contract. You should consult with your tax advisor before requesting any partial surrenders.

6.11 Time Period for Payment
We will normally pay out any partial surrender, cash surrender value, loan or death benefit within seven days of receiving your written notice or written request, or receipt and filing of due proof of death of the Insureds. However, we have the right to suspend or delay the date of any surrender, partial surrender, loan or death benefit payment from the subaccounts for any period during which:

     (1) the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; or

     (2) the Securities and Exchange Commission permits by an order the postponement for the protection of contract owners; or

     (3) the Securities and Exchange Commission determines that an emergency exists that would make the disposal of securities held in the variable account or the determination of the value of the variable account's net assets not reasonably practicable.

For any surrender, partial surrender, loan or transfer from the fixed account, we have the right to postpone making a payment to you for up to six months from the date of written notice or written request. If payment is not made within 30 days after receipt of documentation necessary to complete the transaction (or such shorter period required by a particular jurisdiction) we will add interest to the amount paid from the date of receipt of documentation at 4% or such higher rate required for a particular state.

6.12 Extended Term Insurance
If your contract lapses, as described in Section 4.10, Grace Period for Contract, we will apply the cash surrender value to continue the total sum insured and any additional benefits provided by riders for a portion of the next month.

The amount of extended term insurance is determined according to the coverage option in effect as of the date insurance is extended under this option.

6.13 Basis of Computation
We may credit a rate in excess of the fixed account guaranteed interest rate shown in Section 1, Contract Data while the contract is in force and before the maturity proceeds have been paid.

Guaranteed fixed account values and reserves under this contract are equal to, or greater than, the minimum values required by law of the state in which your contract is delivered. Where required, a detailed statement of the method of computing these values has been filed with the insurance department of that state.

The guaranteed fixed account values are based on the minimum guaranteed interest rate as stated in Section 6.4, Interest Rate for Fixed Account Value, and the guaranteed cost of insurance rates as shown in Table One, Section 1, Contract Data.


Section 7: Loans

7.1  Contract Loans
You may obtain a contract loan by submitting a written request to us. This contract assigned to us is the only security needed.

When a loan is made, we will transfer an amount equal to the loan from the fixed and variable accounts to the loan account. The loan account is part of the fixed account, which is part of our general account. If you do not specify allocation instructions in your loan application, we will withdraw the loan pro rata from all subaccounts of the variable account having subaccount values and from the fixed account.

Amounts transferred to the loan account do not participate in the investment experience of the fixed or variable account from which they were withdrawn. Amounts in the loan account will earn interest at the minimum fixed account guaranteed interest rate shown in Section 1, Contract Data. Different interest rates may be applied to the loan account than the fixed account. Any interest credited on loaned amounts will remain in the fixed account.

You may repay your contract loan in full or in part while your contract is in force prior to the death of the last surviving Insured. Repayments must be clearly marked as "loan repayments" or we will credit it as premiums. Each loan repayment will result in a transfer of an amount equal to the loan repayment from the loan account to the fixed and/or variable account. We will use your current premium allocation schedule to allocate the loan repayments. We have the right to not accept partial loan repayments for amounts less than $50.

A loan that exists at the end of the grace period may not be repaid unless this contract is reinstated.

7.2  Amount of Loan Available
The amount of loan available will be equal to the cash surrender value of this contract less any loan interest to the next contract anniversary.

7.3  Loan Interest
We will charge interest on a contract loan from the date of the loan at the rate shown in Section 1, Contract Data. We may establish a lower rate for any period for which the contract loan is outstanding.

Interest is payable at the end of each contract year and on the date the loan is repaid. If interest is not received by the contract anniversary, we will transfer the accrued loan interest from the fixed and variable accounts to the loan account on a pro rata basis.

7.4  Loan Balance
Loan balance means all unpaid contract loans and accrued loan interest. We will deduct any outstanding loan balance from the contract proceeds.

We will terminate your contract whenever your cash surrender value is no longer positive. We will mail notice to your last known address recorded with us and to the holder of any assignment of record at least 61 days before such termination.


Section 8:  Other Contract Provisions

8.1  Contract
This contract and application and any supplemental applications are the entire contract. This contract is issued in consideration of the application and payment of the premiums. We will attach a copy of any application when we issue this contract and will attach or endorse on the contract any supplemental applications when the supplemental coverage becomes effective.

In the absence of fraud, all statements made in any applications either by you or by the Insureds will be considered representations and not warranties. We may use statements to contest a claim or the validity of this contract only if they are contained in an application.

8.2  Incontestability
After this contract has been in force during the Insureds' lifetime for two years from the contract date, we cannot contest this contract, unless this contract lapses as described in Section 4.10, Grace Period for Contract.

We will not contest any increase in the additional insurance amount after the increase has been in force during the Insureds' lifetime for two years following the effective date of the increase.

8.3  Suicide
If either Insured dies by suicide, while sane or insane, within two years of the contract date, this contract will terminate on the date of such suicide and the amount payable by us will be equal to the contract value less any loan balance on the date of death.

If either Insured dies by suicide, while sane or insane, within two years after the effective date of any increase in the additional insurance amount, the amount payable by us associated with such increase will be limited to the aggregate cost of insurance for the increase prior to the date of death.

8.4  Age and Sex
If, while this contract is in force and one or both Insureds are alive, it is determined that the age or sex of either Insured as stated in Section 1, Contract Data is not correct, we will adjust the contract value under this contract. The adjustment will be the difference between the following two amounts accumulated at the fixed account guaranteed interest rate shown in
Section 1, Contract Data. The two amounts are:

     (1)  the cost of insurance deductions that have been made; and

     (2)  the cost of insurance deductions that should have been made.

If, after the death of the last surviving Insured and while this contract is in force, it is determined that the age or sex of either Insured as stated in
Section 1, Contract Data is not correct, the death benefit will be the net amount at risk that the most recent cost of insurance deductions at the correct age and sex would have provided plus the contract value on the date of such death.

8.5  Termination of Coverage
Coverage under this contract terminates when any of the following events occur:

     (1)  you request that coverage  terminate;

     (2)  the last surviving Insured dies; or

     (3) this contract lapses, as described in Section 4.10, Grace Period for Contract, and the grace period ends without sufficient premiums being paid.

8.6  Modifications
Upon notice to you, we may modify this contract, but only if such modification is necessary to:

     (1) make this contract or the variable account comply with any law or regulation issued by a governmental agency to which we are subject; or

     (2) assure continued qualification of this contract under the Internal Revenue Code or other federal or state laws relating to variable life contracts; or

     (3)  reflect a change in the operation of the variable account; or

     (4)  provide additional variable account and/or fixed accumulation options.

We have the right to modify this contract as necessary to attempt to prevent the contract owner from being considered the owner of the assets of the variable account. In the event of any such modification, we will issue an appropriate endorsement to this contract, if required.

8.7  Nonparticipating
This contract is nonparticipating. It will not participate in any of our profits, losses or surplus earnings.

8.8  Annual Report
At least annually we will send you a report showing the following:

     (1)  contract value;

     (2)  cash surrender value;

     (3)  any other information required by law or regulation

Upon receiving your written request, we will send you a report at any other time during the year for a reasonable charge as determined by us.


Section 9:  Control of Contract

9.1  Ownership
The owner is shown in the application or in the last ownership designation filed with us. As owner, you may exercise every right provided by your contract. These rights and privileges end at the death of the last surviving Insured.

The consent of the beneficiary is required to exercise these rights if you have not reserved the right to change the beneficiary.

9.2  Change of Ownership
You may change the ownership of this contract by giving written notice or written request. The change will be effective on the date your request was signed but will have no effect on any payment made or other action taken by us before we receive it. We may require that this contract be submitted for endorsement to show the change.

9.3  Assignment
An assignment is a transfer of some or all of your rights under this contract. No assignment will be binding on us unless made in writing and filed at our Home Office. We assume no responsibility for the validity or effect of any assignment.

9.4  Beneficiary
The beneficiary is shown on the application or in the last beneficiary designation filed with us. We will pay death proceeds to the beneficiary except as provided in this Section.

If any beneficiary dies before the death of the last surviving Insured, that beneficiary's interest will pass to any other beneficiaries according to their respective interests.

If all beneficiaries die before the death of the last surviving Insured, we will pay the death proceeds to you, if living, otherwise to your estate or legal successors.

Unless you have waived the right to do so, you may change the beneficiary by filing a written request in a form satisfactory to us. In order to be effective, the request for change of beneficiary must be signed while your contract is in force and one or both Insureds are living. The change will be effective on the date your request was signed but will have no effect on any payment made or other action taken by us before we receive it.

The interest of any beneficiary will be subject to:

     (1)  any assignment of this contract which is binding on us; and

     (2) any optional settlement agreement in effect at the death of the last surviving Insured.

9.5  Simultaneous Death of Beneficiary and the Last Surviving Insured
We will pay death proceeds as though the beneficiary died before the death of the last surviving Insured if:

     (1) the beneficiary dies at the same time as or within 15 days of the death of the last surviving Insured; and

     (2) we have not paid the proceeds to the beneficiary within this 15-day period.


Section 10:  The Variable Account

10.1  General Description
The name of the variable account is Kansas City Life Variable Life Separate Account. The income, gains and losses (whether or not realized) from assets allocated to the variable account are credited or charged against the variable account without regard to our other income, gains or losses. The portion of the assets of the variable account equal to the reserves and other contract liabilities with respect to the variable account will not be chargeable with liabilities arising out of any other business we may conduct.

The assets of the variable account are segregated by investment options, thus establishing a series of subaccounts within the variable account.

When permitted by law, we have the right to:

     (1)  create new separate accounts;

     (2)  combine separate accounts;

     (3) remove, combine or add subaccounts and make the new subaccounts available to you at our discretion;

     (4) substitute shares of another portfolio of the funds or shares of another investment company for those of the funds;

     (5)  add new portfolios to the funds;

     (6) deregister the variable account under the Investment Company Act of 1940 if registration is no longer required;

     (7)  make any changes required by the Investment Company Act of 1940; and

     (8) operate the variable account as a managed investment company under the Investment Company Act of 1940 or any other form permitted by law.

If a change is made, we will send you a revised prospectus and any notice required by law. If required, we would first seek the approval of the Securities and Exchange Commission, and when required, the appropriate state regulatory authorities before making a change in the investment options.

10.2  Subaccounts
The subaccounts are separate investment accounts that together make up the variable account. The assets of each subaccount are invested in a corresponding portfolio of a designated mutual fund. They are named in Section 1, Contract Data of the contract.

Subaccount values will fluctuate in accordance with the investment experience of the applicable portfolio of the fund held within the subaccount.

The subaccount value is equal to the number of accumulation units credited to the subaccount times the appropriate accumulation unit value.

The number of accumulation units to be purchased or redeemed in a transaction is found by dividing:

     (1)  the dollar amount of the transaction; by

     (2) the subaccount's unit value for the valuation period for that transaction.

The number of units in any subaccount will also be reduced on each monthly anniversary day by a pro-rata share of the monthly deduction. The monthly deduction will reduce the subaccount units in proportion to each subaccount's value to the entire contract value.

The value of an accumulation unit for each of the subaccounts was arbitrarily set at $10 when the first investments were bought. The value for any later valuation period is equal to:

                    A  x  B

"A" is equal to the subaccount's accumulation unit value for the end of the immediately preceding valuation day.

"B" is equal to the net investment factor for the most current valuation day.

The net investment factor equals:

                  X  -   Z

                  Y

"X" equals the sum of:

(1) the net asset value per accumulation unit held in the subaccount at the end of the current valuation day; plus

(2) the per accumulation unit amount of any dividend, or capital gain distribution on shares held in the subaccount during the current valuation day; less

(3) the per accumulation unit amount of any capital loss distribution on shares held in the subaccount during the current valuation day; less

(4) the per accumulation unit amount of any taxes or any amount set aside during the valuation day as a reserve for taxes.

"Y" equals the net asset value per accumulation unit held in the subaccount as of the end of the immediately preceding valuation day.

"Z" equals the charges deducted from the subaccount on each valuation day for the mortality and expense risk charge.

We deduct the mortality and expense risk charge from each of the subaccounts on each valuation day. This charge compensates us for assuming the mortality and expense risks under this contract. These charges are shown in Section 1, Contract Data.

The value of a subaccount may increase, decrease or remain the same.

10.3  Allocations
This contract provides investment options for the amount in the contract value. The initial premium allocation percentages are indicated in the application for this contract. These percentages will also apply to subsequent premium allocations until you change them.

Allocation percentages must be zero or a whole number not greater than 100. The sum of the premium allocation percentages must equal 100.

We have the right to limit the number of subaccount allocations in effect at any one time.

On the allocation date we will allocate the contract value to a money market subaccount. We will also allocate any subsequent premiums that are received from this time until the reallocation date, to a money market subaccount. On the reallocation date, contract value in the money market subaccount will be allocated to the subaccounts and to the fixed account based on the premium payment allocation percentages in the contract application. After the reallocation date, planned periodic premiums and unscheduled premiums will be allocated as requested on the valuation day they are received by the Home Office.


Section 11:  Transfers

11.1  Transfer Fees
Six transfers per year may be made from subaccounts and the fixed account free of charge. Any unused free transfers do not carry over to the next contract year. We will charge a $25 transfer fee on any additional transfers during a contract year. For the purpose of assessing a fee, we consider each written request or telephone request to be one transfer. We will deduct the processing fee from the amount being transferred, or from the remaining contract value, according to your instructions.

11.2  Transfers From Subaccounts
After the right to examine period, you may transfer all or a part of an amount from the value in any subaccount of the variable account to one or more of the subaccounts of the variable account or to the fixed account. The minimum amount that you may transfer is the lesser of:

(1)  $250; or

(2)  the total value in that subaccount on that date.

We will treat any transfer that would reduce the amount in a subaccount below $250 as a transfer request for the entire amount in that subaccount.

A transfer fee may apply as described in Section 11.1, Transfer Fees.

An excessive number of transfers, including short-term "market timing" transfers, may adversely affect the performance of the underlying fund in which a subaccount invests. If, in our sole opinion, a pattern of excessive transfers develops, we have the right not to process a transfer request. We also have the right not to process a transfer request when the sale or purchase of shares of a fund is not reasonably practicable due to actions taken or limitations imposed by the fund.

We may suspend or modify this transfer privilege at any time.

11.3  Transfers from the Fixed Account
At your request you may also transfer an amount from the unloaned value in the fixed account to one or more subaccounts of the variable account. We must receive the request in writing or other form acceptable to us. You may make only one transfer from the fixed account each contract year.

We will not transfer more than 25% of the unloaned fixed account value, unless the balance after the transfer is less than $250, in which case the entire amount will be transferred.

A transfer fee may apply as described in Section 11.1, Transfer Fees.

We may suspend or modify this transfer privilege at any time.


Section 12: Payment of Proceeds

12.1  Payment Options
You may apply proceeds of $2,000 or more which are payable under this contract to any of the following options:

     Option 1.  Interest Payments
     We will make interest payments to the payee annually or monthly as elected. We will pay interest on the proceeds at the guaranteed rate of 3.0% per year and this may be increased by additional interest paid annually. The proceeds and any unpaid interest may be withdrawn in full at any time.

     Option 2.  Installments of a Specified Amount
     We will make annual or monthly payments until the proceeds plus interest are fully paid. We will pay interest on the proceeds at the guaranteed rate of 3.0% per year and this may be increased by additional interest. The present value of any unpaid installments may be withdrawn at any time.

     Option 3.  Installments for a Specified Period
     Payment of the proceeds may be made in equal annual or monthly payments for a specified number of years. We will pay interest on the proceeds at the guaranteed rate of 3.0% per year and this may be increased by additional interest. The present value of any unpaid installments may be withdrawn at any time. The amount of each payment is shown in Table A.

     Option 4.  Life Income
     We will pay an income during the payee's lifetime. You may choose a minimum guaranteed payment period. Payments received under the Installment Refund Option will continue until the total income payments received equal the proceeds applied. The amount of each payment is shown in Table B.

     Option 5.  Joint and Survivor Income
     We will pay an income during the lifetime of two persons and will continue to pay the same income as long as either person is living. The minimum guaranteed payment period will be ten years. The amount of each payment is shown in Table C.

If the payout rates in use by us at the time proceeds become payable are more favorable than those shown in Options 4 and 5, we will provide a life income using the more favorable rates.

These options are supported by our general account. The payments will not reflect the investment experience of the variable account.

12.2  Payee
The payee is the person receiving proceeds under a settlement option. The payee can be you, an Insured or a beneficiary. We will require satisfactory proof of the payee's age under Options 4 and 5.

The contingent payee is the person named to receive proceeds if the payee is not alive.

12.3  Minimum Payments
The payment under any settlement option must be at least $50. We may make payments less frequently so that each payment is at least $50.

12.4  Choice of Options
You may choose an option by written notice or written request during one or both Insureds lifetime. If a settlement option is not in effect at the death of the last surviving Insured, a choice may be made by the beneficiary.

12.5  Availability of Options
We have the right to restrict these options if you designate an executor, administrator, trustee, corporation, partnership or association as the payee.

12.6  Operative Date
The first payment will be payable on the payment mode following the date proceeds become payable.

12.7  Death of Payee
At the death of the payee, any payments remaining will be paid according to the terms of the settlement option chosen, unless the contingent payee elects in writing to receive the present value of any remaining guaranteed payments in a single sum.

If a contingent payee has not been named or does not survive the payee, we will pay the following amounts in one sum to the estate of the payee:

     (1)  any amount left on deposit under Option 1; and

     (2) the present value of any remaining guaranteed payments under Options 2 through 5.

If you have not named a contingent payee, or if every contingent payee named by you dies before the payee, you may, by written notice or written request, name a new contingent payee. The new contingent payee will receive any amount that would otherwise have been payable to the payee's estate.

12.8  Claims of Creditors
To the extent permitted by law, proceeds will not be subject to any claims of a payee's creditors.






                                                TABLE A - INSTALLMENT OPTION*
                                             for Each $1,000 of Proceeds Applied
------------- ---------- ----------- ---------- ----------- ---------- ---------- ----------- ----------
Term of                              Term of                           Term of
Years         Annual     Monthly     Years      Annual      Monthly    Years      Annual      Monthly
------------- ---------- ----------- ---------- ----------- ---------- ---------- ----------- ----------
1             $1000.00   $84.47      11         $104.93     $8.86      21         $62.98      $5.32
2             507.39     42.86       12         97.54       8.24       22         60.92       5.15
3             343.23     28.99       13         91.29       7.71       23         59.04       4.99
4             261.19     22.06       14         85.95       7.26       24         57.33       4.84
5             211.99     17.91       15         81.33       6.87       25         55.76       4.71

6             179.22     15.14       16         77.29       6.53       26         54.31       4.59
7             155.83     13.16       17         73.74       6.23       27         52.97       4.47
8             138.31     11.68       18         70.59       5.96       28         51.74       4.37
9             124.69     10.53       19         67.78       5.73       29         50.60       4.27
10            113.82     9.61        20         65.26       5.51       30         49.53       4.18
------------- ---------- ----------- ---------- ----------- ---------- ---------- ----------- ----------

                                               TABLE B - LIFE INCOME OPTIONS*
                                     Monthly Income for Each $1,000 of Proceeds Applied
------------- --------------------------------------------- --------------------------------------------
              MALE                                          FEMALE
              Minimum Guaranteed Payment Period             Minimum Guaranteed Payment Period

Age
              ---------- ----------- ---------- ----------- ---------- ---------- ----------- ----------
                                                Install-ment                                  Install-
                         120         240        Refund                 120        240         ment
              None       Months      Months                 None       Months     Months      Refund
------------- ---------- ----------- ---------- ----------- ---------- ---------- ----------- ----------
50            $4.23      $4.19       $4.06      $4.05       $3.89      $3.87      $3.81       $3.80
51            4.31       4.26        4.11       4.11        3.95       3.93       3.86        3.84
52            4.38       4.33        4.17       4.17        4.01       3.98       3.91        3.89
53            4.46       4.40        4.22       4.23        4.07       4.04       3.96        3.95
54            4.55       4.48        4.28       4.29        4.13       4.11       4.01        4.00

55            4.63       4.56        4.33       4.36        4.20       4.17       4.07        4.06
56            4.73       4.65        4.39       4.43        4.28       4.24       4.12        4.12
57            4.83       4.74        4.45       4.51        4.36       4.32       4.18        4.18
58            4.94       4.83        4.51       4.59        4.44       4.40       4.24        4.25
59            5.05       4.93        4.57       4.67        4.53       4.48       4.30        4.32

60            5.17       5.04        4.63       4.75        4.63       4.57       4.37        4.39
61            5.30       5.15        4.69       4.85        4.73       4.66       4.43        4.47
62            5.44       5.27        4.75       4.94        4.84       4.76       4.50        4.55
63            5.60       5.39        4.81       5.04        4.95       4.86       4.56        4.64
64            5.76       5.52        4.86       5.15        5.08       4.97       4.63        4.73

65            5.93       5.65        4.92       5.26        5.21       5.09       4.69        4.83
66            6.12       5.79        4.97       5.37        5.35       5.21       4.76        4.93
67            6.32       5.94        5.02       5.50        5.50       5.34       4.82        5.04
68            6.53       6.09        5.06       5.62        5.66       5.47       4.88        5.15
69            6.76       6.24        5.11       5.76        5.84       5.61       4.94        5.27

70            7.00       6.40        5.14       5.90        6.02       5.76       5.00        5.39
71            7.26       6.56        5.18       6.04        6.23       5.92       5.05        5.53
72            7.53       6.72        5.21       6.20        6.45       6.08       5.10        5.67
73            7.83       6.88        5.24       6.36        6.70       6.25       5.14        5.81
74            8.15       7.05        5.26       6.53        6.96       6.43       5.18        5.97

75            8.49       7.22        5.28       6.70        7.24       6.61       5.22        6.14

------------- ---------- ----------- ---------- ----------- ---------- ---------- ----------- ----------

                                            TABLE C - JOINT AND SURVIVOR OPTION*
                                     Monthly Income - Ten Year Guaranteed Payment Period
                                             for Each $1,000 of Proceeds Applied
--------------------- ----------------------------------------------------------------------------------
Male                  Female Age
Age                   50            55            60            65            70            75
--------------------- ------------- ------------- ------------- ------------- ------------- ------------
50                    $3.31         $3.37         $3.43         $3.49         $3.53         $3.56
55                                  3.47          3.55          3.63          3.70          3.76
60                                                3.68          3.80          3.91          4.00
65                                                              3.97          4.15          4.31
70                                                                            4.41          4.68
75                                                                                          5.08
--------------------- ------------- ------------- ------------- ------------- ------------- ------------

*Amounts not shown for available options will be furnished on request.



Flexible Premium Variable
Survivorship Life Insurance
Contract - Nonparticipating

Adjustable death benefit. Death proceeds payable at death of the last surviving Insured. Flexible premiums payable until the death of the last surviving Insured.


If you have any questions concerning this contract or if anyone suggests that you change or replace this contract, please contact your Kansas City Life agent or the Home Office of the Company.




1.A.(11) Memorandum describing issuance, transfer and redemption procedures

SEPTEMBER 2001

DESCRIPTION OF ISSUANCE,

TRANSFER AND REDEMPTION PROCEDURES FOR CONTRACTS

PURSUANT TO RULE 6e-3(T)(b)(12)(iii)

FOR FLEXIBLE PREMIUM SURVIVORSHIP LIFE INSURANCE CONTRACTS

ISSUED BY

KANSAS CITY LIFE INSURANCE COMPANY

This document sets forth the current administrative procedures that will be followed by Kansas City Life Insurance Company ("Kansas City Life") in connection with its issuance of individual flexible Premium variable survivorship life insurance contracts (the "Contracts"), the transfer of assets held thereunder, and the redemption by Contract owners (the "Owners") of their interests in those Contracts. Capitalized terms used herein have the same meaning as in the prospectus for the Contract that is included in the current registration statement on Form S-6 for the Contract as filed with the Securities and Exchange Commission ("Commission" or "SEC").

I.   Procedures   Relating  to  Purchase  and  Issuance  of  the  Contracts  and
     Acceptance of Premiums

A. Offer of the Contracts, Applications, Initial Net Premiums, and Issuance of the Contracts

1. Offer of the Contracts. The Contracts will be offered and sold for Premiums pursuant to established Premium schedules and underwriting standards in accordance with state insurance laws. Premiums for the Contracts and related insurance charges will not be the same for all Owners selecting the same amount and type of Death Benefit. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays a Premium and related insurance charges commensurate with the Insureds' mortality risk as actuarially determined utilizing factors such as Age, sex, level of Total Sum Insured, health and occupation of each Insured. A uniform Premium and insurance charges for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there will be no uniform insurance charges for all Insureds, there will be a uniform insurance rate for all Insureds of the same risk class and same Total Sum Insured. A description of the Monthly Deduction under the Contract, which includes charges for cost of insurance and for optional benefits and/or riders, is in Appendix A to this memorandum.

2. Application. To purchase a Contract, the Owner must complete an application and submit it through an authorized Kansas City Life agent. An application will not be deemed to be complete unless all required information, including without limitation, age, sex and medical and other background information on each proposed Insured, has been provided in the application.

If the applicant is eligible for temporary insurance coverage, a temporary insurance agreement ("TIA") should also accompany the application. The TIA provides temporary insurance coverage prior to the date when all underwriting and other requirements have been met and the application has been approved, with certain limitations, as long as an initial Premium accompanies the TIA. In accordance with Kansas City Life's underwriting rules, temporary life insurance coverage may not exceed $250,000. The TIA may not be in effect for more than 60 days. At the end of the 60 days, the TIA coverage terminates and the initial Premium will be returned to the applicant.

3. Payment of Minimum Initial Premium and Determination of Contract Date. With the TIA, the applicant must pay an initial Premium at the time of application that is at least equal to two months of Guaranteed Monthly Premium (one month of Guaranteed Monthly Premium is required for Contracts when Premiums will be made under a pre-authorized payment or combined billing arrangement). The minimum initial Premium required depends on a number of factors, such as the Age, sex and risk class of the proposed Insureds, the Total Sum Insured, any optional benefits and riders selected and the Planned Premiums the Owner proposes to make. (See "Planned Premium," below.)

In general, when applications are submitted with the required Premium (and the Premium is submitted in "good order") the Contract Date will be the same as that of the TIA. For Contracts where the required Premium is not accepted at the time of application or Contracts where values are applied to the new Contract from another contract, the Contract Date will be the approval date plus up to seven days. There are several exceptions, described below.

Contract Date Calculated to Be 29th, 30th or 31st of Month
No Contracts will be given a Contract Date of the 29th, 30th or 31st of the month. When values are applied to the new Contract from another contract and the Contract Date would be calculated to be one of these dates, the Contract Date will be the 28th of the month. In all other situations in which the Contract Date would be calculated to be the 29th, 30th or 31st of the month, the Contract Date will be set to the 1st of the next month.

Pre-Authorized Check Payment Plan (PAC) or Combined Billing (CB) -- Premium with Application
If PAC or CB is requested and the initial Premium is taken with the application, the Contract Date will be the date of approval. CB is a billing where multiple Kansas City Life contracts are billed together.

Government Allotment (GA) and Federal Allotment (FA)
If GA or FA is requested on the application and an initial Premium is taken with the application, the Contract Date will be the date of approval. If GA or FA is requested and no initial Premium is received the Contract Date will be the date we receive a full monthly allotment.

Kansas City Life may specify the form in which a Premium must be made in order for the Premium to be in "good order." Ordinarily, a check will be deemed to be in "good order" upon receipt, although Kansas City Life may require that the check first be converted into federal funds. In addition, for a Premium to be received in "good order," it must be accompanied by all required supporting documentation, in whatever form required.

An initial Premium will not be accepted from applicants that are not eligible for TIA coverage. Coverage under the Contract begins on the Contract Date, and Kansas City Life will deduct Contract charges as of the Contract Date.

The Contract Date is determined by these guidelines except, as provided for under state insurance law, the Owner may be permitted to backdate the Contract to preserve insurance age (and receive a lower cost of insurance rate). In no case may the Contract Date be more than six months prior to the date the application was completed. Monthly Deduction will be charged from the Contract Date. If coverage under an existing Kansas City Life insurance contract is being replaced, that contract will be terminated and values will be transferred on the date when all underwriting and other requirements have been met and the application has been approved. (For a discussion of underwriting requirements, see "Underwriting Requirements" below). Kansas City Life will deduct contract charges as of the Contract Date.

4. Underwriting Requirements. Kansas City Life requires satisfactory evidence of the proposed Insureds' insurability, which may include a medical examination of the proposed Insureds. The available issue ages are 20 through 85 for each Insured. There are four risk classes available: preferred nontobacco user, standard nontobacco user, preferred tobacco user, tobacco user. Age is determined on the Contract Date based on each Insured's age last birthday. The minimum Total Sum Insured is $200,000. The minimum Specified Amount is $100,000. The minimum Additional Insurance Amount is $10,000 and the maximum Additional Insurance Amount at the time of issue is four times the Specified Amount. This coverage may increase to a maximum of 8 times the Specified Amount after issue. Acceptance of an application depends on Kansas City Life's underwriting rules, and Kansas City Life reserves the right to reject an application.

5. Determination of Owner of the Contract. The Owner of the Contract may exercise all rights provided under the Contract. The Insureds are the Owner, unless a different Owner is named in the application. The Owner may by Written Notice name a contingent Owner or a new Owner while at least one Insured is living. Unless a contingent Owner has been named, on the death of the last surviving Owner, ownership of the Contract passes to the estate of the last surviving Owner,. The Owner may also be changed prior to both Insureds' deaths by Written Notice satisfactory to Kansas City Life.

B.   Payment and Acceptance of Additional Premiums

1. General. Additional unscheduled Premiums can be made at any time while the Contract is in force. Kansas City Life has the right to limit the number and amount of such Premiums, subject to the procedures described below. A loan repayment must be clearly marked as such or it will be credited as a Premium.

2. Procedures for Accepting Additional Premiums. Premiums must be made by check payable to Kansas City Life Insurance Company or by any other method that Kansas City Life deems acceptable. Kansas City Life may specify the form in which a Premium must be made in order for the Premium to be in "good order." Ordinarily, a check will be deemed to be in good order upon receipt, although Kansas City Life may require that the check first be converted into federal funds. In addition, for a Premium to be received in "good order," it must be accompanied by all required supporting documentation, in whatever form required.

Total Premiums paid may not exceed Premium limitations for life insurance set forth in the Internal Revenue Code. Kansas City Life will monitor Contracts and will notify the Owner if a Premium exceeds this limit and will cause the Contract to violate the definition of insurance. The owner may choose to take a refund of the portion of the Premium that is determined to be in excess of applicable limitations, or the Owner may submit an application to increase the Additional Insurance Amount, subject to our underwriting requirements. (See "Underwriting Requirements" above.) Kansas City Life will monitor Contracts and will attempt to notify the Owner on a timely basis if Premiums paid under a Contract exceed the "7-Pay Test" as set forth in the Internal Revenue Code and, therefore, the Contract is in jeopardy of becoming a modified endowment contract.

3. Planned Premiums. When applying for a Contract, the Owner selects a plan for paying level Premiums at specified intervals, e.g., quarterly, semi-annually or annually. If the Owner elects, Kansas City Life will also arrange for payment of Planned Premiums on a special monthly or quarterly basis under a pre-authorized payment arrangement. The Owner is not required to pay Premiums in accordance with these plans; rather, the Owner can pay more or less than planned or skip a Planned Premium entirely. Each Premium after the initial Premium must be at least $25. Kansas City Life may increase this minimum limit 90 days after sending the Owner a Written Notice of such increase. Subject to the limits described above, the Owner can change the amount and frequency of Planned Premiums by sending Written Notice to the Home Office. Kansas City Life, however, reserves the right to limit the amount of any increase in planned Premium.

4. Guaranteed Payment Period and Guaranteed Monthly Premium. A Guaranteed Payment Period is the period during which Kansas City Life guarantees that the Contract will not lapse if the amount of total Premiums paid is greater than or equal to the sum of: (1) the accumulated Guaranteed Monthly Premium in effect on each prior Monthly Anniversary Day, and (2) additional Premium amounts to cover the total amount of any partial surrenders taken and the Loan Balance under the Contract. The Guaranteed Payment Period is three years following the Contract Date.

The Guaranteed Monthly Premium is shown in the Contract. The per Guaranteed Monthly Premium varies by the risk class, issue age, and sex of each insured. Additional Premiums for substandard ratings and optional benefits and/or riders are included in the Guaranteed Monthly Premium. However, if changes are made to the optional benefits and/or rider coverage amounts in the first 3 contract years, Kansas City Life will recalculate the Guaranteed Monthly Premium and will notify the Owner of the new Guaranteed Monthly Premium and amend the Owner's Contract to reflect the change.


5. Guaranteed Minimum Death Benefit Option and Guaranteed Minimum Death Benefit Option Premium. The optional Guaranteed Minimum Death Benefit Option is available only at issue. This option is not available if Coverage Option B is elected or if the Joint First to Die Rider is issued with the Contract. If this option has been elected, it guarantees payment of the Specified Amount (less any Loan Balance and any past due charges) upon the death of the last surviving Insured, regardless of the Contract's investment performance, provided that the Guaranteed Minimum Death Benefit Option Premium requirement is met. The
Guaranteed Minimum Death Benefit Option does not guarantee any Additional Insurance Amount.

The Guaranteed Minimum Death Benefit Option Premium is the amount which guarantees that the Guaranteed Minimum Death Benefit Option will remain in effect. The Guaranteed Minimum Death Benefit Option Premium requirement is met if, on each Monthly Anniversary Day:
o the cumulative Premiums paid equal or exceed the cumulative Guaranteed Minimum Death Benefit Option Premiums (the amount of the Guaranteed Minimum Death Benefit Option Premium is shown in the Contract), plus any Loan Balance, where
o    the term "the  cumulative  Premiums paid" means the amount that is equal to
     (A) the sum of all Premiums paid, less (B) the sum of all partial surrenders, with (A) and (B) each accumulated at an annual effective interest rate of 4% from the date the Premium is paid, or the partial surrender is taken to the Monthly Anniversary Date on which the Guaranteed Minimum Death Benefit Option Premium requirement is calculated, and
o the term "cumulative Guaranteed Minimum Death Benefit Option Premiums means the amount that is equal to the sum of the Guaranteed Minimum Death Benefit Option Premiums, with each such Premium accumulated at an annual effective interest rate of 4% to the Monthly Anniversary Date on which the Guaranteed Minimum Death Benefit Option Premium requirement is calculated.

If the Guaranteed Minimum Death Benefit Option Premium requirement is not met, the Guaranteed Minimum Death Benefit Option is in default. A 61-day notice period begins on the day Kansas City Life mails the notice that the Guaranteed Minimum Death Benefit Option is in default and the amount of Premium required to maintain the Guaranteed Minimum Death Benefit Option. The default Premium will be the amount by which the cumulative Guaranteed Minimum Death Benefit Option Premium plus any Loan Balance is greater than the cumulative paid Premium. The Guaranteed Minimum Death Benefit Option will terminate if sufficient Premium is not paid by the end of the notice period.

If the policy contains any Additional Insurance Amount coverage or any optional benefits and/or riders, then in addition to testing the Guaranteed Minimum Death Benefit Option Premium requirement as outlined above, the Contract Value will be tested to ensure that the policy is funded at a sufficient level to support the Additional Insurance Amount or other optional benefits and/or riders. On each Monthly Anniversary Day the Cash Surrender Value will be tested to determine if it is sufficient to cover the Monthly Deduction. If not, a 61-day notice period begins on the day Kansas City Life mails notice of the default Premium amount. The default Premium will be equal to the payment which would be sufficient to provide a Cash Surrender Value equal to three Monthly Deduction. If we do not receive payment at least equal to the default Premium by the end of the notice period, we will terminate the Additional Insurance Amount and other optional benefit riders.


There is no charge for this option during the first 10 Contract Years. Beginning in Contract Year 11 a monthly charge per $1,000 of Specified Amount at issue will apply. The Guaranteed Minimum Death Benefit Option is not available for Coverage Option B Contracts, for Contracts on which the Additional Insurance Amount exceeds or is scheduled to exceed the Specified Amount or for Contracts which include the Joint First to Die Rider. The Guaranteed Minimum Death Benefit Option will terminate upon your request, if the Coverage Option is changed to B or if the amount of the Additional Insurance Amount is increased to more than the Specified Amount.

The Guaranteed Minimum Death Benefit Option may be reactivated within two years of termination of such option. Reactivation requires: (1) written notice to restore the option, (2) evidence of insurability of the Insureds satisfactory to us, unless Reactivation is requested within one year after the beginning of the notice period; and (3) payment of the amount by which the cumulative Guaranteed Minimum Death Benefit Option Premium plus Loan Balance exceeds the cumulative paid Premiums on the date of Reactivation. On the Monthly Anniversary Day on which the Reactivation takes effect, Kansas City Life will deduct from the Contract Value any unpaid Guaranteed Minimum Death Benefit Option charges. Kansas City Life reserves the right to deny Reactivation of the Guaranteed Minimum Death Benefit Option more than once during the life of the Contract.

6. Premiums Upon Increase in Additional Insurance Amount. Depending on the Contract Value at the time of an increase in the Additional Insured Amount and the amount of the increase requested, an additional Premium may be necessary or a change in the amount of Planned Premiums may be advisable.

7. Premiums to Prevent Lapse. If the Guaranteed Minimum Death Benefit Option has been elected, the Specified Amount is guaranteed to remain in force as long as the Guaranteed Minimum Death Benefit Option Premium requirement is met on each Monthly Anniversary Day. However, while failure to meet the Guaranteed Minimum Death Benefit Option Premium requirement will cause the Guaranteed Minimum Death Benefit Option to terminate, such failure will not necessarily cause the Contract to lapse. Riders are not guaranteed by the Guaranteed Minimum Death Benefit Option and will terminate if the Cash Surrender Value becomes negative.

a. During the Guaranteed Payment Period. The Contract will lapse and a Grace Period will start if there is not enough Cash Surrender Value in your Contract to cover the Monthly Deduction; and the Premiums paid are less than required to guarantee lapse won't occur during the Guaranteed Payment Period. If lapse occurs, the Premium you must pay to keep the Contract in force will be equal to the lesser of the amount to guarantee the Contract won't lapse during the Guaranteed Payment Period less the accumulated Premiums you have paid; and enough Premium to increase the Cash Surrender Value to at least the amount of three Monthly Deduction.

b. After the Guaranteed Payment Period. The Contract lapses and a Grace Period starts if the Cash Surrender Value is not enough to cover the Monthly Deduction. To prevent the Contract from terminating you must pay enough Premium to increase the Cash Surrender Value to at least the amount of three Monthly Deduction. You must make this payment before the end of the Grace Period.

If the Guaranteed Minimum Death Benefit Option has not been elected or has been removed, a grace period starts if the Cash Surrender Value on a Monthly Anniversary Day will not cover the Monthly Deduction. A Premium sufficient to provide a Cash Surrender Value equal to three Monthly Deduction must be paid during the grace period to keep the Contract in force.

8. Grace Period. The grace period is a 61-day period to pay sufficient Premiums to prevent lapse. Kansas City Life will send notice of the Premium amount required to be paid during the grace period to the Owner's last known address and the address of any assignee of record. The grace period will begin when the notice is sent. The Contract will remain in force during the grace period. If the last surviving Insured should die during the grace period, the Death Benefit proceeds will still be payable to the Beneficiary, although the amount paid will reflect a reduction for the Monthly Deduction due on or before the date of the last surviving Insured's death (and for any Loan Balance). If the grace period Premium has not been paid before the grace period ends, the Contract will lapse. It will have no value and no benefits will be payable. A grace period also may begin if Loan Balance becomes excessive.

C.   Allocation and Crediting of Initial and Additional Premiums

1. The Separate Account, Subaccounts, and Fixed Account. The variable benefits under the Contract are supported by the Kansas City Life Variable Life Separate Account (the "Variable Account"). The Variable Account currently consists of 30 Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund portfolio that is part of one of the following Funds:
MFS Variable Insurance Trust ("MFS Trust"), American Century Variable Portfolios Inc. ("American Century Variable Portfolios"), Federated Insurance Series, Federated Global Investment Management Corp., Dreyfus Variable Investment Fund, Dreyfus Stock Index Fund, The Dreyfus Socially Responsible Growth Fund, Inc., J.P. Morgan Series Trust II, Franklin Templeton Variable Insurance Products
Trust, Calamos Advisors Trust, AIM Variable Insurance Fund and Seligman Portfolios, Inc. Each fund is registered under the Investment Company Act of 1940 as an open-end management investment company. Owners also may allocate Contract Value to Kansas City Life's general account (the "Fixed Account"). Additional Subaccounts may be added from time to time to invest in portfolios of MFS Trust, American Century Variable Portfolios, Federated Insurance Series, Federated Global Investment Management Corp., Dreyfus Variable Investment Fund, Dreyfus Stock Index Fund, The Dreyfus Socially Responsible Growth Fund, Inc, J.P. Morgan Series Trust II, Templeton Variable Insurance Products Trust, Calamos Advisors Trust, AIM Variable Insurance Fund and Seligman Portfolios, Inc. or any other investment company.

2. Allocations Among the Accounts. Net Premiums and Contract Value are allocated to the Subaccounts and the Fixed Account in accordance with the following procedures.

a. General. In the Contract application, the Owner specifies the percentage of a Net Premium to be allocated to each Subaccount and to the Fixed Account. The sum of the allocations must equal 100%, and Kansas City Life reserves the right to limit the number of Subaccounts to which Premiums may be allocated, although the number of Subaccounts to which Net Premiums may be allocated will never be less than fifteen. The Owner can change the allocation percentages at any time, subject to these rules, by sending Written Notice to the Home Office. Changes in allocation may also be made by telephone if a proper authorization has been provided. The change will apply to Premiums received with or after receipt of notice.

b. Allocation of Initial Net Premium. On the Allocation Date, the initial Net Premium will be allocated to the Money Market subaccount. The Allocation Date is the later of the date when all underwriting and other requirements have been met and an application has been approved, or the date the initial Premium is received in "good order" at the Home Office. Kansas City Life may specify the form in which a Premium must be made in order for the Premium to be in "good order." Ordinarily, a check will be deemed to be in "good order" upon receipt, although Kansas City Life may require that the check first be converted into federal funds. In addition, for a Premium to be received in "good order," it must be accompanied by all required supporting documentation, in whatever form required. If any additional Premiums are received in "good order" before the Reallocation Date (as defined below), the corresponding Net Premiums also will be allocated to the Money Market Subaccount. On the Reallocation Date, Contract Value in the Money Market Subaccount will be allocated to the Subaccounts and to the Fixed Account based on the Net Premium allocation percentages specified in the application. The Reallocation Date is 30 days after the Allocation Date.

c. Allocation of Additional Premiums. Premiums received on or after the Reallocation Date will be credited to the Contract and the Net Premiums will be invested as requested on the Valuation Day they are received at Kansas City Life's Home Office, except if additional underwriting is required. Premiums requiring additional underwriting will not be credited to the Contract until underwriting has been completed and the Premium has been accepted. (See "Underwriting Requirements" above). If the additional Premium is rejected, Kansas City Life will return the Premium immediately, without any adjustment for investment experience.

II.  Transfers Among Accounts

A.   Transfer Privilege

1. General. After the Reallocation Date, the Owner may transfer all or part of an amount in the Subaccount(s) to another Subaccount(s) or to the Fixed Account, or transfer a part of an amount in the Fixed Account to the Subaccount(s), subject to the restrictions described below. Kansas City Life will make the transfer on the Valuation Day that it receives Written Notice requesting such transfer. Transfers may also be made by telephone, facsimile or electronic mail if the proper authorization has been provided.

2. General Restrictions on Transfer Privilege. The minimum transfer amount is the lesser of $250 or the entire amount in that Subaccount or the Fixed Account. A transfer request that would reduce the amount in a Subaccount or the Fixed Account below $250 will be treated as a transfer request for the entire amount in that Subaccount or the Fixed Account. There is no limit on the number of transfers that can be made among Subaccounts or to the Fixed Account. However, only one transfer may be made from the Fixed Account each Contract Year. (For a description of those restrictions, see "Restrictions on Transfers from Fixed Account," below.) The first six transfers during each Contract Year are free. Any unused free transfers do not carry over to the next Contract Year. Kansas City Life will assess a $25 Transfer Processing Fee for the seventh and each subsequent transfer during a Contract Year. For the purpose of assessing the fee, each Written Request (or telephone, facsimile or electronic mail request) is considered to be one transfer, regardless of the number of Subaccounts or the Fixed Account affected by the transfer. The processing fee will be deducted from the amount being transferred or from the remaining Contract Value, according to the Owner's instructions.

An excessive number of transfers, including short-term "market timing" transfers, may adversely affect the performance of the underlying Fund in which a Subaccount invests. If, in our sole opinion, a pattern of excessive transfers develops, we have the right not to process a transfer request. We also reserve the right not to process a transfer request when the sale or purchase of shares of a Fund is not reasonably practicable due to actions taken or limitations imposed by the Fund.

3. Restrictions on Transfers from Fixed Account. One transfer each Contract Year is allowed from the Fixed Account to any or all of the Subaccounts. The amount transferred from the Fixed Account may not exceed 25% of the unloaned Fixed Account Value on the date of transfer, unless the balance after the transfer is less than $250, in which case Kansas City Life will transfer the entire amount.



B.   Dollar Cost Averaging Plan

1. General. The Dollar Cost Averaging Plan, if elected, enables the Owner to transfer systematically and automatically, on a monthly basis for a period of 3 to 36 months, specified dollar amounts from the Federated Prime Money Fund II Subaccount to other Subaccounts. At least $250 must be transferred from the Federated Prime Money Fund II Subaccount each month. The required amounts may be allocated to the Federated Prime Money Fund II Subaccount through initial or subsequent Premiums or by transferring amounts into the Federated Prime Money Fund II Subaccount from the other Subaccounts or from the Fixed Account (which may be subject to certain restrictions).

2. Election and Operation of the Program. The Owner may elect this plan at the time of application by completing the authorization on the application or at any time after the Contract is issued by properly completing the election form and returning it to Kansas City Life. The election form allows the Owner to specify the number of months for the Dollar Cost Averaging Plan to be in effect. Changes may be made in dollar cost averaging by telephone, facsimile or electronic mail if proper authorization has been provided. Dollar cost averaging transfers will commence on the next Monthly Anniversary Day on or next following the Reallocation Date or the date the Owner requests. Dollar cost averaging will terminate at the completion of the designated number of months, when the value of the Federated Prime Money Fund II Subaccount is completely depleted, or the day Kansas City Life receives Written Notice instructing Kansas City Life to cancel the Dollar Cost Averaging Plan.

Transfers made from the Money Market Subaccount for the Dollar Cost Averaging Plan will not count toward the six transfers permitted each Contract Year without imposing the Transfer Processing Fee.

C.   Portfolio Rebalancing Plan

1. General. The Owner may elect to have the accumulated balance of each Subaccount redistributed to equal a specified percentage of the Variable Account Value. This will be done on a quarterly basis at three-month intervals from the Monthly Anniversary Day on which the Portfolio Rebalancing Plan commences.

2. Election and Operation of the Plan. The Owner may elect this plan at the time of application by completing the authorization on the application or at any time after the Contract is issued by properly completing the election form and returning it to us. If elected, this plan automatically adjusts the Owner's portfolio mix to be consistent with the allocation most recently requested. The redistribution will not count toward the six transfers permitted each Contract Year without imposing the Transfer Processing Fee. Changes may be made in the Portfolio Rebalancing Plan if proper authorization has been provided. If the Dollar Cost Averaging Plan has been elected and has not been completed, the
Portfolio  Rebalancing  Plan  will  commence  on  the  Monthly  Anniversary  Day following the termination of the Dollar Cost Averaging Plan. Portfolio rebalancing will terminate when you request any transfer or the day Kansas City Life receive Written Notice instructing us to cancel the Portfolio Rebalancing Plan. If the Contract Value is negative at the time portfolio rebalancing is scheduled, the redistribution will not be completed.

Portfolio rebalancing will terminate when the Owner requests any transfer unless the Owner authorizes a change in allocation at that time or the day Kansas City Life receives written notice instructing Kansas City Life to cancel the plan.


III. Redemption Procedures: Full and Partial Surrenders, Maturity Benefit, Death Benefits, and Loans

A.   "Free-Look" Period

The Owner may cancel the Contract for a refund during the "Free-Look" Period. This period expires 10 days after the Owner receives the Contract. If the Owner decides to cancel the Contract, the Owner must return it by mail or other delivery method to the Home Office or to the authorized Kansas City Life agent who sold it. Immediately after mailing or delivery, the Contract will be deemed void. Within seven calendar days after Kansas City Life receives the returned Contract, Kansas City Life will refund Premiums paid. In some states Kansas City Life may be required to refund the greater of Contract Value or Premiums paid.

B.   Surrendering the Contract for Cash Surrender Value

The Owner may surrender the Contract at any time for its Cash Surrender Value by submitting a Written Request to the Home Office. Kansas City Life may require return of the Contract. A surrender charge may apply. A surrender request will be processed as of the date the Owner's Written Request and all required documents are received. Payment will generally be made within seven calendar days. The Cash Surrender Value may be taken in one lump sum or it may be applied to a payment option. The Owner's Contract will terminate and cease to be in force if it is surrendered for one lump sum. It cannot later be reinstated.

C.   Partial Surrenders

1. General. The Owner may make partial surrenders under the contract at any time, subject to the conditions below. The Owner must submit a Written Request to the Home Office. Each partial surrender must be at least $500. The partial surrender amount may not exceed the Cash Surrender Value, less $300. A Partial Surrender Fee will be assessed on a partial surrender. This charge will be deducted from the Owner's Contract Value in addition to the amount requested to be surrendered and will be considered part of the surrender (together, "partial surrender amount"). As of the date Kansas City Life receives a Written Request for a partial surrender, the Contract Value will be reduced by the partial surrender amount.

2. Allocation of Partial Surrender Among the Accounts. When the Owner requests a partial surrender, the Owner can direct how the partial surrender amount will be deducted from Contract Value in the Subaccounts and Fixed Account. If the Owner provides no directions, the partial surrender amount will be deducted from Contract Value in the Subaccounts and Fixed Account on a pro-rata basis.

3. Effect of Partial Surrender on Death Benefit. If Coverage Option A or L is in effect, Kansas City Life will reduce the Contract Value by the partial surrender amount. The Total Sum Insured will be reduced by the partial surrender amount minus the excess, if any, of the Death Benefit over the Total Sum Insured at the time the partial surrender is made. If the partial surrender amount is less than the excess of the Death Benefit over the Total Sum Insured, the Total Sum Insured will not be reduced. If Coverage Option B is in effect Kansas City Life will reduce the Contract Value by the partial surrender amount. Kansas City Life reserves the right to reject a partial surrender request if the partial surrender would reduce the Total Sum Insured below the minimum amount for which the Contract would be issued under Kansas City Life's then-current rules, as interpreted by Kansas City Life.

4. Date Partial Surrender Requests Are Processed. Partial surrender requests will be processed as of the date the Owner's Written Request is received in good order, and generally will be paid within seven calendar days. A Written Request for a partial surrender will be deemed to be good order when, among other things, all required supporting documentation has been received.

D.   Surrender Charge

During the first 10 Contact Years, a Surrender Charge will be deducted from the Contract Value if the Contract is completely surrendered or lapses. The Surrender Charge is based on the Specified Amount at issue. We calculate this charge by multiplying the Surrender Charge for the applicable Ages and sex of each Insured by the Surrender Charge percentages. We then multiply this amount by the Specified Amount, divided by 1,000. The total Surrender Charge will not exceed the maximum Surrender Charge set forth in the Contract.

Any Surrender Charge deducted upon lapse is credited back to the Contract Value upon reinstatement. The Surrender Charge on the date of reinstatement will be the same as it was on the date of lapse. For purposes of determining the Surrender Charge on any date after reinstatement, the period the Contract was lapsed will not count.

The Surrender Charges calculated are applicable at the end of each Contract Year. After the first Contract Year, we will pro rate the surrender charges between Contract Years. However, after the end of the 10th Contract Year, there will be no Surrender Charge.

E.   Partial Surrender Fee

Kansas City Life will deduct an administrative charge upon a partial surrender. This charge is the lesser of 2% of the amount surrendered or $25. This charge will be deducted from the Contract Value in addition to the amount requested to be surrendered and will be considered to be part of the partial surrender amount.

F.   Redemptions for Monthly Deduction

On the Allocation Date, Kansas City Life will deduct a Monthly Deduction for the Contract Date and each Monthly Anniversary that has occurred prior to or on the Allocation Date. (The Monthly Deduction is described in Appendix A.) Subsequent Monthly Deduction will be made as of each Monthly Anniversary Day thereafter. The Owner's Contract Date is the date used to determine the Owner's Monthly Anniversary Day. The Monthly Deduction consists of (1) monthly expense charges,
(2) cost of insurance charges, and (3) any charges for optional benefits and/or riders. The Monthly Deduction is deducted from the Variable Accounts and Fixed Account pro rata on the basis of the portion of Contract Value in each account on the Monthly Anniversary Day.

G.   Death Benefits

As long as the Contract remains in force, Kansas City Life will pay the Death Benefit Proceeds upon receipt at the Home Office of proof of the death of the last surviving Insured that Kansas City Life deems satisfactory. Kansas City Life may also require proof of the death of the Insured who died first and may require return of the Contract. The Death Benefit will be paid in a lump sum generally within seven calendar days of receipt of satisfactory proof or, if elected, under a payment option. The Death Benefit will be paid to the Beneficiary.

     As described below, Kansas City Life will pay Death Benefit proceeds through the Generations Legacy Account. The Generations Legacy Account is an interest-bearing checking account at Generations Bank, an affiliate of Kansas City Life. Interest accrues daily and is paid monthly in the Generations Legacy Account. A Contract Owner or Beneficiary (whichever applicable) has immediate and full access to Death Benefit Proceeds by writing a check on the account. We pay interest on Death Benefit Proceeds from the date of death to the date the Generations Legacy Account is opened.

We will pay Death Benefit Proceeds through the Generations Legacy Account when the Death Benefit Proceeds are paid to an individual.

1. Amount of Death Benefit Proceeds. The Death Benefit Proceeds payable upon the death of the last surviving Insured are equal to the sum of: (1) the greater of:
(a) the Death Benefit under the Coverage Option selected, calculated as of the date of the last surviving Insured's death, or (b) the Corridor Death Benefit; and (2) an amount equal to any benefits provided by all option benefits or riders, plus any Premiums received after the date of death, minus any Loan Balance on that date, and, if the death occurred during a grace period, minus any past due Monthly Deduction. A minimum Death Benefit may be provided under the Guaranteed Minimum Death Benefit Option. If all or part of the Death Benefit proceeds are paid in one sum, Kansas City Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the last surviving Insured's death to the date of payment.

2. Coverage Options. The Contract Owner may choose one of three Coverage Options, which will be used to determine the Death Benefit. Under Option A, the Death Benefit is equal to the Total Sum Insured on the date of death of the last surviving Insured. Under Option B, the Death Benefit is the Total Sum Insured on the date of death of the last surviving Insured plus the Contract Value on the date of such death. Under Coverage Option L, the Death Benefit will be the sum of: (1) the Total Sum Insured on the date of death of the last surviving Insured; and (2) the Contract Value on the Contract Anniversary preceding the death of the last surviving Insured multiplied by the applicable Option L Death Benefit Percentage less the Total Sum Insured on that Contract Anniversary. If the amount in (2) of the Option L Death Benefit calculation is less than zero then the Option L Death Benefit will be equal to the amount calculated in (1).

3. Corridor Death Benefit. The purpose of the Corridor Death Benefit is to ensure that the amount of insurance we provide meets the definition of life insurance under the Internal Revenue Code. We calculate the Corridor Death Benefit by multiplying the Contract Value by the appropriate corridor percentage. The corridor percentages vary by Age, sex, risk class, Specified Amount, Additional Insurance Amount, the number of years coverage has been in effect and any applicable optional benefits or riders.


4. Initial Total Sum Insured and Coverage Option. The Initial Total Sum Insured is set at the time the Contract is issued. The Owner may change the Total Sum Insured from time to time, as discussed below. The Owner selects the Coverage Option when the Owner applies for the Contract. The Owner also may change the Coverage Option, as discussed below.

5. Changes in Coverage Option. Kansas City Life has the right to require that no change in Coverage Option occur during the first Contract Year and that no more than one coverage option change can be made in any 12-month period. Coverage Option L is only available at issue. After any change, the Total Sum Insured must be at least $200,000 and the Specified Amount must be at least $100,000. The effective date of the change will be the Monthly Anniversary Day following the date Kansas City Life approves the Owner's application for change.

If the Coverage Option is B or L, it may be changed to A. The Total Sum Insured will not change. If the Coverage Option is A or L, it may be changed to B subject to evidence of insurability satisfactory to Kansas City Life. (See "Underwriting Requirements," above.) The new Total Sum Insured will be the greater of the Total Sum Insured less the Contract Value as of the date of change or $25,000. If the Coverage Option is changed to B, the Guaranteed Minimum Death Benefit Option, if in effect, will terminate.

Kansas City Life has the right to decline any Coverage Option change request that Kansas City Life determines would cause the Contract to not qualify as life insurance under applicable tax laws.

6. Increases in the Additional Insurance Amount. Increases to the Additional Insurance Amount may be made either through scheduled annual increases requested and through unscheduled increases requested at any other time of the Owner's choosing. The maximum Additional Insurance Amount coverage is four times the Specified Amount at issue. This coverage may increase to a maximum of eight times the Specified Amount after issue under scheduled annual increases.

Scheduled increases to the Additional Insurance Amount, subject to Kansas City Life's approval, may be based on a flat amount annual increase or a percentage annual increase. Available percentage increases range from 0-25% of the Additional Insurance Amount. The percentage increase will be based on the specified percentage of the Additional Insurance Amount at the time the scheduled increase occurs. Available amounts for a flat amount increase may not exceed a dollar amount equal to 25% of the Additional Insurance Amount at issue. The Guaranteed Minimum Death Benefit Option will not be available if the Additional Insurance Amount is, or is scheduled to, exceed the Specified Amount.

The Owner may request increases to the Additional Insurance Amount other than the annual, scheduled increases available at issue. Kansas City Life reserves the right to require that no increases in Additional Insurance Amount occur during the first Contract Year and that no more than one increase be made in any 12-month period.

Any requested, unscheduled increase in the Additional Insurance Amount must be at least $10,000 and an application must be submitted. Kansas City Life will require satisfactory evidence of insurability. In addition, the Insureds' attained Age must be less than the current maximum issue Age for the Contracts, as determined by Kansas City Life from time to time. A change in Planned Premiums may be advisable.

The increase in the Additional Insurance Amount will become effective on the Monthly Anniversary Day on or next following the date the request for the increase is received and approved. If the Additional Insurance Amount is increased to be greater than the Specified Amount, the Guaranteed Minimum Death Benefit Option, if applicable, will terminate. In addition, if the Guaranteed Minimum Death Benefit Option is in force and if the Cash Surrender Value is at any time insufficient to pay monthly deduction for the Contract, the Additional Insurance Amount and riders will terminate in order to preserve the Guaranteed Minimum Death Benefit Option.

7. Decreases in Total Sum Insured. The Owner may request a decrease in the Total Sum Insured. When a decrease in Total Sum Insured is made, Kansas City Life will first reduce any amount of Additional Insurance Amount remaining and only then reduce the Specified Amount. If the Specified Amount is decreased, the Guaranteed Minimum Death Benefit Option coverage amount will be decreased by the same amount. Under certain circumstances, a partial surrender will result in a decrease in the Total Sum Insured.

Kansas City Life reserves the right to require that no decreases occur during the first Contract Year and that no more than one decrease be made in any 12-month period.

Kansas City Life reserves the right to require that the Total Sum Insured after any decrease be at least $200,000 and the Specified Amount must be at least
$100,000. The Owner must provide written notice to the Home Office of his intention to decrease the Total Sum Insured. The effective date of the decrease will be the Monthly Anniversary Day following the date Kansas City Life approves the Owner's request for a decrease.

Decreasing the Total Sum Insured may have the effect of decreasing monthly Cost of Insurance Charges. However, a decrease in the Total Sum Insured will not decrease the Guaranteed Monthly Premium, Guaranteed Minimum Death Benefit Option Premium or the Surrender Charges.

H.   Loans

1. When Loans are Permitted. Prior to the death of the last Insured to die, the Owner may borrow against the Contract at any time by submitting a Written Request to the Home Office, provided that the Cash Surrender Value of the Contract is greater than zero. Loans may also be made by telephone if the appropriate election has been made at the time of application or proper authorization has been provided to us. The maximum loan amount is equal to the Contract's Cash Surrender Value on the effective date of the loan less loan interest to the next Contract Anniversary. Contract loans will be processed as of the date the Owner's Written Request is received and approved. Loan proceeds generally will be sent to the Owner within seven calendar days.

2. Interest. Kansas City Life will charge interest on any Loan Balance at an annual rate of 6.0%. Interest is due and payable at the end of each Contract Year while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Loan Balance.

3. Loan Collateral. When a Contract loan is made, an amount sufficient to secure the loan is transferred out of the Subaccounts and the unloaned value in the Fixed Account and into the Contract's Loan Account. A loan will have no immediate effect on the Contract Value, but the Cash Surrender Value will be reduced immediately by the amount transferred to the Loan Account. The Owner may specify the Variable Accounts and/or Fixed Account from which collateral will be transferred. If no allocation is specified, collateral will be transferred from each Subaccount and from the unloaned value in the Fixed Account in the same proportion that the Contract Value in each Subaccount and the unloaned value in the Fixed Account bears to the total Contract Value in those accounts on the date that the loan is made. An amount of Cash Surrender Value equal to any due and unpaid loan interest will also be transferred to the Loan Account on each Contract Anniversary. Due and unpaid interest will be transferred from each Subaccount and the unloaned value in the Fixed Account in the same proportion that each Subaccount Value and the unloaned value in the Fixed Account Value bears to the total unloaned Contract Value.

The Loan Account will be credited with interest at an effective annual rate of not less than 4%. Interest earned on the Loan Account will be added to the Fixed Account.

4. Preferred Loan Provision. Beginning in the eleventh Contract Year, a preferred loan may be requested. The maximum amount available for a preferred loan is the Contract Value less Premiums paid and may not exceed the maximum loan amount. The amount in the Loan Account securing the preferred loan will be credited with interest at an effective annual rate of 6.0%. The preferred loan provision is not guaranteed.

5. Loan Repayment. The Owner may repay all or part of the Owner's Loan Balance at any time while the Insured is living and the Contract is in force. Kansas City Life has the right to require that each loan repayment be at least $50.00. Loan repayments must be sent to the Home Office and will be credited as of the date received. A loan repayment must be clearly marked as "loan repayment" or it will be credited as a Premium. When a loan repayment is made, Contract Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Subaccounts and the unloaned value in the Fixed Account.
Unless specified otherwise by the Owner, loan repayment amounts will be transferred to the Subaccounts and the unloaned value in the Fixed Account according to the Premium allocation instructions in effect at that time.

6. Reduction in Death Benefit. If the Death Benefit becomes payable while a loan is outstanding, the Loan Balance will be deducted in calculating the Death Benefit Proceeds.

7. Default. If the Loan Account Value exceeds the Contract Value less any applicable Surrender Charge on any Valuation Day, the Contract will be in default. The Owner, and any assignee of record, will be sent notice of the default. The Owner will have a 61-day grace period to submit sufficient payment to avoid termination of coverage under the Contract. The notice will specify the amount that must be repaid to prevent termination.



I.   Payment Options

The Contract offers a variety of ways of receiving proceeds payable under the Contract, such as on surrender, death or maturity, other than in a lump sum. These payment options are summarized below. The Owner may apply proceeds of $2,000 or more which are payable under this Contract to any of the following options:

1. Option 1 - Interest Payments. Kansas City Life will make interest payments to the payee annually or monthly as elected. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest paid annually. The proceeds and any unpaid interest may be withdrawn in full at any time.

2. Option 2 - Installments of a Specified Amount. Kansas City Life will make annual or monthly payments until the proceeds plus interest are fully paid. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest. The present value of any unpaid installments may be withdrawn at any time.

3. Option 3 - Installments For a Specified Period. Payment of the proceeds may be made in equal annual or monthly payments for a specified number of years. Interest on the proceeds will be paid at the guaranteed rate of 3.0% per year and may be increased by additional interest. The present value of any unpaid installments may be withdrawn at any time.

4. Option 4 - Life Income. Kansas City Life will pay an income during the payee's lifetime. You also may choose a minimum guaranteed payment period or an installment refund option as part of your life income payment option. The minimum guaranteed payment period guarantees that life income payments will continue after death until payments have been paid for the full guaranteed payment period selected. The installment refund option guarantees that life income payments will continue after death until the total income payments received equal the amount of proceeds applied when the option was initially selected.

5. Option 5 - Joint and Survivor Income. Kansas City Life will pay an income during the lifetime of two persons and will continue to pay the same income as long as either person is living. The minimum guaranteed payment period will be ten years.

6. Minimum Amounts. Kansas City Life reserves the right to pay the total amount of the Contract in one lump sum, if less than $2000. If payments are less than $50, payments may be made less frequently at Kansas City Life's option. If Kansas City Life has available at the time a payment option is elected options or rates on a more favorable basis than those guaranteed, the more favorable benefits will apply.

7. Choice of Options. You may choose an option by written notice during the Insured's lifetime. If a payment option is not in effect at the Insured's death, the beneficiary may make a choice.

J.   Delay in Redemptions or Transfers

Kansas City Life will ordinarily pay any Death Benefit Proceeds, loan proceeds, partial surrender proceeds, or full surrender proceeds within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, Kansas City Life may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Kansas City Life's Contract Owners.

K. Telephone, Facsimile and Electronic Mail Transfer, Premium Allocation Changes and Loan Privileges

1. Election of the Program. Transfers, changes in Premium allocation, changes in Dollar Cost Averaging, changes in Portfolio Rebalancing, and loan requests will be based upon instructions given by telephone, facsimile or electronic mail, provided the proper authorization has been provided to Kansas City Life. Kansas City Life reserves the right to suspend telephone, facsimile or electronic mail transfers, Premium allocation and/or loan privileges at any time, for any reason, if it deems such suspension to be in the best interests of Contract Owners.

2. Procedures Employed to Confirm Genuineness of Telephone, Facsimile and Electronic Mail Transfer, Premium Allocation Changes and Loan Privileges Instructions. Kansas City Life will employ reasonable procedures to confirm that instructions communicated by telephone, facsimile or electronic mail are genuine, and if Kansas City Life follows those procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. Kansas City Life may be liable for such losses if it does not follow those reasonable procedures. The procedures Kansas City Life will follow for telephone, facsimile or electronic mail transfers, Premium allocation changes and loans include requiring some form of personal identification prior to acting on instructions received, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

APPENDIX A

On the Allocation Date, Kansas City Life will deduct Monthly Deduction for the Contract Date and each Monthly Anniversary that has occurred prior to or on the Allocation Date. Subsequent Monthly Deduction will be made as of each Monthly Anniversary Day thereafter. The Contract Date is the date used to determine Monthly Anniversary Day. The Monthly Deduction consists of (1) Monthly Expense Charges, (2) cost of insurance charges, and (3) any optional benefit charges, as described below. The Monthly Deduction is deducted from the Variable Accounts and Fixed Account pro rata on the basis of the portion of Contract Value in each account on the Monthly Anniversary Day.

     Monthly Expense Charge.


     (1)  a monthly expense charge of $7.50 for all Contract Years.

     (2) A Monthly Per Thousand of Specified Amount Charge based on the issue age of the youngest insured. (See chart below)

                                     Current
----------------------------------------------------------------------------
                                Years 1-10
-------------------- ------------------ ----------------- ------------------
 Youngest Insured       Monthly Per         Youngest         Monthly Per
     Issue Age          Thousand of      Insured Issue       Thousand of
                     Specified Amount         Age         Specified Amount
-------------------- ------------------ ----------------- ------------------
       20-29               $0.07             50-59              $0.18
-------------------- ------------------ ----------------- ------------------
       30-39               $0.09             60-69              $0.28
-------------------- ------------------ ----------------- ------------------
       40-49               $0.14              70+               $0.35
----------------------------------------------------------------------------
                              Years 11+ $0.00
----------------------------------------------------------------------------

     The guaranteed maximum charge is $0.35 Monthly Per Thousand of Specified Amount for all ages and durations.


The Monthly Expense Charge reimburses Kansas City Life for expenses incurred in the administration of the Contracts and the Variable Account. Such expenses include but are not limited to: underwriting and issuing the Contract, confirmations, annual reports and account statements, maintenance of Contract records, maintenance of Variable Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Contract Owner servicing and all accounting, valuation, regulatory and updating requirements. The Guaranteed Monthly Expense Charge is guaranteed not to increase.

     Cost of Insurance Charge. This charge compensates Kansas City Life for the expense of providing insurance coverage. Kansas City Life may make a profit from this charge. Any profit may be used to finance distribution expenses. The charge depends on a number of variables and therefore will vary from Contract to Contract and from Monthly Anniversary Day to Monthly Anniversary Day. For any Contract, the cost of insurance on a Monthly Anniversary Day is calculated by multiplying the current cost of insurance rate for the Insureds by the net amount at risk for that Monthly Anniversary Day.

The net amount at risk on a Monthly Anniversary Day is the difference between the Death Benefit (see "Coverage Options,"), discounted with one month of interest and the Contract Value, as calculated on that Monthly Anniversary Day before the cost of insurance charge is taken. The interest rate used to discount the Death Benefit is the monthly equivalent of 4% per year.

The cost of insurance rate for a Contract on a Monthly Anniversary Day is based on each Insureds' Age, sex, number of completed Contract Years, Total Sum Insured and risk class, and therefore varies from time to time. Kansas City Life currently places each Insured in the following classes, based on underwriting:
Standard Tobacco User, Standard Nontobacco User, Preferred Nontobacco User and Preferred Tobacco User. The Insureds may be placed in a substandard risk class, which involves a higher mortality risk than the Standard Tobacco User or Standard Nontobacco User classes.

Kansas City Life places the each Insured in a risk class when the Contract is given underwriting approval, based on Kansas City Life's underwriting of the application. When an increase in Additional Insurance Amount is requested, Kansas City Life conducts underwriting before approving the increase to determine the risk class that will apply to the increase. If the risk class for the increase has lower cost of insurance rates than the existing risk class, the lower rates will apply to the entire Total Sum Insured. If the risk class for the increase has higher cost of insurance rates than the existing class, the higher rates will apply only to the increase in Additional Insurance Amount, and the existing risk class will continue to apply to the existing Total Sum Insured.

Kansas City Life guarantees that the cost of insurance rates used to calculate the monthly Cost of Insurance Charge will not exceed the maximum cost of insurance rates set forth in the Contract. The guaranteed rates for standard and preferred risk classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

Kansas City Life's current cost of insurance rates may be less than the guaranteed rates that are set forth in the Contract. Current cost of insurance rates will be determined based on Kansas City Life's expectations as to future mortality experience. These rates may change from time to time.

Cost of insurance rates (whether guaranteed or current) for one or both Insureds in a nontobacco user standard class are lower than rates for one or both Insureds of the same age and sex in a tobacco user standard class. Cost of insurance rates (whether guaranteed or current) for one or both Insureds in a nontobacco user or tobacco user standard risk class are lower than rates for one or both Insureds of the same age, sex and tobacco user class in a substandard risk class.

     Guaranteed Minimum Death Benefit Option Charge. There is no charge for the Guaranteed Minimum Death Benefit Option in the first ten Contract Years. Beginning in Contract Year 11, the charge will be $.01 per $1,000 on a current basis and $.03 per $1,000 on a guaranteed basis. This charge will be based on the Specified Amount and will be deducted monthly.

     Reduced Charges for Eligible Groups. The charges otherwise applicable may be reduced with respect to Contracts issued to a class of associated individuals or to a trustee, employer or similar entity where Kansas City Life anticipates that the sales to the members of the class will result in lower than normal Premium expense charge and Monthly Deduction from Contract Value. These reductions will be made in accordance with our rules in effect at the time of the application for a Contract. The factors Kansas City Life will consider in determining the eligibility of a particular group for reduced charges and the level of the reduction are as follows: the nature of the association and its organizational framework, the method by which sales will be made to the members of the class, the facility with which Premiums will be collected from the associated individuals and the association capabilities with respect to administrative tasks, the anticipated persistency of the Contract, the size of the class of associated individuals and the number of years it has been in existence and any other such circumstances which justify a reduction in sales or administrative expenses. Any reduction will be reasonable and will apply uniformly to all prospective Contract purchases in the class and will not be unfairly discriminatory to the interest of any Contract holder.

     Optional Benefits and/or Riders. The following optional benefits are available and may be added to the Contract. Monthly charges for these optional benefits will be deducted from Contract Value as part of the Monthly Deduction. All of these benefits may not be available in all states.

     Contract Split Option Rider
     Issue Ages:  20-75
     This rider allows the Owner to split the Contract equally into two individual policies, one on the life of each Insured. This split option will be offered without evidence of insurability under the conditions that the request is made as the result of either (1) the divorce of the two Insureds; or (2) as a result of a change in the Unlimited Federal Estate Tax marital deduction or a reduction in the maximum Federal Estate Tax bracket rate to a rate below 25%. Specific other conditions must also be met in order to qualify. When this option is exercised, the existing Contract will be terminated. The new contracts will be based on the Insureds' Age, sex, and based on risk class at the time of issue of the original Contract. This rider will terminate at the older Insured's age 80. The rider will also terminate if the Owner elects to keep the Guaranteed Minimum Death Benefit Option in effect after it is determined that funding is not adequate to cover these rider charges.

     Joint First to Die Term Life Insurance Rider
     Issue Ages:  20-85
     This rider covers the Insureds under the Contract and provides yearly renewable term coverage on the first Insured to die on or before the older Insured's age 100 and while this rider is in force. Coverage amounts may differ between the two Insureds, but the maximum coverage equals the Total Sum Insured and the minimum coverage equals $10,000. The coverage amounts for each Insured under this rider may be increased (subject to insurability) or decreased. The Owner may also choose at issue a schedule for the coverage to decrease annually. The scheduled decreases may be based on the percentage of the coverage amount ranging up to 25% of the rider coverage amount or may be a flat dollar amount. If this rider is elected, the Guaranteed Minimum Death Benefit Option is not available on the Contract.

     Joint Survivorship Four-Year Term Life Insurance Rider
     Issue Ages:  20-85
     This rider provides renewable one-year level term insurance and expires at the end of the fourth contract anniversary year of the rider. The term insurance provides a death benefit payable at the death of the last surviving Insured. The minimum coverage is $100,000 and the maximum coverage is equal to the Total Sum Insured. The rider will also terminate if the Owner elects to keep the Guaranteed Minimum Death Benefit Option in effect after it is determined that funding is not adequate to cover these rider charges.

Bonus on Contract Value in the Variable Account
A bonus may be credited to the Contract on each Monthly Anniversary Day following the Contract Date. The monthly bonus applies to Contracts with a Total Sum Insured of $5,000,000 and above and equals an annual rate of .125% of the Contract Value in each Subaccount of the Variable Account. The bonus is not guaranteed and will be paid at Kansas City Life's sole discretion.